中信泰富有限公司

BY COURIER

07022133

Exemption No. 82-5232

CITIC PACIFIC

Date : 21st March, 2007

BEST AVAILABLE COPY

SEC MAIL RECEIVED PROCESSING
MAR 2 2 2007
WASH. D.C. 209 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

BEST AVAILABLE COPY

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since February 22, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Alice Tso
Company Secretary

Encls.
AT/ww/LTR-2812

Annexure

CITIC Pacific Limited

List of Information that the Company since February 22, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return of Allotments
   Date : February 22, 2007
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Announcement on preferential offer to the qualifying shareholders regarding the separate listing of CITIC 1616 Holdings Limited on the Main Board of The Stock Exchange of Hong Kong Limited
   Date : March 9, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

3. Document : Announcement of audited financial results of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) for the year ended 31st December, 2006
   Date : March 12, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : 2006 Annual Report of Daye *(only available in Chinese)*
   Date : March 12, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : 2006 Summary Financial Report of Daye *(only available in Chinese)*
   Date : March 12, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Audited Financial Statements and Auditors' Report of Daye for the year ended December 31, 2006 *(only available in Chinese)*
Date : March 12, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Announcement regarding resolutions passed at the seventeenth meeting of the Fourth Session of Board of Directors of Daye *(only available in Chinese)*
Date : March 12, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Announcement regarding resolutions passed at the tenth meeting of the Fourth Session of Supervisory Committee of Daye *(only available in Chinese)*
Date : March 12, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Notice of Annual General Meeting of Daye for the year 2006 *(only available in Chinese)*
Date : March 12, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Announcement regarding forecast of daily related party transactions of Daye for the year 2007 *(only available in Chinese)*
Date : March 12, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Announcement regarding opinions of Independent Directors of Daye *(only available in Chinese)*
Date : March 12, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Auditors' statement regarding Daye related party indebtedness *(only available in Chinese)*
Date : March 12, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Announcement of Results for the year ended December 31, 2006
Date : March 15, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	26	01	2007
至 To	13	02	2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 2 2007
WASH. D.C.
209

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	2,224,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	103,320,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	880,793,264.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿...

Your Receipt
Companies Registry
H.K.

22/02/2007 11:19:45

Submission No.:	234064781/1
CR NO.:	0145656
Bh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$30,000.00

Receipt No.	Method	Amount(HKD)
342340088885	Chq	$30,000.00
Total Paid		$30,000.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	3,000,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD53,400,000.00
Shares	2,560,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD49,920,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Shares	類別 Class
Rockhampton Investments Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	4,000,000	
Highpoint International Ltd.	c/o 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	1,000,000	
Liu Jifu	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	500,000	
Wang Ande	45/F., CITIC Square, No. 1168 Nan Jing West Road, Shanghai, China	60,000	
	各類別股份分配的總數 Total Shares Allotted by Class	5,560,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 22nd February, 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 . Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2006 年年度報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2006年年度报告
ANNUAL REPORT

董事长:蔡星海

目 录

大冶特殊钢股份有限公司2006年年度报告

重要提示：本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

没有董事、监事、高级管理人员对年度报告内容的真实性、准确性、完整性无法保证或存在异议。

普华永道中天会计师事务所有限公司为本公司出具了标准无保留审计意见的审计报告。

本公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证年度报告中的财务报告的真实、完整。

一、公司基本情况简介

1、	公司法定中文名称：	大冶特殊钢股份有限公司
	公司法定英文名称：	DAYE SPECIAL STEEL CO.,LTD.
2、	公司法定代表人：	蔡星海
3、	公司董事会秘书：	王培熹
	公司证券事务代表：	王平国
	联系地址：	湖北省黄石市黄石大道 316 号
	联系电话：	0714 –6297373
	公司传真：	0714 –6297280
	电子信箱：	dytg0708@163.com
4、	公司注册地址及办公地址:	湖北省黄石市黄石大道 316 号
	邮政编码：	435001
	公司网址：	http://www.dayesteel.com.cn
	电子邮箱：	hbygzq@public.hs.hb.cn

5、 公司选定的信息披露报纸名称： 《中国证券报》《证券时报》《上海证券报》

登载年度报告的中国证监会指定国际互联网网址： http://www.cninfo.com.cn

公司年度报告备置地点： 公司董事会秘书室

6、 公司股票上市交易所： 深圳证券交易所

证券简称： 大冶特钢

证券代码： 000708

7、 公司首次注册登记日期： 1993 年 5 月 18 日

公司首次注册登记地点： 湖北省黄石市

企业法人营业执照注册号： 企股鄂总字第 003308 号

税务登记号码： 42020327175201X

会计师事务所： 普华永道中天会计师事务所有限公司

会计师事务所办公地址： 上海市湖滨路 202 号普华永道中心 11 楼

二、会计数据和业务数据摘要

（一）本年度利润指标

单位：人民币元

项　目	金　额
利润总额	317,659,280
净利润	317,659,280
扣除非经常性损益后的净利润 *	256,830,062
主营业务利润	394,714,610
其他业务利润	12,586,149
营业利润	348,534,210
投资收益	145,221
补贴收入	0
营业外收支净额	(31,020,151)
经营活动产生的现金流量净额	532,677,656
现金及现金等价物净增减额	127,005,756

注：*扣除的非经常性损益项目、涉及金额：

1、处置固定资产的净损失	373,377	元
2、诉讼损失	1,864,745	元
3、投资收益	(145,221)	元
4、其他营业外收入	(1,416,155)	元
5、其他营业外支出	30,198,184	元
6、以前年度已经计提各项减值准备的转回	(91,704,148)	元
7、债务重组损失	0	元
合计影响数	(60,829,218)	元

（二）公司前三年主要会计数据和财务指标

单位：人民币元

项目	2006 年	2005 年	本年比上年增减(%)	2004 年
主营业务收入	4,543,900,208	4,446,239,395	2.20	3,810,099,149
净利润	317,659,280	80,367,507	295.26	27,014,555
总资产	2,958,462,131	3,173,131,050	-6.77	4,062,769,929
股东权益（不含少数股东权益）	1,322,031,965	968,479,228	36.51	877,497,797
每股收益(全面摊薄)	0.707	0.179	294.97	0.060
每股收益（加权平均法）	0.707	0.179	294.97	0.060
每股净资产	2.942	2.155	36.52	1.953
调整后的每股净资产	2.941	2.150	36.79	1.934
每股经营活动产生的 现金流量净额	1.185	0.431	174.94	-0.765
净资产收益率（%）(全面摊薄)	24.03	8.30	15.73	3.08
净资产收益率（%）（加权平均）	27.74	8.71	19.03	3.27
扣除非经常性损益后的加权净资产收益率(%)	22.43	8.36	14.07	6.89
扣除非经常性损益后的摊薄净资产收益率(%)	19.43	7.97	11.46	6.48
扣除非经常性损益后的加权每股收益	0.571	0.172	231.98	0.127
扣除非经常性损益后的摊薄每股收益	0.571	0.172	231.98	0.127

（三）按照中国证监会《公开发行证券的公司信息披露编报规则第九号》的规定，公司 2006 年度按全面摊薄法和加权平均法计算的净资产收益率及每股收益

单位：人民币元

报告期利润	净资产收益率				每股收益			
	2006 年度		2005 年度		2006 年度		2005 年度	
	全面摊薄	加权平均	全面摊薄	加权平均	全面摊薄	加权平均	全面摊薄	加权平均
主营业务利润	29.86	34.47	23.1	24.24	0.878	0.878	0.498	0.498
营业利润	26.36	30.43	8.98	9.42	0.776	0.776	0.194	0.194
净利润	24.03	27.74	8.30	8.71	0.707	0.707	0.179	0.179
扣除非经常性损益后的净利润	19.43	22.43	7.97	8.36	0.571	0.571	0.172	0.172

（四）股东权益变动情况

单位：人民币元

项 目	股 本	资本公积	盈余公积	法定公益金	未分配利润	股东权益合计
期初数	449,408,480	449,759,817	52,430,306	50,320,228	16,880,625	968,479,228
本期增加		35,893,457	31,765,928		285,893,352	353,552,737
本期减少				50,320,228		
期末数	449,408,480	485,653,274	84,196,234	0	302,773,977	1,322,031,965

变动原因：

1、资本公积变动的原因：增加35,893,457元，主要是其他资本公积中的债务重组收益。

2、盈余公积变动的原因：增加31,765,928元，主要是按年度净利润10%提取法定盈余公积金；

3、法定公益金变动的原因：减少50,320,228元，根据2006年1月1日起施行的《中华人民共和国公司法》和本公司修改后章程及董事会的决议，本公司从2006年起不再计提法定公益金。根据财政部2006年3月15日发布的《关于〈公司法〉施行后有关企业财务处理问题的通知》，本公司将截至2005年12月31日止的法定公益金结余，转作盈余公积金管理使用。

4、未分配利润增加的原因：增加285,893,352元，主要按本年度净利润10%提取法定盈余公积金后的利润转入所致。

三、股本变动及股东情况

（一）公司股本变动情况

1、公司股份变动情况表

单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、有限售条件股份	282,371,216	62.83						282,371,216	62.83
1、国家持股									
2、国有法人持股									
3、其他内资持股	155,752,736	34.65						155,752,736	34.65
其中									
境内法人持股	155,750,000	34.65						155,750,000	34.65
境内自然人持股	2,736							2,736	
4、外资持股	126,618,480	28.18						126,618,480	28.18
其中									
境外法人持股	126,618,480	28.18						126,618,480	28.18
境外自然人持股									
二、无限售条件股份	167,037,264	37.17						167,037,264	37.17
1、人民币普通股	167,037,264	37.17						167,037,264	37.17
2、境内上市的外资股									
3、境外上市的外资股									
4、其他									
三、股份总数	449,408,480	100.00						449,408,480	100.00

2、有限售条件股份可上市交易时间

单位：股

时间	限售期满新增可上市交易股份数量	有限售条件股份数量余额	无限售条件股份数量余额	说明
2007 年 2 月 7 日	2,440,000	279,928,480	169,480,000	武汉石化石油液化气公司持有的有限售条件股份 1,140,000 股于 2007 年 2 月 8 日解除限售，已上市流通。湖北华乐投资有限公司未作出承诺,也未申请解除限售股份的比例,其所持有限售条件股份 1,300,000 股按规定自股改方案实施之日起，满 12 个月后可上市交易或转让。
2007 年 5 月 7 日	840,000	279,088,480	170,320,000	
2007 年 8 月 7 日	12,810,000	266,278,480	183,130,000	
2008 年 2 月 7 日	5,040,000	261,238,480	188,170,000	
2009 年 2 月 7 日	261,238,480	0	449,408,480	

3、前 10 名有限售条件股东持股数量及限售条件

单位：股

序号	有限售条件名称	持有的有限售条件股份数量	可上市交易时间	新增可上市交易股份数量	限售条件
1	湖北新冶钢有限公司	134,620,000	2009 年 2 月 7 日	134,620,000	注 1
2	中信泰富（中国）投资有限公司	126,618,480	2009 年 2 月 7 日	126,618,480	注 1
3	东风汽车公司	7,980,000	2007 年 8 月 7 日	7,980,000	注 3
4	襄阳汽车轴承股份有限公司	3,420,000	2008 年 2 月 7 日	3,420,000	注 2
5	湖北正智资产管理有限公司	2,280,000	2007 年 8 月 7 日	2,280,000	注 3
6	中国一拖集团有限公司	2,280,000	2007 年 8 月 7 日	2,280,000	注 3
7	湖北华乐投资有限公司	1,300,000	2007 年 2 月 7 日	1,300,000	注 6
8	中国北车集团北京南口机车车辆机械厂	1,140,000	2008 年 2 月 7 日	1,140,000	注 2
9	武汉石化石油液化气公司	1,140,000	2007 年 2 月 7 日	1,140,000	注 5
10	无锡市宏裕百货商店	840,000	2007 年 5 月 7 日	840,000	注 4

注 1：该公司承诺自改革方案实施之日起，至少在 36 个月内不上市交易或者转让。

注 2：该公司承诺自改革方案实施之日起，至少在 24 个月内不上市交易或者转让。

注 3：该公司承诺自改革方案实施之日起，至少在 18 个月内不上市交易或者转让。

注 4：该公司承诺自改革方案实施之日起，至少在 15 个月内不上市交易或者转让。

注 5；该公司承诺自改革方案实施之日起，至少在 12 个月内不上市交易或者转让。2007 年 2 月 6 日，该公司承诺的限售期满，所持有的 1,140,000 股有限售条件的流通股股票于 2007 年 2 月 8 日解除限售，已上市流通。

注6：该公司未承诺限售期，按《上市公司股权分置改革管理办法》的规定，自改革方案实施之日起，在12个月内不得上市交易或转让。

4、股票发行与上市情况

(1) 2003年至2005年部分已离任董事、监事、高级管理人员所持有的14,368股内部职工股按规定解冻，使2005年年度末已流通股为167,037,264股。报告期内，已流通股未发生变化，仍为167,037,264股。公司现任董事、监事、高级管理人员所持有的2,736股按规定冻结。

(2) 报告期内公司股本总数没有发生变动。

（二）股东情况介绍

1、报告期末股东总数：截止2006年12月31日公司股东共计48,807户。

2、公司前十名股东、前十名无限售条件股东持股表：

单位：股

股东总数	48,807 户				
前 10 名股东持股情况					
股东名称	股东性质	持股比例（%）	持股总数	持有有限售条件股份数量	质押或冻结的股份数量
湖北新冶钢有限公司	其他	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	外资股东	28.18	126,618,480	126,618,480	
东风汽车公司	其他	1.78	7,980,000	7,980,000	
全国社保基金一零二组合	其他	0.91	4,081,079		
襄阳汽车轴承股份有限公司	其他	0.76	3,420,000	3,420,000	
湖北正智资产管理有限公司	其他	0.51	2,280,000	2,280,000	
中国一拖集团有限公司	其他	0.51	2,280,000	2,280,000	
黄石冶钢兴鑫钢渣开发有限责任公司	其他	0.44	1,961,255		
湖北华乐投资有限公司	其他	0.29	1,300,000	1,300,000	1,300,000
中国北车集团北京南口机车车辆机械厂	其他	0.25	1,140,000	1,140,000	

前 10 名无限售条件股东持股情况		
股东名称	持有无限售条件股份数量	股份种类
全国社保基金一零二组合	4,081,079	人民币普通股
黄石冶钢兴鑫钢渣开发有限责任公司	1,961,255	人民币普通股
梁世雄	516,078	人民币普通股
何维	448,000	人民币普通股
卢秋莲	417,600	人民币普通股
李建国	403,209	人民币普通股
罗智维	400,000	人民币普通股
岑文秀	400,000	人民币普通股
邱嘉楣	400,000	人民币普通股
罗英	399,780	人民币普通股
上述股东关联关系或一致行动的说明	未知前 10 名流通股股东之间及前 10 名流通股股东和前 10 名股东之间是否存在关联关系。	

说明：

（1）湖北新冶钢有限公司、中信泰富（中国）投资有限公司为持有本公司5%以上股份的股东。

（2）报告期内，湖北华乐投资有限公司所持有的1,300,000股被司法冻结，冻结期限至2007年5月17日。

（3）公司前十名股东中，前第一名股东和前第二名股东系同一实际控制人中信泰富有限公司控制的下属公司，属于《上市公司收购管理办法》中规定的一致行动人。

（4）中信泰富（中国）投资有限公司为外资股股东。

3、公司控股股东及实际控制人情况

(1) 公司控股股东情况

公司名称:	湖北新冶钢有限公司
法定代表人:	李松兴
注册资本:	24,183 万美元
变更日期:	2004 年 10 月 15 日
企业类型:	中外合资经营
主要经营业务或管理活动:	生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

(2) 公司实际控制人情况

公司名称:	中信泰富有限公司（CITIC Pacific Limited）
成立日期:	1985 年 1 月 8 日
法定股本:	港币 12 亿元
主要经营业务或管理活动:	业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

(3) 公司和控股股东之间的产权和控制关系方框图：


中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD
100%
SILVER ASCOT HOLDINGS LTD
100%
宝泰有限公司
100%
YAN LINK COMPANY LIMITED
100%
中信泰富(中国)投资有限公司
95%
湖北新冶钢有限公司
29.95%
28.18%
大冶特殊钢股份有限公司

4、公司其他持股在10%以上的法人股东情况：

公司名称：	中信泰富（中国）投资有限公司
法定代表：	荣明杰
注册资本：	美元 6,000 万元
成立日期：	2000 年 10 月 27 日
企业类型：	外商独资企业
主要经营业务或管理活动：	1、在国家鼓励和允许外商投资的基础设施、电力、热电、环保、冶金、机电、通讯设备领域进行投资；2、受公司所投资企业的书面委托（经董事会一致通过），向其提供下列服务：（1）协助或代理这些企业从国内外采购该企业自用的机器设备、办公设备和生产所需的原材料、元器件、零部件和在国内外销售其所投资企业生产的产品，并提供售后服务；（2）在外汇管理部门同意和监督下，在其所投资企业之间平衡外汇；（3）协助其所投资企业招聘人员并提供人员、技术和经营管理方面的培训、市场开发及产品研究和开发；（4）协助其所投资企业寻求贷款及提供担保。3、为其所投资企业提供咨询服务（涉及许可经营的凭许可证经营）。

四、董事、监事、高级管理人员和员工情况

（一）现任董事、监事、高级管理人员基本情况

姓 名	性别	职 务	任期起止日期	年 龄	年初持股数	年末持股数
蔡星海	男	董事长	2006.2-2008.1	62		
李松兴	男	董事	2006.2-2008.1	53		
罗铭韬	男	董事	2006.2-2008.1	43		
邵鹏星	男	董事	2006.2-2008.1	57		
钱 刚	男	董事 总经理	2005.1-2008.1	40		
文 武	男	董事	2006.2-2008.1	46		
王培熹	男	董事 总会计师 董事会秘书	2005.1-2008.1	57		
吴茂清	男	独立董事	2005.1-2008.1	64		
周志海	男	独立董事	2005.1-2008.1	60		
沈 岩	男	独立董事	2005.1-2008.1	43		
顾友良	男	独立董事	2005.1-2008.1	67		
傅柏树	男	监事会主席	2005.1-2008.1	53	2,736	2,736
谢德辉	男	监事	2006.2-2008.1	52		
吴巨波	男	监事	2005.1-2008.1	41		
刘亚平	男	监事	2005.1-2008.1	47		
黄旭光	男	监事	2005.1-2008.1	40		
高国华	男	副总经理	2005.1-2008.1	38		
王社教	男	副总经理	2005.1-2008.1	40		

董事、监事、高级管理人员在股东单位任职情况：

姓名	任职的股东名称	担任的职务	任职期间
蔡星海	湖北新冶钢有限公司	副董事长	2004 年 11 月至今
李松兴	湖北新冶钢有限公司	董事长	2004 年 11 月至今
罗铭韬	湖北新冶钢有限公司	董事	2004 年 11 月至今
邵鹏星	湖北新冶钢有限公司	总经理	2004 年 11 月至今
文　武	湖北新冶钢有限公司	副总经理	2004 年 11 月至今
傅柏树	湖北新冶钢有限公司	副总经理	2004 年 11 月至今
谢德辉	湖北新冶钢有限公司	董事、 财务总监	2004 年 11 月至今 2004 年 11 月-2006 年 12 月
吴巨波	湖北新冶钢有限公司	财务部部长	2004 年 11 月至今

（二）现任董事、监事、高级管理人员的主要工作经历和在除股东单位外的其他单位的任职或兼职情况

蔡星海先生，历任无锡无线电厂副厂长、无锡市电讯仪表工业局党委书记、无锡市对外经济贸易委员会副主任。现任中信泰富有限公司工业部董事、江苏泰富兴澄特殊钢有限公司副董事长。

李松兴先生，历任环球航运集团业务部总经理、美国大陆银行助理副总裁。现任中信泰富有限公司副董事总经理、江苏泰富兴澄特殊钢有限公司董事长、中信国安有限公司副董事长、中国国际货运航空有限公司副董事长、中信泰富矿业管理有限公司董事及中信泰富有限公司控股的其他有关工业、信息业、贸易业务的公司董事。

罗铭韬先生，历任交通银行副经理。 现任中信泰富有限公司董事、新香港隧道有限公司、香港运输物流及管理有限公司、香港西区隧道有限公司、中信国安有限公司、中国国际货运航空有限公司、中信泰富矿业管理有限公司及中信泰富有限公司控股的其他有关基建、环境保护、工业方面的公司董事。

邵鹏星先生，历任新疆钢铁公司科长、厂长助理、江阴钢厂生产计划处长、厂长助理、江苏泰富兴澄特殊钢有限公司总经理助理、副总经理。

钱刚先生，历任兴澄钢铁三炼钢分厂专职工程师、生产技术厂长、三炼钢分厂厂长、兴澄特钢总经理助理兼特炼分厂厂长、副总工程师、中国电炉炼钢学术委员会委员、《特殊钢》杂志编委。

文武先生，历任公司技术处（部）副处长、副部长、部长、公司副总工程师、副总经理兼总工程师、公司董事、武汉协通金属科贸有限责任公司董事长、《特殊钢》杂志编委。

王培熹先生，历任上海第一钢铁（集团）有限公司二炼钢分厂副厂长、财务处副处长、处长、副总会计师、上海总会计师研究协会会员。

吴茂清先生，历任本溪钢铁公司技术质量处副处长、本钢（集团）特钢公司总经理、本钢（集团）公司常务副总经理。现任中国特钢企业协会常务副理事长。

周志海先生，历任无锡市钢丝绳厂厂长、无锡市冶金工业局副局长、党委书记、党委书记兼局长。现任无锡政协常委、江苏省冶金企业管理协会副会长、无锡市冶金企业管理协会会长。

沈岩先生，历任无锡市财税局办事员、无锡市公证会计师事务所项目经理、部门经理、副所长。现任江苏公证会计师事务所有限公司副主任会计师。

顾友良先生，历任大冶钢厂一炼钢分厂生产技术厂长、大冶钢厂副厂长、公司董事、副总经理、冶钢集团有限公司副总经理。现任浙江海盐汇友兄弟标准件有限公司顾问。

傅柏树先生，历任大冶钢厂一轧钢厂副厂长、厂长、厂长兼党委书记、公司董事、副总经理、冶钢集团有限公司董事、副总经理、公司党委副书记、纪委书记、工会主席。

谢德辉先生，历任纵横 2000 有限公司台湾分公司财务经理、宋咖喇有限公司总会计师、江苏泰富兴澄特殊钢有限公司财务总监。现任中信泰富有限公司工业部总经理。

吴巨波先生，历任北满特钢筹资科科长、北兴特钢财务部部长。

刘亚平先生，历任大冶钢厂一轧钢厂工会主席、党委副书记、厂长兼党委书记、连轧厂厂长兼党委书记、公司质量检验部副部长、公司工会副主席。

黄旭光先生，历任大冶钢厂二轧钢厂技术科长、副厂长、东方钢铁有限公司轧钢厂副厂长、厂长、公司发展规划部部长。

高国华先生，历任公司装备运行部副部长、部长、生产装备部部长、冶钢集团有限公司总经理助理兼计算机中心主任。

王社教先生，历任公司二轧钢厂副厂长、厂长、冶钢集团有限公司副总经理、公司技术质量部部长、连轧厂厂长、副总工程师。

（三）董事、监事、高级管理人员年度报酬情况

公司依据岗位目标责任制及岗位绩效状况，确定董事、监事、高级管理人员的报酬。董事、监事的报酬由董事会提出提案后经股东大会审议决定，高级管理人员的报酬由董事会审议决定。

公司董事、监事、高级管理人员在报告期内从公司获得的报酬分别是：

单位：人民币元

姓 名	职 务	2006 年报酬总额	津 贴	是否在公司领薪
蔡星海	董事长			否
李松兴	董事			否
罗铭韬	董事			否
邵鹏星	董事			否
钱 刚	董事、总经理	300,000		是
文 武	董事			否
王培熹	董事、总会计师、董事会秘书	200,000		是
吴茂清	独立董事		50,000	否
顾友良	独立董事		50,000	否
周志海	独立董事		50,000	否
沈 岩	独立董事		50,000	否
傅柏树	监事会主席			否
谢德辉	监事			否
吴巨波	监事			否
刘亚平	监事	100,000		是
黄旭光	监事	100,000		是
高国华	副总经理	200,000		是
王社教	副总经理	200,000		是
合 计		1,100,000	200,000	

公司董事长蔡星海先生，董事李松兴先生、罗铭韬先生、邵鹏星先生、文武先生、监事会主席傅柏树先生、监事谢德辉先生、吴巨波先生未在本公司领取报酬，分别在中信泰富有限公司、湖北新冶钢有限公司领取报酬。

（四）董事、监事、高级管理人员离任的情况及原因

1、董事、监事被选举或离任情况：

鉴于公司控股股东和实际控制人的变更，曾重清先生请求辞去公司董事长、董事职务，王书林先生、向阳先生、魏胜向先生、高斌先生、汤爱民先生、汪浩先生请求辞去公司董事职务，熊国权先生请求辞去公司监事职务，公司于 2006 年 1 月 24 日召开的第四届董事会第九次会议、第四届监事会第五次会议分别同意其辞职申请。经上述董事会、监事会分别提名，公司于 2006 年 2 月 15 日召开的 2006 年第一次临时股东大会选举蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、钱刚先生、文武先生、王培熹先生为公司董事，选举谢德辉先生为公司监事。同日，公司召开的第四届董事会第十次会议，选举蔡星海先生为公司董事长。

2、高级管理人员聘任、解聘情况：

2006年1月24日，公司召开第四届董事会第九次会议，鉴于工作变动原因，公司董事会决定陈双兵先生不再担任公司副总经理。

（五）公司员工情况

1、截止2006年12月31日，公司员工3,119人，其中：生产人员2,667人；销售人员77人；技术人员184人；财务人员27人；行政人员164人。

2、在岗员工中，大专以上文化程度的有625人，占20.04%，高中文化程度的有1,555人，占49.85%，高中以下的有939人，占30.11%。

3、公司无需承担费用的离退休职工。

五、公司治理结构

（一）公司治理情况

根据新《公司法》、《证券法》和《股票上市规则》及其他有关法律法规的要求，公司修改了《公司章程》、《公司股东大会议事规则》、《公司董事会议事规则》、《公司监事会议事规则》、《公司董事会各专业委员会实施细则》及《公司独立董事工作制度》、《公司信息披露管理办法》，制订了《公司投资者关系工作管理制度》，形成公司治理的规范性文件，在实践中得到认真落实。从而，不断提高公司

的治理水平，使公司实际治理状况符合国家、中国证监会相关法律法规及相关文件的要求。

1、关于股东与股东大会：公司严格按照《上市公司股东大会规则》、《公司章程》、《公司股东大会议事规则》的规定，召开股东大会。股东大会行使法定职权，遵守表决事项、表决程序的相关规定，科学民主决策，维护公司和股东的合法权益。

2、关于控股股东与上市公司的关系：公司与控股股东在人员、资产、财务、机构、业务上实行“五分开”。公司的重大决策由股东大会、董事会依法作出，控股股东依法行使股东权利，没有损害公司和股东利益的行为。

3、关于董事和董事会：公司董事候选人的提名、选举和董事会的人员构成、独立董事的比例均符合法律法规的要求；董事会会议严格按规定的程序进行，会议的通知、议案、审议程序符合新《公司法》、《股票上市规则》、《公司章程》的规定，董事能认真履行职责，对公司和股东负责。

4、关于监事和监事会：公司监事会的人员构成及结构符合法律法规的要求，公司监事出席了股东大会、列席了现场董事会；按规定的程序召开监事会，审议应提交监事会决定的事项；对公司依法运作、定期报告、审计报告、关联交易等事项发表了意见，对公司的董事、高级管理人员履行职务的合法合规性进行了监督。

5、关于绩效评价与激励约束机制：公司推行岗位目标责任制和岗位绩效工资制，把履行岗位职责与目标责任制挂钩考核，形成岗位绩效工资。月度考核实行分管指标与月薪挂钩，按月考核，奖惩兑现；年终对工作业绩、领导能力、职业操守及诚信度、素质、潜能等进行记分考核，与奖惩挂钩，完善了激励约束机制。

6、关于相关利益者：公司能够充分尊重和维护银行及其他债权人、职工的合法权益，诚信对待供应商、客户和消费者，坚持与相关利益者的互利共赢的原则，重视与其积极合作，以实现各自利益的最大化。

7、关于信息披露与透明度：公司严格执行信息披露的规则和制度，认真做好定期报告和临时报告的披露工作，重视对重大事件的分阶段披露、股票异常波动及业绩预告的披露，保证信息披露的真实性、准确性、完整性、及时性和公平性，并切实做好信息披露前的保密工作，落实信息披露的管理责任。

（二）公司独立董事履行职责的情况

1、独立董事出席董事会会议情况

独立董事姓名	本年应到董事会次数	亲自出席（次）	委托出席（次）	缺席（次）
吴茂清	8	8	—	—
周志海	8	7	1	—
沈 岩	8	8	—	—
顾友良	8	8	—	—

2、独立董事没有对公司有关事项提出异议

报告期内，四名独立董事能够严格按照中国证监会《关于在上市公司建立独立董事制度的指导意见》和《公司独立董事工作制度》的规定和要求，出席股东大会和董事会会议，审议各项议案，按规定发表独立意见，了解公司情况，关心公司发展，忠实履行职务，独立履行职责，维护公司和股东的利益。

（三）公司与控股股东做到业务分开、人员独立、资产完整、机构独立、财务独立的情况

1、业务方面：公司具有独立、完整的业务系统，自主经营，自负盈亏，独立承担责任和风险；对于关联交易，能够按照市场化原则运作，交易公开，价格公平。

2、人员方面：公司拥有独立的劳动、人事及工资系统。公司的控股股东、实际控制人的代表通过法定程序进入公司董事会，公司的高级管理人员均未在控股公司兼职，均在公司中领取报酬。

3、资产方面：公司拥有独立的销、供、产系统及辅助、配套设施，拥有专利技术和专有技术，资产独立完整，产权清晰。

4、机构方面：公司拥有独立、完整的组织架构，公司董事会、监事会、经理层及其他机构独立运作，富有效率。

5、财务方面：公司拥有独立的财务系统，建立了独立的会计核算体系，制订了完整的财务、会计制度，独立核算，独立在银行开户，独立按章纳税。

（四）公司对高级管理人员的考评及激励机制

公司对高级管理人员按照岗位职责分工，依据董事会下达的年度目标，建立并执行以工作职责、工作标准为基础的目标绩效责任制，采取月度与年度、定量与定性、自评、互评、民主评议与董事会评议相结合的方法进行考核评定，对工作业绩显著者，适时予以奖励。

六、股东大会情况简介

公司本年度召开了四次股东大会，即股权分置改革相关股东大会、2006年第一次临时股东大会、2005年年度股东大会、2006年第二次临时股东大会。

1、公司股权分置改革相关股东大会于2006年1月12日下午2时在公司会议室召开，本次股东大会决议公告刊登在2006年1月13日的《中国证券报》上。

2、公司2006年第一次临时股东大会于2006年2月15日上午9时在公司二会议室召开，本次股东大会决议公告刊登在2006年2月16日的《中国证券报》上。

3、公司2005年年度股东大会于2006年4月20日上午9时在公司二会议室召开，本次股东大会决议公告刊登在2006年4月21日的《中国证券报》上。

4、公司2006年第二次临时股东大会于2006年11月17日上午10时在公司二会议室召开，本次股东大会决议公告刊登在2006年11月18日的《中国证券报》上。

七、董事会报告

（一）报告期内经营情况讨论和分析

1、报告期内公司经营情况的回顾

2006年，在特钢市场钢材价格波动、原燃料吃紧、竞争加剧的压力下，公司通过加大结构调整、强化技术创新、挖掘降本潜力等措施，消化市场不利因素，使生产经营保持良好势头，经营业绩较为显著。其主要表现在以下几个方面：

（1）经济效益大幅增长

公司切实转变增长方式，实现从规模效益向品种质量效益的转变，在规模同比基本不变的情况下，经济效益大幅增长。全年生产钢 103.10 万吨，同比减少 1.87%；生产钢材 111.12 万吨，同比增长 3.43%；销售钢材 115.40 万吨，产销率达 103.85 %；钢材产品销售毛利率为 8.69 %，同比增长 3.12 个百分点；实现销售收入 454,390.02 万元，同比增长 2.2%；实现主营业务利润 39,471.46 万元，同比增长 76.44%；实现利润总额、净利润均为 31,765.93 万元，同比增长 295.26%；如扣除利润指标中收回过去年度全额计提减值准备的原大股东的关联方非经营性占用公司资金 9,170.41 万元，实现利润总额、净利润为 22,595.52 万元，同比增长 181.15%。

（2）产品结构进一步优化

公司加大产品结构调整力度，压缩“低端”，增加高、特级轴承钢、高级齿轮钢、高标准弹簧圆钢、易切削钢分别为 25.85%、21.38%、64.14%、62.58%；其中，铁路提速用渗碳轴承钢同比提高 81.15%，增加合金管坯 11.52%；银亮材、大规格棒材、大盘卷材、系泊链用钢等特色产品分别增长 22.4%、11.35%、254.53%、207.71%，为提高经济效益起到了重要的作用。实施品牌战略，公司按照国际最新标准及世界著名公司的企业标准进行生产，部分主导产品得到国际著名企业的认可和接受，大规格海洋系泊链钢通过美国 ABS、英国 LR、法国 BV、挪威 DNV 等国际权威机构认证，轴承钢按 SKF 程序组织认证，汽车齿轮钢获得美国 Eaton 公司认可，工程机械用钢已销往美国 Caterpillar 公司和日本小松公司。近两年，公司开发的一系列新产品已得到世界知名公司 的认证和使用，并已进入了全球采购供应网，这为进一步替代进口产品、出口外销打下了基础，确立了在国际市场的定位。

（3）技术创新取得新成果

根据用户需求，追踪钢铁材料发展的方向，积极开展工厂—大专院校—科研单位三结合的技术研发和创新，“产学研”活动取得明显成效，开发出 107 个品种 18.76 万吨新产品，同比增长了 21.90%，占钢材总量的 16.88 %，覆盖了铁路、轴承、汽车、石油、煤炭等行业，特别是开发的真空脱气铁路轴承钢、高精度轴承钢大盘卷、超级模具钢、轧管用芯棒等填补了空白；成功申报了《极端环境用钢的规模化生产技术》、《新经济型非调质钢的工艺研究与开发》等 5 项省市科技攻关项目，获产品开发资金 253 万元；《高质量汽车关键部件用钢》被认定为国家科技部火炬计划项目；

高性能齿轮钢、高强度合金钢等重点产品列入湖北省高新技术产品目录 2006 版；《大规格海洋系泊链用钢》等 3 个项目通过省市科技厅组织的专家鉴定；有 3 个项目分别获得市、省、冶金行业科技进步一、二、三等奖，申请了两项国家发明、实用新型专利。

（4）营销工作展现新特点

调整营销工作思路，发挥公司优势，运用差异化营销策略，按个性化协议标准交货，取得了良好效果。主攻铁路、汽车、锅炉石油、船舶、煤炭、轴承阀门等行业高端产品，为其提供高品质的钢材分别同比增长 52%、21%、3%、1188%、26%、25%；建立忠诚客户，销售直供比提高到 62%以上；建立重点品种和专人跟踪服务的绿色通道，保证重点合同百分之百交货；扩大国际市场销售，全年出口钢材 11.28 万吨，同比增长 43%，出口的产品结构、用户结构得到进一步优化，销售直供比提高了 15%。主导产品的市场占有率进一步提高，轴承钢、齿轮钢、弹簧钢同比分别提高 12.27%、31.09%、2.72%。

（5）降本节能取得显著成绩

供应系统及时捕捉市场信息，不断调整采购策略，规避了市场风险，落实对标挖潜措施，通过降低焦比、钢铁料消耗，控制合金消耗，提高成材率等措施，全年产品成本降低率为 2%，吨钢综合能耗比上年下降 7.47%，万元产值能耗比上年降低 5.84%；固体废弃物利用率达 99%以上，其中高炉水渣销售给水泥企业作原料；炼钢除尘系统粉尘捕集率超过 95%。公司通过了 ISO14001：2004 环境管理体系认证，获得“黄石市十佳环境友好型企业”称号。

（6）技术改造稳步推进

围绕实施公司品种质量战略和节能降耗、改善环境的目标，大力推进技术改造，全年实施技术改造项目 23 项，完成投资 11,967 万元，其中 10 个项目已完工投产，其它项目正在实施过程中，已投运项目当年创效 3,473 万元；特别是新建两台 5 吨电渣炉、银亮钢工程、750 扩大产品规格改造，对特种冶炼、大规格棒材、银亮材生产线进行填平补齐，增加了电渣钢、银亮材、大规格棒材等高端产品的产能，不仅当年创造了经济效益，而且为今后的发展打下了基础。

（7）资产负债结构进一步改善

公司资产负债结构进一步优化，资产负债率达 55.31%，较上年下降 14.17 个百分点；贷款资金的减少，使财务费用下降 2,211 万元；预付帐款减少 21,787 万元；经营活动产生的现金流量净额 53,268 万元，较上年有明显改善；认真落实清欠的措施，全部收回原大股东及关联方非经营性占用资金 11,523 万元，并已结清预付给冶钢集团进出口公司的原料、备件款.，不仅节约资金，增加效益，而且维护了公司和股东的利益.

2、公司主营业务及其经营状况

公司所属行业为特种钢铁行业，主营业务范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。报告期内，公司的主营业务未发生重大变化。

（1）主营业务收入、主营业务利润、净利润的构成情况

2006年公司主营业务按行业分布情况：

单位：人民币元

行业	本年主营业务收入	同比增减（%）	本年主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
船舶行业	51,602,329	1352.89	45,280,584	1241.53	12.25	7.82
钢压延加工业	1,033,013,950	-28.88	970,406,304	-27.83	6.06	-0.83
工具制造业	274,819,915	31.55	239,281,948	23.64	12.93	6.11
锅炉及原动力机械制造业	467,779,443	-9.54	406,401,068	-14.24	13.12	5.30
航空航天	59,238,534	45.10	43,994,770	31.40	25.73	8.28
汽车制造业	1,768,122,200	20.90	1,656,587,069	15.03	6.31	5.33
石油天然气开采业	214,733,117	2.99	191,453,793	0.99	10.84	2.30
铁路行业	208,133,810	131.63	151,742,222	103.58	27.09	10.58
轴承行业	466,456,910	0.86	444,037,840	-0.29	4.81	1.64

2006年公司主营业务按产品分布情况：

单位：人民币元

产 品	本年主营业务收入	主营业务收入比上年增减（%）	本年主营业务成本	同比增减（%）	本年主营业务利润率（%）	同比增减（%）
碳结碳工钢	1,156,436,554	-8.46	1,092,757,788	-4.76	5.51	-3.13
弹簧轴承钢	1,172,022,134	12.90	1,123,929,885	11.09	4.10	2.11
合结合工钢	1,978,136,257	3.50	1,757,036,163	-3.91	11.18	7.39

冲模不锈	215,046,822	1.12	158,990,527	-17.61	26.07	17.35
特殊合金管坯	22,258,441	6.41	16,471,235	-8.35	26.00	12.46

2006年公司主营业务按地区分布情况：

单位：人民币元

地区	本年主营业务收入	同比增减（%）	本年主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
华北	294,130,814	-6.11	263,438,537	-11.64	10.43	6.14
东北	221,918,458	89.07	189,567,170	69.00	14.58	10.69
华东	1,347,215,797	0.47	1,254,998,021	-1.62	6.85	2.53
中南	2,508,479,603	-0.05	2,288,246,353	-2.83	8.78	3.15
西北	22,773,410	32.48	19,035,107	15.64	16.42	12.72
西南	149,382,126	1.03	133,900,410	-5.17	10.36	6.39

（2）报告期内主要供应商、客户情况：

公司向前5名供应商合计采购金额占年度采购总额的比例是20.91 %；

公司向前5名客户销售额合计占公司销售总额的比例是32.27%。

3、公司资产构成及变动情况：

项目	2006 年		2005 年	
	金额（元）	比例（%）	金额（元）	比例（%）
总资产	2,958,462,131	100	3,173,131,050	100
应收帐款	95,272,288	3.22	78,232,851	2.47
存货	713,026,779	24.10	712,235,113	22.45
长期股权投资	0	0	0	0
固定资产净值	1,539,705,289	52.04	1,533,690,729	48.33
在建工程	64,698,147	2.19	129,678,816	4.09
短期借款及一年内到期长期借款	109,573,615	3.70	555,855,455	17.52
长期借款	380,000,000	12.84	400,000,000	12.61

变动原因：

（1）报告期内应收账款比上年增加 1,704 万元，主要原因是公司出口钢材销售为信用证结算方式所致。

（2）报告期内存货比上年基本上保持持平，主要原因是公司坚持“以销定产”的经营方针，严格控制在产品、半成品、产成品以及各类物资的库存量。

（3）公司以优化产品、提高质量为重点，加大对技术改造的投入力度，报告期内完成技术改造项目转入固定资产13,239万元。

（4）报告期内银行借款比2005年度减少4.66亿元。公司在满足生产经营需要的前提下，进一步优化资金配置，保持合理的资金结构。尽量减少银行借款以降低财务费用。

4、公司营业费用、管理费用、财务费用、所得税情况

单位：人民币元

项目	2006 年	2005 年	增减率（%）
营业费用	36,057,550	29,427,495	22.53
管理费用	(12,999,035)	61,340,921	(121.19)
财务费用	35,708,034	57,818,253	(38.24)
所得税	-	-	

变动原因：

（1）报告期内营业费用较上年增加663万元，主要原因是出口产品销售量的增加和公司加强了产品销售的售后服务工作所致；

（2）报告期内管理费用比上年降低121.19%，主要原因是收回原关联方—冶钢集团进出口公司已计提坏帐的9170万元所致。

（3）报告期内财务费用较上年减少2211万元，主要原因是银行借款额的下降,导致银行借款利息减少，同时对贷款和承兑进行合理调配，减少融资成本和利息支出。

5、报告期内公司现金流量相关数据情况：

单位：人民币元

项目	2006 年	2005 年	增减额
经营活动产生的现金流量	532,677,656	193,702,590	338,975,066
投资活动产生的现金流量	38,399,732	177,890,873	(139,491,141)
筹资活动产生的现金流量	(444,071,632)	(422,082,186)	(21,989,446)

变动原因：

报告期内公司资金运转已步入了良性循环，主要原因是公司效益同比增长295.26%，加强预算管理、采取了更为有效的营销政策，切实做到"量入为出、灵活调度、合理安排"；筹资活动的资金下降。

6、主要控股公司及其参股公司的情况：

广州大冶特钢新产品有限公司是本公司的全资子公司，其业务性质为商业企业，主要经营范围是钢材销售，注册资本2,050,000元。该公司已实际停止经营，本公司已对其全额计提减值准备。

（二）对公司未来发展的展望

1、公司所处行业的发展趋势及公司面临的市场竞争格局

2007 年，中央经济工作会提出了"支持重大装备研发制造、力争在装备制造业振兴方面取得突破"的重大战略任务，汽车、机械、铁路、船舶、煤炭、石油石化等下游用钢行业从自身的发展出发，对特钢企业提出了高品质钢材的要求。这预示着特钢行业面临着一个发展的趋势。

（1）特钢产品市场的潜力大。作为特殊钢下游的重点行业，汽车的需求稳步上升，石油、能源行业前景看好，装备制造业增长势头将保持 20%以上。目前，特钢产能增速低于机械行业增速，特钢产能占我国钢产总量的比例远低于欧美、日本等发达国家。由此可以看出，特钢市场前景看好；

（2）特钢产品升值的空间大。我国特钢产品技术附加值与进口产品相差太大，进出口产品单价相差很大，从去年的情况看，合金钢棒线材进口价是出口价的 2.1 倍，合金钢锅炉管进口价是出口价的 1.82 倍。2006 年进口特钢产品用汇占我国进口高附加值钢材用汇比例的 53%。由此可见，2007 年开发特钢高端产品、替代进口，提高国内市场占有率充满机遇；

（3）特钢生产成本有一定增加。由于我国钢产量增长过快，导致上游原材料，如铁矿砂、废钢、铁合金等价格上涨，对特钢生产带来了一定的成本压力。

综上可以看出，2007 年，特钢运行的基本格局为：市场潜力大、产品升值的空间大、成本的压力大。市场优势取决于品种质量和高端产品，经济效益也来自于品种质量和高端产品。产品向特、精、高的方向发展，向深加工、高附加值发展，企业向低成本、高效率、生态型发展。这是特钢发展的趋势和选择。

2、公司未来发展的机遇和挑战

行业的发展趋势和公司面临的市场竞争格局，既使公司蕴藏着重大的发展机遇，同时也面临着困难和挑战。公司发展的机遇主要来自以下五个方面：

（1）国家加大对钢铁行业调整的力度，淘汰产能低、能耗高、污染严重的落后企业，必将为重点特钢企业持续、健康发展提供强有力的支撑；

（2）装备制造业的振兴、农村机械的升级换代、西部地区基础设施建设、东部地区新型工业化的推进及填补以高端产品为主的钢材替代进口，构筑了巨大的特钢消费市场；

（3）钢铁工业与下游行业已呈现均衡发展态势，煤、电、油、运的制约瓶颈已得到基本缓解，外部条件对特钢发展有利；

（4）钢铁产业的发展政策和落实促进“中部地区崛起”的措施，支持中部地区有序承接东部地区和境外产业转移，鼓励特钢研发特种钢材，对特殊钢需求大幅增加，为特钢企业创造了有利的条件；

（5）公司通过技术改造和技术创新，完善了具有国内外领先水平的专业化精品生产线，有成熟的工艺技术、品牌产品、稳定的销售市场和资金优势，具有较强的竞争力。

公司面临的困难和挑战主要是以下三个方面：

（1）国际制造业在国内业务的发展及内外销售两旺的局面，对特钢产品采购的标准提出了更为严格的要求。实践证明，我国特钢企业的产品标准和自主知识产权，与国外特钢企业还存在差距，得到国际用户的认可还需要努力；

（2）钢铁产能的释放加剧了上游原燃料如废钢、铁合金、煤炭、电力的需求，由此造成了原燃料、能源价格的上涨，争夺资源和降低成本成为竞争的重要方面；

（3）随着现代化建设的加快，用钢行业对钢材品质的要求越来越高，而技术装备水平与国外先进流程比，仍缺乏完整性，系统的工艺技术还需提升，产品专业化的水平还需提高。

新的一年，公司将努力适应特钢形势的要求，站在新的起点上，追求又好又快的发展目标。

3、2007年度经营计划和措施

继续坚持品种质量效益型的方针和品牌战略，大力推进技术进步、技术改造，加速优化工艺装备和产品结构，形成高端产品专业化生产的规模效益，研发具有自主知识产权的新品，稳定提高质量，逐步建立特钢企业产品标准，降本节能降耗，提升环境质量，增强国内外市场的竞争力，实现又好又快的发展。

经营计划：钢产量 108 万吨，钢材产量 110 万吨，钢材销售量 110 万吨，实现销售收入 50 亿元。

为实现上述目标，公司拟采取如下措施：

（1）推进自主创新，努力实现新一轮产品结构优化升级

实施公司产品结构优化升级的战略：压缩低端产品，大幅增加高档、特色、尖端产品，实现产品由“特”向“精”的转移。削减碳结钢、低档次轴承钢、一般高锅油井管坯，增加高特级轴承钢、高标准弹簧圆钢、合金高锅油井管坯；冲模军工钢比上年翻番；银亮材、系泊链钢、大盘卷材要进入规模生产，扩大大规格棒材生产量；开发新产品比上年增长 10%，特别是扩大高品质轴承钢、窄淬透性齿轮钢、高强度高韧性石油钻挺接头用钢、轧管用芯棒、高韧性高寿命模具钢、超高强度铁路悬挂簧银亮钢等高效品种的生产。通过优化产品和工艺，提高高端产品毛利率 2-3 个百分点。

（2）强化过程控制，坚持走以稳定产品质量为前提的品牌之路

贯彻落实“坚持质量第一，创建客户价值”的质量方针，进行全员质量意识教育，强化“零缺陷”的质量理念；落实质量保证体系，把好原材料进口关、过程控制关、钢材出口关；开展主导产品的十大攻关，稳定、提升产品质量，实现产品一次检验合格率≥95%；围绕科研攻关，完善产学研相结合的技术创新体系，充分利用高校院所的人才技术优势，加强前沿新产品的研发和自主知识产权的研究，加大质量认证和实施精品名牌战略的步伐，逐步建立受国际用户认可的企业产品标准，形成公司独有的产品标准、精品名牌和自主知识产权。

（3）改进营销策略，积极开拓国际国内两个市场

以提高毛利率为中心，提高高档轴承钢的销售比例，扩大易切削钢的销售规模，加快系泊链钢、大盘卷的销售力度，稳定高压锅炉管坯、油井管坯的销售，加大协议

供货，落实技术、销售、生产、质量“四位一体”的服务，加大外贸出口。出口钢材比上年增长 10%以上，全年钢材总量和高品质钢材的产销率实现两个 100%。

（4）实施低成本战略，确保节能环保取得新进步

以采购为源头，密切关注市场和价格信息，把握最佳切入点，实行低价高储、高价低进，推进战略采购，降低采购成本；以节能降耗为重点，加强生产过程的成本控制，降低工序成本 1%；继续加大高炉煤气的回收利用，提高水资源的循环利用率，降低吨钢新水的耗量；引进余能余热发电技术；通过对炼铁、炼钢系统的改造，减少粉尘、烟尘的排放量，提升环境质量。

（5）以优化工艺、提升品质为主线，加快技改项目建设

根据当前市场竞争的焦点、公司的发展方向和技术装备的现状，要坚持全局性、先进性、前瞻性、系统性的方针，加快技术改造，全年实施技改项目 29 项，计划投资 2 亿元。通过改造，进一步优化冶炼、精炼、连铸、连轧的先进工艺路线，完善大规格棒材、银亮材、高合金材等专业化生产线，提升高端产品的数量和质量，优化物流，节能降耗，改善环境。

（6）坚持从严和精细化管理，实现管理创新

实施人才战略，将“融合先进文化、培养优秀人才”作为人力资源开发的方针，建设核心的高级管理人才、高级技术人才、优秀的操作人才队伍；推进精细化、信息化、国际化的管理，健全产供销、质量、售后服务一体化运作，管理中心下移，进科室，到班组，全面提高基础管理、业务运行和战略管理的水平，提高驾驭市场的能力。

4、公司实现经营计划的资金需求、使用计划及资金来源

2007年，根据公司的经营计划，公司将加大品种质量的提升和技术改造的投入，资金的需求会加大。为解决上述资金的需求问题，主要通过自有资金和银行贷款，满足生产经营和技术改造所需的资金。

5、公司面临的风险因素及对策

(1) 钢铁上游原燃料、合金的高价位给生产成本带来压力。由于钢铁产能的需求，废钢 、煤炭价格上涨；受国家环保政策、行业准入条件和关税调整的影响，铁合金市场将全面回暖，铬、钼、镍、钒、钨等特种铁合金价格稳中有升。

对策：公司及时把握资源与价格的信息，优化供应商队伍，加强大宗原燃料供应基地建设，稳定供货渠道，降低采购成本；密切关注铁合金价格的变化，把握最佳时机，锁定价格，实现优质、稳定、低成本采购。

(2) 国际竞争对手的钢材产品的高端化趋势对国内钢铁企业造成影响。我国钢材出口数量远大于进口数量，但出口平均价格远低于进口的平均价格，说明进口的高附加值钢材比重大，各特钢企业纷纷转向“高端”，迎接在高附加值产品与外国企业竞争的挑战。

对策：特钢行业的生产销售领域和增长方式正在发生新的变革，公司实施品牌战略，在通过质量体系认证的基础上，力求每类产品中至少要有一个品种，得到世界著名公司的认可和接受，公司生产的轴承钢、齿轮钢、易切削钢等主导产品正在或已经得到国际著名企业的认可和接受，部分品种已获批量订单，即将成为新的经济增长点，以适应国际市场产品高端化竞争的趋势。

(3) 人民币升值，国家对钢铁产品实行降低出口退税税率或取消出口退税的政策，降低了钢铁产品出口的效益。

对策：公司推进“高端产品重点发展”的方略，改善出口钢材的产品结构，保证出口产品的效益。

6、执行新企业会计准则后，公司可能发生的会计政策、会计估计变更及其对公司的财务状况和经营成果的影响情况

(1) 根据企业会计准则第 6 号无形资产的规定，公司发生的研究开发费用将由现行制度的全部费用化计入当期损益，变更为符合规定条件的开发支出予以资本化，将减少公司期间费用，增加公司的利润和股东权益。

(2) 根据企业会计准则第 16 号政府补助的规定，公司目前现行制度下的直接计入当期损益的政府补助，将变更在区分与资产相关的政府补助和与收益相关的政府补助后，将与资产相关的政府补助计入递延收益并分期计入损益。将与收益相关的政府补助直接计入当期损益，因此将会减少公司的当期利润和股东权益。

(3) 根据企业会计准则第 17 号借款费用的规定，公司可以对相应的资产予以资本化，此政策的变化将会增加公司资本化的范围，增加公司的当期利润和股东权益。

(4) 根据企业会计准则第 18 号所得税的规定，公司将现行政策下的应付税款法变更为资产负债表债务法。公司 2007 年—2008 年属免交所得税，不会对所得税费用、公司的利润和股东权益产生影响。

(5) 根据企业会计准则第12号债务重组的规定，债务重组收益计入当期损益而不计入所有者权益。

（三）报告期内公司投资情况

1、报告期内，公司无新的募集资金投资项目。

2、报告期内的非募集资金投资情况：

报告期内，公司用自有资金，已完成技术改造项目10个，正在进行技术改造项目13个，完成技术改造投资11,967万元。投资额较大的项目如下：

(1) 新建2号高炉除尘配套设备改造工程，主要是解决高炉的烟尘问题和炼钢富余铁水的去向问题。该项目计划投资2,000万元，累计完成投资2,803万元，其中报告期完成投资533万元。该项目于2004年12月开工，2006年2月完工投入运行，经环保部门检测达到国家标准。新建铸铁机，将解决两台高炉生产后富余铁水的铸铁问题。

(2) 新建银亮钢生产线工程，主要是发挥品牌优势，提高银亮钢生产能力。该项目计划投资3,500万元，累计完成投资3,249万元，其中报告期完成投资830万元。该项目于2005年6月开工，2006年6月竣工投产，当年产银亮钢2,223吨，创效1,200万元。

(3) 四炼钢产品结构调整技术改造，主要是优化品种，提高质量。该项目计划投资2,280万元，累计完成投资1,724万元，其中报告期完成投资434万元。该项目于2005年9月开工，2006年 4月竣工投产。VD炉改造为双工位，使真空处理能力达到80%；红送铁水东进，加快了铁水的热装效率；配料间延长，提高了配料能力，减少了装料时间；风动送样工程的投产，提高了分析的及时性和准确性。综合创效810万元。

(4) 一轧850配套工程，主要是解决钢材缓冷质量问题，增加钢材剥皮能力，提高轧机的作业率和钢材的合格率。该项目计划投资752万元，累计完成投资660万元，其中报告期完成投资162万元。该项目于2005年1月开工，2006年3月完工。该项目建成，提高轧机作业率1个百分点和钢材合格率0.3个百分点，年综合创效176万元。

(5) 锻钢5台电液锤改造工程，主要解决降本节能问题。该项目计划投资420万元，累计完成投资295万元，其中报告期完成投资113万元。2台2吨电液锤改造已于

2005 年完工投入运行，1 台 5 吨电液锤改造于 2006 年 10 月开工，2006 年 12 月完工投入试运行。另外 1 台 1 吨锤、1 台 5 吨锤改电液锤，预计 2007 年完工。

(6) 二炼钢电炉、精炼炉除尘改造，主要解决烟尘问题。该项目计划投资 220 万元，报告期内完成投资 218 万元。该项目于 2006 年 4 月开工，2006 年 8 月竣工投入运行，经地方环保局测试，电炉烟尘捕集率≥95%以上，达到国家排放标准。年收集除尘灰创效 45 万元。

(7) 节能系统改造，主要是降低用电需量费用及节约用电。该项目计划投资 300 万元，报告期内完成投资 300 万元。该项目于 2006 年 6 月开工，7 月完工投入运行，年节约电费 90 万元。

(8) 750 机组扩大产品规格改造工程，主要解决长型材退火、大规格棒材锯切问题及提高设备作业率。该项目计划投资 684 万元，报告期内完成投资 714 万元。该项目于 2006 年 1 月开工，主体部分于 4 月完工投入运行，全部工程于 12 月完工，创效 720 万元。

(9) 新建两台 5 吨电渣炉及配套项目，主要提高电渣钢产能。该项目计划投资 550 万元，报告期内完成投资 578 万元。该项目于 2006 年 3 月开工，5 月完工投入运行，年产电渣钢 3,102 吨，创效 432 万元。

(10) 四炼钢 1#连铸机改造，主要解决连铸坯质量问题。该项目计划投资 1,900 万元，报告期内完成投资 1,670 万元。该项目于 2007 年 1 月完工投入试生产。

(11) 煤气输配送系统技改工程，主要是综合利用高炉、焦炉煤气。该项目计划投资 1,400 万元，报告期内完成投资 1,110 万元。该项目于 2006 年 6 月开工，其中主体工程：新建煤气混合站、加压站、管网局部改造、新增热值测量装置已完工投入运行，连轧厂、热处理厂焦炉煤气直供户加热系统改造合同已签定。

(12) 四炼钢电炉、精炼炉除尘系统改造，主要解决电炉、精炼炉烟气排放问题。该项目计划投资 2,835 万元，报告期内完成投资 1,625 万元。该项目于 2006 年 5 月开工，1 台电炉除尘于 2007 年 1 月完工投入运行，全部工程预计 2007 年 8 月全部完工。

(13) 连轧后步工序改造，主要解决对钢坯的精整、探伤，提高钢材质量，达到零缺陷。该项目计划投资 3,000 万元，报告期内完成投资 1,850 万元。该项目于 2006 年 8

月开工，完成厂房延长中的钢立柱吊装、钢坯精整线的设备安装，棒材精整线开始试生产，预计 2007 年 5 月完工。

（四）会计政策、会计估算变更的原因及影响

1、 根据国家相关政策、法规的规定，经公司四届十一次董事会决议，对产成品计价方式的会计政策进行调整：即由后进先出法调整为加权平均法。此项会计政策的调整，对当期财务经营状况没有产生大的影响。

2、 根据国家相关政策、法规的规定，经公司四届十二次董事会决议，对公司固定资产会计估计进行变更。经测算，本次固定资产会计估计变更后，报告期内增加折旧额2,522 万元。

（五）公司董事会日常工作情况

1、报告期内董事会的会议情况

（1）2006年1月24日，公司第四届董事会第九次会议在公司会议室召开，本次会议决议公告刊登在2006年1月25日的《中国证券报》上；

（2）2006年2月15日，公司第四届董事会第十次会议在公司会议室召开，本次会议决议公告刊登在2006年2月16日的《中国证券报》上；

（3）2006年3月19日，公司第四届董事会第十一次会议在公司会议室召开，本次会议决议公告刊登在2006年3月21日的《中国证券报》上；

（4）2006年4月6日，公司第四届董事会第十二次会议以通讯方式召开，本次会议决议公告刊登在2006年4月7日的《中国证券报》上；

（5）2006年4月20日，公司第四届董事会第十三次会议在公司会议室召开，该公告刊登在2006年4月22日的《中国证券报》上；

（6） 2006年8月16日，公司第四届董事会第十四次会议在公司二会议室召开，本次会议决议公告刊登在2006年8月18日的《中国证券报》上；

（7）2006年10月26日，公司第四届董事会第十五次会议以通讯方式召开，本次会议决议公告刊登在2006年10月28日的《中国证券报》上；

（8）2006年11月17日，公司第四届董事会第十六次会议在公司会议室召开，本次会议决议公告刊登在2006年11月18日的《中国证券报》上。

2、董事会对股东大会决议的执行情况：

公司董事会依法执行了股东大会的各项决议，完成了股东大会授权办理的各项事宜。

（六）本次利润分配预案或资本公积金转增股本预案

经普华永道中天会计师事务所有限公司审计，公司2006年度实现净利润317,659,280元。根据《公司章程》的规定，提取10%法定公积金31,765,928元，本年度可供股东分配利润285,893,352 元，加上年初未分配利润16,880,625元，本年度累计可供股东分配利润302,773,977元。

为了实现新一轮产品结构优化升级和全年的生产经营目标，适应特钢市场发展品种质量的要求，着眼于公司的持续发展，追求更大的经济效益，公司将进一步加大技术改造的力度，继续实施2006年结转的技改项目和2007年新上项目，计划投入资金2亿元。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

公司独立董事认为：鉴于上述情况，公司董事会作出的2006年度不进行现金利润分配是符合公司实际状况的。

（七）其他事项：报告期内，公司选定信息披露的报纸是《中国证券报》。从2006年7月1日开始，公司选定信息披露的报纸是《中国证券报》、《证券时报》、《上海证券报》。

八、监事会报告

（一）报告期内监事会会议情况

报告期内，公司监事会共召开了五次会议：

1、2006年1月24日，公司召开了第四届监事会第五次会议，审议通过了《关于换补公司监事的议案》。

本次会议决议公告刊登在2006年1月25日的《中国证券报》上。

2、2006 年 3 月 19 日，公司召开了第四届监事会第六次会议，审议通过了《公司 2005 年度监事会工作报告》、《公司 2005 年年度报告及其摘要》、《公司 2005 年度财务决算报告》、《公司 2005 年度利润分配预案》、《关于修改公司章程的议案》、《关于修改公司股东大会议事规则的议案》、《关于修改公司监事会议事规则的议案》、《关于调整会计政策的议案》、《关于续聘会计师事务所的议案》、《关于支付会计师事务所审计费用的议案》、《公司与湖北新冶钢有限公司 2006 年度日常关联交易预计的议案》；《关于大股东及关联企业资金占用清欠方案的议案》。

本次会议决议公告刊登在2006年3月21日的《中国证券报》《证券时报》上。

3、2006年4月20日，公司召开第四届监事会第七次会议，审议通过了《公司2006年第一季度报告》，该公告刊登在2006年4月22日的《中国证券报》上；

4、2006 年 8 月 16 日，公司召开了第四届监事会第八次会议，审议通过了《公司 2006 年半年度报告及其摘要》、《公司信息披露管理办法》。

本次会议决议公告刊登在2006年8月18日的《中国证券报》上。

5、2006 年 10 月 26 日，公司召开了第四届监事会第九次会议，审议通过了《公司 2005 年第三季度报告》、《关于关于修改 2006 年度日常关联交易预计的议案》。

本次会议决议公告刊登在2006年10月28日《中国证券报》上。

（二）公司依法运作情况

2006 年，公司严格执行新《公司法》、《证券法》及相关法律、法规和《公司章程》，公司的决策程序合法，内控制度健全，公司董事、经理执行公司职务时无违反法律、法规和《公司章程》或损害公司利益的行为。

（三）检查公司财务的情况

监事会认为：普华永道中天会计师事务所有限公司出具的公司2006年度的标准无保留意见的审计报告，真实地反映了公司的财务状况和经营成果。

（四）本年度公司没有新的募集资金，1998年配股募集资金实际投入项目和承诺投入项目一致，均严格按照股东大会决议和配股说明书执行，没有发生变更的情况。

（五）报告期内，公司没有发生收购、出售资产交易情况。

（六）关联交易情况

报告期内，公司发生的关联交易均按照双方签定的关联交易协议执行，交易是公平的，没有损害公司及股东的利益（详见第九部分“重大关联交易事项”）。

九、重要事项

（一）本年度公司无重大诉讼、仲裁事项。

（二）本年度公司无收购及出售资产、吸收合并事项。

（三）重大关联交易事项

1、购销商品、提供劳务发生的关联交易

⑴ 关联方简介

湖北新冶钢有限公司（请详见第三部分“公司控股股东情况”）

江阴兴澄特种钢铁有限公司：与本公司受同一实际控制人控制；注册资本：11,594.71万美元，主要经营范围为生产、加工、销售黑色、有色金属材料及其辅助材料。

⑵ 关联交易主要内容

①截止2006年12月31日，公司与湖北新冶钢有限公司的关联交易额为223,163.32万元。其中，公司向湖北新冶钢有限公司采购货物111,621.99万元，销售货物108,753.05万元，提供劳务969.86万元，接受劳务644.81万元。转出资产550.81万元,转入资产622.80万元

②截止2006年12月31日，公司与江阴兴澄特种钢铁有限公司的关联交易额为423.55万元。其中，公司向江阴兴澄特种钢铁有限公司销售货物423.55万元。

⑶ 上述关联交易的定价原则

关联交易价格按下列原则确立：国家有定价的按国家定价执行；国家没有定价的按市场价格执行；没有市场价格参照时，以实际成本加成一定比例商定协议价格，加成比例不高于成本的20%。

⑷关联交易的必要性和持续性

上述关联交易事项，保证了公司生产经营的顺利进行和持续发展。选择与上述关联方进行交易，在于多年来与对手形成了稳定的合作关系，有利于发挥各自的产品优

势，对生产经营的发展和财务状况的改善起到良好的促进作用。该关联交易不构成对公司独立性的影响，没有损害公司及股东的利益。

2、公司与关联方债权债务往来及担保事项

⑴ 公司与关联方债权债务往来资金占用情况及形成的原因：

截至2006年12月31日止，关联企业资金占用余额为147万元，为销售江阴兴澄特种钢铁有限公司的钢材款。

⑵ 公司与关联方担保事项：

本公司没有对外担保事项，但原第一大股东冶钢集团为本公司长期借款100,000,000元提供了担保。

3、公司无其他重大关联交易

（四）公司重大合同及其履行情况

1、报告期内，公司无托管、承包、租赁其他公司资产或其他公司托管、承包、租赁本公司资产的事项。

2、报告期内，公司没有为他人提供担保。

3、报告期内，公司没有发生委托他人进行现金资产管理事项。

4、报告期内，公司无其他重大合同。

（五）承诺事项履行情况

1、原非流通股东在股权分置改革过程中做出的特别承诺及其履行情况

<table>
<tr><th>股东名称</th><th>承诺事项</th><th>承诺履行情况</th></tr>
<tr><td rowspan="2">湖北新冶钢有限公司</td><td>1、承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在 2007 年 2 月 7 日至 2007 年 3 月 8 日期间内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。
2、承诺自股改方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于 3 亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的流通股股东以货币资金形式追加对价每 1 股 0.053 元。
3、承诺于股权分置改革相关股东会议的股权登记日之前，敦促本公司的原关联方—冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司偿还两者所欠本公司合计 18,887.77 万元的债务，并为该等债务提供不可撤销的连带责任保证。</td><td>1、新冶钢于 2007 年 2 月 7 日至 3 月 8 日履行实施了认沽权利的承诺。相关公告刊登在 2007 年 3 月 9 日的《中国证券报》上。
2、具体办法另行公告。
3、在股改相关股东会议股权登记日前，冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司 1.8 亿元款项已按期收回。</td></tr>
<tr><td>4、承诺有限售条件股份的限售期为 36 个月。</td><td rowspan="11">公司受托在中国证券登记结算有限责任公司深圳分公司按承诺的限售期办理了股份的锁定手续。</td></tr>
<tr><td>中信泰富（中国）投资有限公司</td><td>承诺有限售条件股份的限售期为 36 个月</td></tr>
<tr><td>东风汽车公司</td><td>承诺有限售条件股份的限售期为 18 个月</td></tr>
<tr><td>襄阳汽车轴承股份有限公司</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
<tr><td>湖北正智资产管理有限公司</td><td>承诺有限售条件股份的限售期为 18 个月</td></tr>
<tr><td>中国一拖集团有限公司</td><td>承诺有限售条件股份的限售期为 18 个月</td></tr>
<tr><td>中国北车集团北京南口机车车辆机械厂</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
<tr><td>无锡市宏裕百货商店</td><td>承诺有限售条件股份的限售期为 15 个月</td></tr>
<tr><td>上海宏成物业有限公司</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
<tr><td>北内集团总公司</td><td>承诺有限售条件股份的限售期为 18 个月</td></tr>
<tr><td>无锡市国联投资管理咨询有限公司</td><td>承诺有限售条件股份的限售期为 24 个月</td></tr>
</table>

注：承诺事项指股权分置改革时作出的除法定承诺之外的其他承诺。

2、报告期末持股 5%以上的原非流通股东持有的无限售条件流通股数量没有发生变化。

（六）公司聘请会计师事务所的情况

报告期内，公司续聘普华永道中天会计师事务所有限公司为公司2006年年度会计报表审计机构；公司支付该会计师事务所2006年度审计费148万元；该审计机构已为公司连续提供审计服务3年。

（七）报告期内公司未发生证券监管机构的稽查和处罚情况

（八）报告期内公司其他重大事件

(1) 报告期内，公司于 1 月 12 日召开了股权分置改革的相关股东会议，通过了公司股改方案，并于 1 月 25 日、2 月 7 日分别发布了股改方案实施公告及公司股份结构变动公告、公司股票简称变动公告。相关公告分别刊登在 2006 年 1 月 13 日、1 月 25 日、2 月 7 日的《中国证券报》上。

(2) 报告期内，公司于 1 月 24 日分别召开了第四届董事会第九次会议、第四届监事会第五次会议，分别审议通过了《关于换补公司董事的议案》、《关于换补公司监事的议案》，并于 2 月 15 日召开了公司 2006 年第一次临时股东大会，审议通过了上述议案。第四届董事会第九次会议还审议通过了《关于调整公司高级管理人员的议案》。相关公告刊登在 2006 年 1 月 25 日、2 月 16 日的《中国证券报》上。

(3) 报告期内，公司召开第四届董事会第十次会议，选举蔡星海先生为公司董事长，审议通过了《关于公司第四届董事会相关专业委员会组成人员的议案》、《关于修改公司独立董事工作制度的议案》、《公司投资者关系工作管理制度》。相关公告刊登在 2006 年 2 月 16 日的《中国证券报》上。

(4) 非经营性资金占用及清欠进展情况：

大股东及其附属企业非经营性占用公司资金余额		本期清欠总额(万元)	清欠方式	清欠金额（万元）	清欠时间
期初(万元)	期末(万元)				
11,523	0	11,523	现金偿还	2,353	2006.5
			现金偿还	9,170	2006.6
大股东及其附属企业非经营性占用上市公司资金及清欠情况的具体说明	由于公司加大清欠力度，原大股东冶钢集团及附属企业冶钢集团进出口公司分别于 5 月、6 月份用现金 2,353 万元、9,170 万元偿还非经营性占用公司款。				

（5）报告期内，公司收到控股股东湖北新冶钢有限公司(以下简称新冶钢)转来的中国证监会《关于湖北新冶钢有限公司、中信泰富（中国）投资有限公司收购大冶特殊钢股份有限公司信息披露的意见》（证监公司字[2006]229 号）、《关于湖北新冶钢有限公司要约收购大冶特殊钢股份有限公司股票的意见》（证监公司字[2006]231 号），于 10 月 31 日发布了《关于中国证监会同意公告大冶特殊钢股份有限公司收购报告书、要约收购报告书的提示性公告》。与此同时，新冶钢公告了经中国证监会审核通过的《大冶特殊钢股份有限公司收购报告书》、《大冶特殊钢股份有限公司要约收购报告书》全文，公告了《光大证券股份有限公司关于湖北新冶钢有限公司要约收购大冶特殊钢股份有限公司财务顾问报告》、《北京市竞天公诚律师事务所关于湖北新冶钢有限公司要约收购大冶特殊钢股份有限公司的法律意见书》。

根据《上市公司收购管理办法》，从 11 月 1 日至 11 月 30 日，新冶钢履行了为期 30 日的要约收购公司股票义务。在此期间，新冶钢先后三次发布了关于要约收购大冶特钢股票的提示性公告，公司于 11 月 17 日专题召开了第四届董事会第十六次会议，审议通过了《公司董事会关于湖北新冶钢有限公司要约收购事宜致全体股东报告书》，并聘请独立财务顾问安信证券股份有限公司，就新冶钢要约收购事宜出具并公告了独立财务顾问报告。

本次要约收购期间，预受和撤回预受要约股份为 0 股，大冶特钢股东无人接受新冶钢发出的收购要约。新冶钢持有大冶特钢的股份数不变。

相关公告刊登在 2006 年 10 月 31 日、11 月 18 日、11 月 23 日、11 月 28 日、12 月 1 日的《中国证券报》上。

(七) 公司接待调研及采访等相关情况

报告期内，公司严格按照《深圳证券交易所上市公司公平信息披露指引》的相关规定，本着公开、公平、公正的原则，接待了机构投资者及个人投资者的调研。接待过程中，主要交流公司基本情况、生产经营一般情况，未发生私下提前或选择性地向特定对象单独披露、透露公司未公开重大信息的情形，保证了信息披露的公平性。

报告期内接待调研、沟通、采访等活动备查登记表：

时间	地点	方式	接待对象	谈论的内容及提供的资料
5 月	公司	面谈	招商证券股份有限公司 张镭	谈论的内容主要是公司基本情况、生产经营一般情况；没有提供资料。
	公司	面谈	湘财荷银基金管理有限公司 吴俊峰	
	公司	面谈	万联证券有限责任公司 黄晓坤 刘捷	
	公司	面谈	上海申银万国证券研究所有限公司 朱立宾	
	公司	面谈	上海亚创控股有限公司 胡继中	
	公司	面谈	中信证券股份有限公司 周希增	
	公司	面谈	中信建投证券有限责任公司 曲丽	
	公司	面谈	华宝信托投资有限公司 汪淑涓	
	公司	面谈	国泰君安证券有限责任公司 吴鹏飞	
	公司	面谈	中邮创业基金管理有限公司 许少波	
	公司	面谈	国泰基金管理有限公司 林海	
	公司	面谈	东方证券股份有限公司 杨宝峰	
	公司	面谈	上海邦联资产管理有限公司 张琦	
	公司	面谈	上投摩根富林明基金管理有限公司 唐建	
	公司	面谈	易方达基金管理有限公司 蔡海洪	
	公司	面谈	长江证券有限责任公司 杨广伟 高怡暄	
9 月	公司	面谈	广发证券股份有限公司 周德昕	
	公司	面谈	联合证券有限责任公司 毛祖宏	
10 月	公司	面谈	国信证券有限责任公司 代均强	
	公司	面谈	平安证券有限责任公司 杨华初	

十、财务报告

PRICEWATERHOUSECOOPERS
普 华 永 道

普华永道中天会计师事务所有限公司
中华人民共和国
上海 200021
湖滨路 202 号
普华永道中心 11 楼
电话：+86 (21) 6123 8888
传真：+86 (21) 6123 8800

审计报告

普华永道中天审字(2007)第 10019 号

大冶特殊钢股份有限公司全体股东：

我们审计了后附的大冶特殊钢股份有限公司(以下简称“大冶特钢”)会计报表，包括 2006 年 12 月 31 日的资产负债表、2006 年度的利润表、利润分配表、现金流量表以及会计报表附注。

一、管理层对会计报表的责任

按照企业会计准则和《企业会计制度》的规定编制会计报表是大冶特钢管理层的责任。这种责任包括：

(1) 设计、实施和维护与会计报表编制相关的内部控制，以使会计报表不存在由于舞弊或错误而导致的重大错报；
(2) 选择和运用恰当的会计政策；
(3) 作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对会计报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对会计报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关会计报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的会计报表重大错报风险的评估。在进行风险评估时，我们考虑与会计报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价会计报表的总体列报。

我们相信，我们获取的审计证据是充分、适当的，为发表审计意见提供了基础。

PRICEWATERHOUSECOOPERS
普 华 永 道

三、审计意见

我们认为，大冶特钢上述会计报表已经按照企业会计准则和《企业会计制度》的规定编制，在所有重大方面公允反映了大冶特钢2006年12月31日的财务状况以及2006年度的经营成果和现金流量。

普华永道中天 会计师事务所有限公司	注册会计师	曾华光
中国•上海市 2007 年 3 月 9 日	注册会计师	王斌

大冶特殊钢股份有限公司

2006年12月31日资产负债表
(除特别注明外，金额单位为人民币元)

资产	附注	2006年12月31日	2005年12月31日
流动资产			
货币资金	五(1)	259,800,213	172,948,816
短期投资	五(2)	-	3,000,000
应收票据	五(3)	133,517,926	161,314,079
应收账款	五(4)	95,272,288	78,232,851
其他应收款	五(4)	5,397,812	34,207,714
预付账款	五(5)	46,205,475	264,072,344
存货	五(6)	713,026,779	712,235,113
流动资产合计		1,253,220,493	1,426,010,917
长期投资			
长期股权投资	五(7)	-	-
长期投资合计		-	-
固定资产			
固定资产-原价		2,750,431,455	2,612,146,751
减：累计折旧		(1,210,726,166)	(1,078,456,022)
固定资产-净值		1,539,705,289	1,533,690,729
减：固定资产减值准备		-	-
固定资产-净额	五(8)	1,539,705,289	1,533,690,729
工程物资	五(9)	69,583,108	51,595,494
在建工程	五(10)	64,698,147	129,678,816
固定资产合计		1,673,986,544	1,714,965,039
无形资产	五(11)	31,255,094	32,155,094
资产总计		2,958,462,131	3,173,131,050

大冶特殊钢股份有限公司

2006年12月31日资产负债表(续)
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2006年12月31日	2005年12月31日
流动负债			
短期借款	五(12)	6,000,000	289,670,000
应付票据	五(13)	179,327,685	242,790,000
应付账款	五(14)	619,018,541	687,388,757
预收账款	五(15)	108,833,719	76,455,370
应付工资	五(16)	9,373,114	10,013,529
应付福利费		1,200,000	9,378,060
应付股利		53,700	53,700
应交税金	五(17)	6,310,697	41,954,265
其他应交款	五(18)	25,718,923	27,925,921
其他应付款	五(19)	150,837,003	120,596,324
预提费用	五(20)	27,934,973	32,240,441
预计负债	五(21)	18,248,196	-
一年内到期的长期借款	五(22)	103,573,615	266,185,455
流动负债合计		1,256,430,166	1,804,651,822
长期借款	五(22)	380,000,000	400,000,000
负债合计		1,636,430,166	2,204,651,822
股东权益			
股本	五(23)	449,408,480	449,408,480
资本公积	五(24)	485,653,274	449,759,817
盈余公积	五(25)	84,196,234	52,430,306
未分配利润	五(26)	302,773,977	16,880,625
股东权益合计		1,322,031,965	968,479,228
负债及股东权益总计		2,958,462,131	3,173,131,050

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度利润表
(除特别注明外，金额单位为人民币元)

项目	附注	2006 年度	2005 年度
一、主营业务收入	五(27)	4,543,900,208	4,446,239,395
减：主营业务成本	五(27)	4,149,185,598	4,198,591,832
主营业务税金及附加	五(28)	-	23,943,347
二、主营业务利润		394,714,610	223,704,216
加：其他业务利润	五(29)	12,586,149	11,860,941
减：营业费用		36,057,550	29,427,495
管理费用	五(30)	(12,999,035)	61,340,921
财务费用-净额	五(31)	35,708,034	57,818,253
三、营业利润		348,534,210	86,978,488
加：投资收益		145,221	-
补贴收入		-	300,000
营业外收入	五(32)	1,771,177	793,146
减：营业外支出	五(32)	32,791,328	7,704,127
四、利润总额		317,659,280	80,367,507
减：所得税	四(2)	-	-
五、净利润		317,659,280	80,367,507

补充资料：

项目	2006 年度	2005 年度
1.出售、处置部门或被投资单位所得收益	-	-
2.自然灾害发生的损失	-	-
3.会计政策变更减少利润总额	-	-
4.会计估计变更减少利润总额(附注三(b))	25,222,331	-
5.债务重组损失	-	1,059,806
6.其他	-	-

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度利润分配表

(除特别注明外，金额单位为人民币元)

项　　目	附注	2006 年度	2005 年度
一、净利润		317,659,280	80,367,507
加：年初未分配利润/(累计亏损)		16,880,625	(722,846,649)
资本公积转入	五(24)	-	608,728,939
盈余公积转入	五(25)	-	54,850,984
二、可供分配的利润		334,539,905	21,100,781
减：提取法定盈余公积		31,765,928	2,110,078
提取法定公益金		-	2,110,078
三、可供股东分配的利润	五(26)	302,773,977	16,880,625
四、未分配利润		302,773,977	16,880,625

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度现金流量表
(除特别注明外，金额单位为人民币元)

	附注	
一、经营活动产生的现金流量		
销售商品收到的现金		5,637,047,568
收到的其他与经营活动有关的现金	五(5)(a)	222,367,508
现金流入小计		5,859,415,076
购买商品、接受劳务支付的现金		(4,980,317,505)
支付给职工以及为职工支付的现金		(101,960,334)
支付的各项税费		(218,021,977)
支付的其他与经营活动有关的现金	五(33)	(26,437,604)
现金流出小计		(5,326,737,420)
经营活动产生的现金流量净额		532,677,656
二、投资活动产生的现金流量		
收回原第一大股东及关联方占用资金	五(4)(b)(i)	115,238,224
收回投资所收到的现金		3,145,221
处置固定资产所收回的现金净额		5,768,620
现金流入小计		124,152,065
购建固定资产所支付的现金		(85,752,333)
现金流出小计		(85,752,333)
投资活动产生的现金流量净额		38,399,732
三、筹资活动产生的现金流量		
取得借款所收到的现金		130,000,000
开出银行票据所减少支付的保证金		40,154,359
现金流入小计		170,154,359
偿还债务所支付的现金		(581,033,000)
偿付利息所支付的现金		(33,192,991)
现金流出小计		(614,225,991)
筹资活动产生的现金流量净额		(444,071,632)
四、汇率变动对现金的影响		-
五、现金净增加额	五(1)	127,005,756

大冶特殊钢股份有限公司

2006 年度现金流量表(续)
(除特别注明外，金额单位为人民币元)

补充资料	
1、将净利润调节为经营活动的现金流量	
净利润	317,659,280
调整: 计提的资产减值准备	(71,856,632)
计提的固定资产折旧	137,433,711
无形资产摊销	900,000
预提费用及预计负债的增加	13,942,728
处置固定资产的损失	467,901
财务费用	37,574,974
投资收益	(145,221)
存货的增加	(7,837,162)
经营性应收项目的减少	232,995,657
经营性应付项目的减少	(128,457,580)
经营活动产生现金流量净额	532,677,656
2、不涉及现金收支的投资和筹资活动	57,029,170
3、现金净增加情况	
现金的年末余额	196,536,895
减：现金的年初余额	(69,531,139)
现金净增加额(附注五(1))	127,005,756

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度会计报表附注
(除特别注明外，金额单位为人民币元)

一 公司简介

(1) 背景

大冶特殊钢股份有限公司 (以下简称“本公司”)是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司(“冶钢集团”)持有国家股 17,122.8 万股，东风汽车公司持有 532 万股，襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。于 1997 年 3 月本公司在深圳证券交易所公开发行 7,000 万社会公众股，证券代码为 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司 1997 年采用向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司(“新冶钢”)分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)；其中中信泰富(中国)投资有限公司(“中信投资”)以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司(“中信泰富”)。以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

一 公司简介 (续)

(1) 背景 (续)

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。根据该项股权分置改革方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，股票简称由“大冶特钢”变更为“G 冶特钢”，股票代码不变。

鉴于新冶钢及中信投资通过司法拍卖方式竞买得本公司的38.86%股份后，新冶钢与中信投资将合计持有本公司58.13%的股份，对于因此而触发的要约收购义务，经新冶钢与中信投资协商一致，同意由新冶钢履行要约收购义务。于2006年10月31日，向本公司其他股东发出要约，要约收购除冶钢集团外的全体股东持有的股份，要约收购价格不高于3元/股。

截至 2006 年 11 月 30 日，本次要约收购期满，根据深圳证券交易所的统计，预受和撤回预受要约股份为 0 股，本公司股东无人接受新冶钢发出的收购要约。新冶钢持有本公司的股份数不变，仍为 13,462 万股。至此，新冶钢已全面履行了要约收购义务。

(2) 业务范围

公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 主要会计政策、会计估计和会计报表的编制方法

(1) 会计报表的编制基础

本会计报表按照国家颁布的企业会计准则和《企业会计制度》编制。

(2) 会计年度

本公司会计年度为公历 1 月 1 日起至 12 月 31 日止。

(3) 记账本位币

本公司的记账本位币为人民币。

(4) 记账基础和计价原则

本公司的记账基础为权责发生制。资产在取得时按实际成本入账；如果以后发生减值，则计提相应的减值准备。

(5) 外币业务核算方法

外币业务按业务发生当日中国人民银行公布的基准汇率折算为人民币入账。于资产负债表日以外币为单位的货币性资产和负债，按该日中国人民银行公布的基准汇率折算为人民币，所产生的折算差额除了固定资产购建期间专门外币资金借款产生的汇兑损益按资本化的原则处理外，直接计入当期损益。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(6) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(7) 短期投资

短期投资包括能够随时变现并且持有时间不准备超过一年的基金投资。短期投资于取得时以实际发生的投资成本扣除已宣告但尚未领取的现金股利计价。短期投资持有期间所收到的现金股利等收益除已计入应收项目的现金股利外，均直接冲减投资成本。

于资产负债表日短期投资按成本与市价孰低法核算，对市价低于成本的部分计提短期投资跌价准备并计入当期投资损失。短期投资跌价准备按单项投资计算并确认。若短期投资的市价已超过其账面价值，跌价准备在原已确认的跌价损失范围内予以转回。

(8) 应收款项及坏账准备

应收款项包括应收账款及其他应收款。本公司对可能发生的坏账损失采用备抵法核算。应收款项以实际发生额减去坏账准备后的净额列示。

(a) 坏账准备的计提

- 应收非关联方款项

本公司对应收款项的可收回性作出具体评估后计提坏账准备。当有迹象表明应收款项的回收出现困难时，计提专项坏账准备；对于其他未计提专项坏账准备的应收款项，运用账龄分析法按以下比例计提一般坏账准备：

账龄	比例
一年以内	3%
一到二年	10%
二到三年	30%
三到四年	50%
四到五年	80%
五年以上	100%

- 应收关联方款项

本公司对应收关联方账款的可收回性作出具体评估后计提坏账准备。

(b) 坏账损失确认标准

因凡债务人破产或债务单位已撤销，依据法律清偿后确实无法收回的应收款项；债务人死亡，既无遗产可供清偿，又无义务承担人，确实无法收回的应收款项；债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项，确认为坏账，经董事会(超过净资产的 5%时，需经股东大会)批准核销后，冲销已提取的相应坏账准备。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(9) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等。

存货计价方法：存货于取得时按实际成本入账，原材料和在产品按计划成本进行核算。发出和领用存货时，按计划成本核算的存货月末结转应负担的成本差异调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货盘存采用永续盘存制。

期末存货按成本与可变现净值孰低法计价列示，并计提存货跌价准备，可变现净值是指在正常生产经营过程中，以存货估计售价减去估计至完工将要发生的成本及销售费用及相关税金后的金额确定。

(10) 长期投资

长期投资是除短期投资以外的投资，包括本公司对子公司的股权投资及其他准备持有超过一年的股权投资。

长期投资由于市价持续下跌或被投资公司经营状况恶化等原因导致其可收回金额低于账面价值时，按可收回金额低于长期投资账面价值的差额，计提长期投资减值准备。可收回金额是指其销售净价与其使用价值两者之中的较高者。销售净价是指在熟悉交易情况的交易各方之间自愿进行的公平交易中，通过销售该项资产而取得的收入扣除处置费用后的金额。使用价值指预期从资产的持续使用和使用寿命结束时的处置中形成的预计未来现金流量的现值。

如果有迹象表明以前年度据以计提减值准备的各种因素发生变化，使得该项投资的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

(11) 固定资产和折旧

固定资产是指为生产商品或经营管理而持有的、使用期限在一年以上且单位价值较高的有形资产。自 2001 年 1 月 1 日起利用土地建造自用项目时，土地使用权的账面价值构成房屋、建筑物成本的一部分。

购置或新建的固定资产按取得时的成本作为入账价值。对本公司在改制时进行评估的固定资产，按其经国有资产管理部门确认后的评估值作为入账价值。置换入的资产以换出资产账面原值减去累计折旧加上补价和应支付的相关税费，作为换入资产入账价值。

固定资产折旧采用直线法并按其入账价值减去预计净残值后在预计使用年限内计提。对计提了减值准备的固定资产，则在未来期间按扣减减值准备后的账面价值及尚可使用年限确定折旧额。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(11) 固定资产和折旧 (续)

自 2006 年开始，本公司变更固定资产的预计使用年限、净残值率及年折旧率如下(附注三(b))：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	30-40 年	3 %	2.43% 至 3.23%
机器设备	15 年	5 %-6 %	6.27% 至 6.33%
运输工具	5-10 年	5 %-6 %	9.40% 至 19.20%
计算机及电子设备	5-15 年	3 %	6.47% 至 19.40%

固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的差额计入营业外收入或支出。

固定资产的修理及维护支出于发生时计入当期费用。固定资产的重大改建、扩建、改良及装修等后续支出，在使该固定资产可能流入企业的经济利益超过了原先的估计时，予以资本化。重大改建、扩建及改良等后续支出按直线法于固定资产尚可使用期间内计提折旧，装修支出按直线法在预计受益期间内计提折旧。

期末对固定资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项固定资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(12) 在建工程

在建工程指兴建中或安装中的资本性资产，以实际发生的支出作为工程成本入账。工程成本包括建筑费用及其他直接费用/机器设备原价及安装费用，以及在资产达到预定可使用状态之前为该项目专门借款所发生的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

如果有迹象或环境变化显示单项在建工程账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。如果有迹象表明以前年度据以计提资产减值准备的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(13) 无形资产 -土地使用权

以支付土地出让金方式取得的土地使用权，按照实际支付的价款入账，于开始建造项目前作为无形资产核算，并采用直线法按预计使用年限 50 年摊销。自 2001 年 1 月 1 日起，利用土地建造项目时，将相应土地使用权的账面价值全部转入在建工程成本。

期末对无形资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项无形资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(14) 借款费用

为购建固定资产而发生专门借款所产生的利息及汇兑损益等借款费用，在资产支出及借款费用已经发生、并且为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的固定资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。

其他借款发生的借款费用，于发生时计入当期财务费用。

(15) 预计负债及或有负债

因对外提供担保、未决诉讼等事项形成的某些现时义务，且该义务的履行很可能会导致经济利益的流出，在该支出金额能够可靠计量时，确认为预计负债。预计负债按照以前年度的相关经验以最佳估计金额入账。

如果上述义务的履行导致经济利益流出企业的可能性较低，或是无法对有关金额作出可靠的估计，该义务将被披露为或有负债。

(16) 职工社会保障及福利

本公司的在职职工参加由当地政府机构设立及管理的职工社会保障体系，包括养老及医疗保险、住房公积金及其他社会保障制度。除此以外，本公司并无其他重大职工福利承诺。

根据有关规定，本公司按工资总额的一定比例且在不超过规定上限的基础上提取保险费及公积金，并向劳动和社会保障机构缴纳，相应的支出计入当期成本或费用。

(17) 股利分配

股东大会批准的拟分配的现金股利于批准的当期确认为负债。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(18) 收入确认

(a) 销售产品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 其他收入按下列基础确认:

利息收入按存款的存续期间和合同或协议规定的利率计算确认。

补贴收入于收到时确认。

(19) 所得税的会计处理方法

本公司企业所得税费用的会计处理采用应付税款法，当期所得税费用按当期应纳税所得额及税率计算确认。

三 重大会计政策及会计估计变更

(a) 会计政策的变更

根据 2006 年度第十一次董事会决议，本公司对产成品的成本核算有关的会计政策进行调整，由后进先出法变更为加权平均法。

因为生产和销售周期短，所以采用后进先出法与采用加权平均法对确定的发出存货的成本没有重大影响。本公司管理层认为上述会计政策变更符合国家相关政策、法规的规定及中国会计准则与国际会计准则趋同的发展要求，并如实地反映了本公司的实际状况。

(b) 会计估计的变更

截至 2005 年 12 月 31 日本公司的固定资产的预计使用年限、净残值率及年折旧率列示如下:

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	37-50 年	3 %	1.94% 至 2.62%
机器设备	12-15 年	8 %	6.13% 至 7.67%
运输工具	8-12 年	8 %	7.67% 至 11.50%
计算机及电子设备	8-12 年	8 %	7.67% 至 11.50%

三 重大会计政策及会计估计变更 (续)

(b) 会计估计的变更 (续)

根据2006年度第十二次董事会决议，参照同行业的惯例和对本公司的固定资产使用情况的判断，本公司对固定资产的预计折旧年限、预计残值率重新进行评估并作出相应的变更。变更后的预计使用年限，预计净残值率详见附注二(11)。

上述会计估计变更导致2006年度净利润减少25,222,331元。

四 税项

(1) 本公司适用的主要税种及其税率列示如下：

税种	税率	计税基础
企业所得税	24%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

(2) 本公司为设立于沿江开放城市生产性外商投资企业，现行企业所得税税率为 24%。经2006年8月黄国税直函发[2006]011号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受“二免三减半”的税收优惠政策；经2006年8月黄国税直函发[2006]013号批准，本公司在规定的免征和减征企业所得税期间，同时免征3%的地方所得税。

收入减去成本、费用及损益并按税收法规进行纳税调整，例如抵扣的以前年度累计亏损后的余额为应纳税所得额。本公司2006年度无应纳税所得额，无需缴纳企业所得税(2005年：无)。

五 会计报表主要项目注释

(1) 货币资金

	2006年12月31日	2005年12月31日
现金	5,708	242
银行存款	196,531,187	67,909,715
其他货币资金	63,263,318	105,038,859
	259,800,213	172,948,816

五　会计报表主要项目注释 (续)

(1)　货币资金 (续)

于 2006 年 12 月 31 日货币资金中包括以下外币余额：

外币名称	外币金额	汇率	折合人民币
美元	8,407,660	7.8087	65,652,895
欧元	86,738	10.2665	890,496
			66,543,391

截至 2006 年 12 月 31 日，本公司用 59,866,260 元(2005 年 12 月 31 日：103,417,677 元)作为开出银行承兑汇票的保证金(附注五(13))；用 1,397,058 元(2005 年 12 月 31 日：无)作为开出信用证的保证金；用 2,000,000 元(2005 年 12 月 31 日：无)作为 2,000,000 元免息贷款的保证金。

列示于现金流量表的现金包括：

	2006 年 12 月 31 日
2006 年 12 月 31 日货币资金余额	259,800,213
减：受限制的银行存款	(63,263,318)
2006 年 12 月 31 日现金余额	196,536,895
2005 年 12 月 31 日货币资金余额	172,948,816
减：受限制的银行存款	(103,417,677)
2005 年 12 月 31 日现金余额	69,531,139
现金净增加额	127,005,756

(2)　短期投资

	2006 年 12 月 31 日	2005 年 12 月 31 日
基金投资	-	3,000,000

短期投资为 2004 年从中国农业银行购买的开放式基金 - 长信利息收益基金。该投资已于 2006 年 4 月收回。

五 会计报表主要项目注释 (续)

(3) 应收票据

	2006 年 12 月 31 日	2005 年 12 月 31 日
银行承兑汇票	133,517,926	161,314,079

截至 2006 年 12 月 31 日，本公司无用于质押的银行承兑汇票(2005 年 12 月 31 日：2,960,000 元)。

(4) 应收账款及其他应收款

(a) 应收账款

	2006 年 12 月 31 日	2005 年 12 月 31 日
应收账款	244,113,367	225,548,289
减：坏账准备	(148,841,079)	(147,315,438)
	95,272,288	78,232,851

2006 年末应收账款前五名债务人欠款金额合计为 114,308,799 元，占应收账款总额的 47% 。

应收账款账龄及相应的坏账准备分析如下：

	2006 年 12 月 31 日			2005 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1 年以内	96,225,467	40%	(2,886,764)	76,425,330	34%	(2,292,760)
1-2 年	1,079,079	0%	(107,908)	1,909,997	1%	(190,999)
2-3 年	811,846	0%	(243,554)	172,977	0%	(51,893)
3-4 年	172,977	0%	(86,488)	1,616,078	1%	(808,039)
4-5 年	1,538,166	1%	(1,230,533)	7,260,801	3%	(5,808,641)
5 年以上	144,285,832	59%	(144,285,832)	138,163,106	61%	(138,163,106)
合计	244,113,367	100%	(148,841,079)	225,548,289	100%	(147,315,438)

五　会计报表主要项目注释 (续)

(4)　应收账款及其他应收款 (续)

(b)　其他应收款

	2006 年 12 月 31 日	2005 年 12 月 31 日
其他应收款 – 关联方(i)	-	115,238,224
其他应收款 – 非关联方	18,000,284	23,897,997
减：专项坏账准备(i)	-	(91,704,148)
减：一般坏账准备	(12,602,472)	(13,224,359)
	5,397,812	34,207,714

其他应收款账龄及相应的坏账准备分析如下：

	2006 年 12 月 31 日			2005 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
账龄						
1 年以内	5,196,724	29%	(155,869)	34,797,530	25%	(1,043,926)
1 - 2 年	-	0%	-	460,887	0%	(46,089)
2 - 3 年	460,887	3%	(138,594)	-	0%	-
3 - 4 年	-	0%	-	91,708,453	66%	(91,706,300)
4 - 5 年	173,323	1%	(138,659)	185,794	0%	(148,635)
5 年以上	12,169,350	68%	(12,169,350)	11,983,557	9%	(11,983,557)
合计	18,000,284	100%	(12,602,472)	139,136,221	100%	(104,928,507)

(i)　2005 年末余额包括应收原第一大股东冶钢集团 23,534,076 元，以及应收冶钢集团子公司冶钢集团进出口公司(“进出口公司”)91,704,148 元。2006 年 6 月 26 日，本公司收到进出口公司偿还的非经营性占用资金 9,170 万元。至此，本公司已全部解决了原第一大股东及其关联方非经营性占用公司资金问题，因此本年度转回已计提的专项坏账准备 91,704,148 元。

(ii)　2006 年末其他应收款前五名债务人欠款金额合计为 9,912,855 元，占其他应收款总额的 55%。

(c)　于 2006 年 12 月 31 日应收账款及其他应收款余额中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(5)　预付账款

	2006 年 12 月 31 日		2005 年 12 月 31 日	
	金额	比例(%)	金额	比例(%)
账龄				
1 年以内	43,733,271	95%	33,238,513	13%
1 - 2 年 (a)	945,562	2%	230,071,194	87%
2 - 3 年	784,984	2%	595,844	0%
3 年以上	741,658	1%	166,793	0%
	46,205,475	100%	264,072,344	100%

五 会计报表主要项目注释 (续)

(5) 预付账款 (续)

(a) 于 2005 年 12 月 31 日，包括于两年以内预付账款余额中的 220,889,060 元，主要是本公司委托进出口公司进口设备及备件，去年尚未最终结算。于本年度，该余额已结清。

(b) 于 2006 年 12 月 31 日，预付账款余额中无预付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(6) 存货

	2006 年 12 月 31 日	2005 年 12 月 31 日
原材料	174,490,683	176,065,739
在产品	245,673,272	225,792,319
产成品	256,704,180	253,060,622
备件和辅助材料	70,691,061	84,803,355
	747,559,196	739,722,035
减：存货跌价准备	(34,532,417)	(27,486,922)
	713,026,779	712,235,113

2006 年度存货跌价准备变动情况如下：

	备件及辅助材料	在产品	产成品	合计
2005 年 12 月 31 日	(13,286,038)	(3,582,599)	(10,618,285)	(27,486,922)
本年增加	(15,550,400)	(884,575)	(4,269,672)	(20,704,647)
本年减少	4,471,606	771,060	8,416,486	13,659,152
2006 年 12 月 31 日	(24,364,832)	(3,696,114)	(6,471,471)	(34,532,417)

于 2006 年度，本公司确认的成本及费用的存货成本为 4,311,266,181 元(2005 年：4,369,325,482 元)。

(7) 长期股权投资

	2005 年 12 月 31 日	本年增加	本年减少	2006 年 12 月 31 日
长期股权投资				
其他投资(附注(a)和附注(b))	2,659,621	-	-	2,659,621
减：长期股权投资减值准备	(2,659,621)	-	-	(2,659,621)
	-	-	-	-

(a) 由于被投资的四间公司(含一子公司，见附注五(7)(b))已经停止经营，其未来盈利状况存在重大不确定性，本公司已对长期投资全额计提减值准备。

五 会计报表主要项目注释 (续)

(7) 长期股权投资 (续)

(b) 本公司下属一子公司广州大冶特钢新产品有限公司(“广州大冶”)已经停止经营，并且其资产总额少于本公司资产总额 10%，根据中华人民共和国财政部财会二字(1996)2 号《关于合并会计报表合并范围请示的复函》的规定，未将该公司纳入合并范围。

(c) 本公司无境外投资，故不存在长期投资变现及收益汇回的重大限制。

(8) 固定资产及累计折旧

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2005 年 12 月 31 日	788,247,124	1,749,354,826	27,064,186	47,480,615	2,612,146,751
在建工程转入 五(10)	13,128,388	118,973,601	-	292,645	132,394,634
本年其他增加	-	15,469,231	161,907	1,659,020	17,290,158
本年减少	(162,022)	(11,238,066)	-	-	(11,400,088)
2006 年 12 月 31 日	801,213,490	1,872,559,592	27,226,093	49,432,280	2,750,431,455
累计折旧					
2005 年 12 月 31 日	285,328,445	742,840,518	20,918,405	29,368,654	1,078,456,022
本年计提	32,215,745	92,352,302	3,077,295	9,788,369	137,433,711
本年减少	(82,653)	(5,080,914)	-	-	(5,163,567)
2006 年 12 月 31 日	317,461,537	830,111,906	23,995,700	39,157,023	1,210,726,166
净额					
2006 年 12 月 31 日	483,751,953	1,042,447,686	3,230,393	10,275,257	1,539,705,289
2005 年 12 月 31 日	502,918,679	1,006,514,308	6,145,781	18,111,961	1,533,690,729

于 2006 年 12 月 31 日，净值为 470,863,068 元(原值 788,085,101 元)的房屋及建筑物分别作为 280,000,000 元的长期借款(附注五(22)(b))以及 50,009,094 元应付票据(附注五(13)(a))的抵押物。

(9) 工程物资

	2006 年 12 月 31 日	2005 年 12 月 31 日
专用设备	26,652,952	27,644,129
预付大型设备款	42,930,156	23,951,365
	69,583,108	51,595,494

五 会计报表主要项目注释 (续)

(10) 在建工程

工程名称	预算数	2005 年 12 月 31 日	本年增加	转入固定资产	其他转入/(转出)	2006 年 12 月 31 日	资金来源	工程投入占预算的比例
新建 2 号高炉除尘配套设备	20,000,000	22,704,549	5,329,266	(23,648,466)	(4,385,349)	-	自有资金	118%
四炼 RH 精炼炉工程	41,000,000	46,893,006	2,441,624	(49,334,630)	-	-	自有资金	120%
锻钢 5t 电液锤改造	4,200,000	1,821,435	1,131,964	-	-	2,953,399	自有资金	70%
动力四空压缩空气扩容改造	1,920,000	764,711	2,210,589	(2,975,300)	-	-	自有资金	155%
热处理银亮钢工程	35,000,000	24,188,316	8,299,515	(32,487,831)	-	-	自有资金	93%
四炼钢产品结构调整技术改造	22,800,000	1,596,790	15,635,833	(10,848,477)	-	6,384,146	自有资金	76%
水泥门磅房及 30T、80T 汽车衡搬迁	1,890,000	1,909,356	215,410	-	-	2,124,766	自有资金	112%
动力 6 号炉改造工程	1,340,000	916,691	319,727	-	-	1,236,418	自有资金	92%
一轧 850 工程	7,520,600	4,975,967	1,619,397	-	-	6,595,364	自有资金	88%
五万气柜工程	13,067,520	13,751,537	-	-	(122,494)	13,629,043	自有资金	104%
其他	111,506,800	10,156,458	42,108,906	(13,099,930)	4,507,843	43,673,277	自有资金	56%
小计	260,244,920	129,678,816	79,312,231	(132,394,634)	-	76,596,413		
减：减值准备*	-	-	(11,898,266)	-	-	(11,898,266)		
合计	260,244,920	129,678,816	67,413,965	(132,394,634)	-	64,698,147		

* 对于个别在建工程项，本公司管理层依据市场情况决定停止建设，对前期已投入但无法出售或用于其他工程的部分计提了全额减值准备。

于本年度，本公司没有资本化借款利息费用(2005 年：无)。

五　会计报表主要项目注释 (续)

(11) 无形资产

	原始金额	2005 年 12 月 31 日	本期摊销	累计摊销额	2006 年 12 月 31 日	剩余摊销期限	取得方式
土地使用权	42,706,416	32,155,094	(900,000)	(11,451,322)	31,255,094	37 年	出让

截至 2006 年 12 月 31 日，本公司全部土地使用权已作为 280,000,000 元的长期借款(附注五(22)(b))以及 50,009,094 元应付票据(附注五(13)(a))的抵押物。

(12) 短期借款

	币种	2006 年 12 月 31 日	2005 年 12 月 31 日
担保借款			
- 抵押	人民币	-	108,500,000
- 保证(a)	人民币	1,000,000	176,000,000
信用借款	人民币	5,000,000	5,170,000
		6,000,000	289,670,000

(a) 该金额为黄石市政府有关部门支持本公司项目研究工程的专项免息借款，由一银行提供担保，并以银行存款作为保证金。

(b) 2006 度短期借款的年利率为 7.560% (2005 年：5.022%至 7.560%)。

(13) 应付票据

	2006 年 12 月 31 日	2005 年 12 月 31 日
银行承兑汇票 (a)	179,327,685	233,790,000
商业承兑汇票	-	9,000,000
	179,327,685	242,790,000

(a) 于 2006 年 12 月 31 日，银行承兑汇票包括：

- 其中 50,009,094 元票据分别以银行存款(附注五(1))，部分房屋和建筑物 (附注五(8))以及土地使用权(附注五(11)) 作为抵押物。

- 其中 129,318,591 元票据以银行存款(附注五(1))作为保证金。

(b) 于 2006 年 12 月 31 日，应付票据余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

五　会计报表主要项目注释 (续)

(14) 应付账款

于 2006 年 12 月 31 日，应付账款余额中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2006 年 12 月 31 日，账龄超过三年的应付账款余额为 135,004,001 元 (2005 年 12 月 31 日：149,904,939 元)，主要包括：

- 已判决诉讼但未执行之应付款 16,563,688 元，本公司按法院判决分阶段履行其债务；
- 尚未结算工程款 41,090,729 元；
- 尚未结算材料款 77,349,584 元。

(15) 预收账款

于 2006 年 12 月 31 日，预收账款余额中无预收持本公司 5%(含 5%)以上表决权股份股东款。

于 2006 年 12 月 31 日，账龄超过一年的预收账款余额为 29,552,147 元(2005 年 12 月 31 日：27,955,901 元)，主要为预收客户但尚未退回之钢材尾款。

(16) 应付工资

	2006 年 12 月 31 日	2005 年 12 月 31 日
应付工资	9,373,114	10,013,529

年末余额为尚未发放之员工工资。

(17) 应交税金

	2006 年 12 月 31 日	2005 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
应交增值税	4,376,298	41,819,240
应交城市维护建设税(b)	8,890,605	8,890,605
应交土地使用税(b)	515,120	515,120
应交房产税	2,136,603	1,061,086
其他	1,071,797	347,940
	6,310,697	41,954,265

(a) 该金额为本公司在 2004 年度企业汇算清缴前预交的企业所得税。

(b) 本公司在享受外商投资企业相关税收优惠后停止缴交相关地方税项。

五　会计报表主要项目注释 (续)

(18) 其他应交款

	2006 年 12 月 31 日	2005 年 12 月 31 日
河道堤防工程修建维护管理费	3,954,128	3,954,128
教育费附加 (a)	16,193,208	19,193,208
地方教育发展费 (b)	5,571,587	4,778,585
	25,718,923	27,925,921

(a) 在本公司享受外商投资企业相关税收优惠前，教育费附加是按实际缴纳的流转税(增值税和营业税)的 3%计缴。

(b) 地方教育发展费按销售收入的 1 ‰计缴。

(19) 其他应付款

	2006 年 12 月 31 日	2005 年 12 月 31 日
应付排污处理费	23,586,575	23,586,575
应付湖北黄石发电股份公司的款项	-	3,413,680
应付利息	38,612,233	38,157,983
应付教育及工会经费	4,759,169	3,431,309
预收钢材代运费	4,669,125	6,962,518
预收销售保证金	12,221,754	7,181,200
应付销售及经营费用	4,901,536	6,161,726
其他	62,086,611	31,701,333
	150,837,003	120,596,324

于 2006 年 12 月 31 日，其他应付款余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2006 年 12 月 31 日，账龄超过三年的其他应付款余额合计为 69,164,764 元(2005 年 12 月 31 日：70,359,274 元)，主要包括：

- 应付黄石市政府有关部门之排污处理费，双方已达成了初步的支付计划；
- 应付一项长期债务形成的利息，借款的本金已经支付完毕，利息的支付在合同追索期内继续履行。

(20) 预提费用

	2006 年 12 月 31 日	2005 年 12 月 31 日
法律诉讼费用 (a)	13,738,147	23,989,219
其他	14,196,826	8,251,222
	27,934,973	32,240,441

(a) 该余额包括本公司按法院判决预提的违约金、迟延履行期间的债务利息及诉讼费等。2006 年，本公司已就部分诉讼案件与债权人达成和解，并已安排履行相关债务。

五 会计报表主要项目注释 (续)

(21) 预计负债

	2006 年 12 月 31 日	2005 年 12 月 31 日
预计毁约赔偿损失(a)	18,248,196	-

(a) 对于一停建的在建工程，本公司预计供应商和建造商可能要求继续履行合同或者提出毁约赔偿，根据合同条款和管理层的估计，对可能遭受的损失计提了相应的预计负债。

(22) 长期借款

	2006 年 12 月 31 日	2005 年 12 月 31 日
担保借款		
一担保 (a)	100,000,000	330,000,000
一抵押 (b)	280,000,000	200,000,000
信用借款 (c)(d)	102,905,000	126,445,000
长期借款应计利息(d)	668,615	9,740,455
	483,573,615	666,185,455
减：一年内到期的长期借款		
担保借款		
一担保	-	(130,000,000)
一抵押 (b)	(100,000,000)	-
信用借款(c)(d)	(2,905,000)	(126,445,000)
长期借款应计利息(d)	(668,615)	(9,740,455)
一年内到期的长期借款合计	(103,573,615)	(266,185,455)
长期借款	380,000,000	400,000,000

于 2006 年 12 月 31 日，担保借款包括：

(a) 由原第一大股东冶钢集团提供担保，利息每月支付一次，本金于 2008 年 12 月 2 日到期；根据有关担保合同，冶钢集团为本公司该等银行业务提供的最高担保额度为人民币 450,000,000 元。

(b) 截至 2006 年 12 月 31 日，以部分房屋和建筑物 (附注五(8))以及土地使用权(附注五(11))作为抵押物。利息每月支付一次；其中本金 100,000,000 元须于 2007 年偿还，作为一年内到期的长期借款列示；其余部分于 2008 年到期偿还。

五　会计报表主要项目注释 (续)

(22) 长期借款(续)

(c) 于 2006 年 12 月 31 日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(d) 于 2005 年 12 月 31 日，包括于一年内到期的长期信用借款中的 123,540,000 元已于本年度偿还了 117,363,000 元，其余的 6,177,000 元连同应付利息 11,836,124 元，合计 18,013,124 元经中国东方资产管理公司同意后豁免，本公司将以上债务重组收益确认为资本公积 (附注五(24)(a))。

(e) 2006 年度长期借款的年利率范围为 5.180%至 7.560% (2005 年：4.941%至 7.560%)。

(23) 股本

每股面值人民币 1 元

	2005 年 12 月 31 日	本年增加数	本年减少数	2006 年 12 月 31 日
一、尚未流通股				
发起人				
其中：境内法人持有股	11,400,000	-	(11,400,000)	-
募集法人股	270,968,480	-	(270,968,480)	-
内部职工股	2,736	-	(2,736)	-
尚未流通股份合计(a)	282,371,216	-	(282,371,216)	-
二、有限售条件股份				
境内上市的人民币普通股(a)	-	282,371,216	-	282,371,216
三、无限售条件股份				
境内上市的人民币普通股	167,037,264	-	-	167,037,264
股份总额	449,408,480	282,371,216	(282,371,216)	449,408,480

(a) 根据 2006 年 1 月 12 日本公司股东大会通过的股权分置改革方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股权性质变更为有限售条件的流通股(详见附注一)。

(24) 资本公积

	2005 年 12 月 31 日	本年增加数	本年减少数	2006 年 12 月 31 日
股本溢价	264,908,962	-	-	264,908,962
其他资本公积(a)	110,056,729	35,893,457	-	145,950,186
关联交易差价(b)	74,794,126	-	-	74,794,126
	449,759,817	35,893,457	-	485,653,274

五 会计报表主要项目注释 (续)

(24) 资本公积 (续)

(a) 本年增加的其他资本公积包括豁免的银行借款本金和利息 18,013,124 元(附注五(22)(d))，因诉讼案件和解并执行完毕后豁免的债务 15,806,873 元以及供应商采购款让利 2,073,460 元。

(b) 本公司于以前年度向关联方销售管坯的毛利高于 20%，根据财政部于 2001 年 12 月 21 日的财会[2001]64 号《关联方之间出售资产等有关会计处理问题暂行规定 》，销售给关联公司的钢坯的毛利超过成本 20%的部分已于以前年度计入资本公积。

(25) 盈余公积

	2005 年 12 月 31 日	本年提取 (a)	本年减少 (b)	本年转入 (b)	2006 年 12 月 31 日
法定盈余公积金	2,110,078	31,765,928	-	50,320,228	84,196,234
法定公益金	50,320,228	-	(50,320,228)	-	-
	52,430,306	31,765,928	(50,320,228)	50,320,228	84,196,234

(a) 根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。本公司 2006 年按可供分配的利润 317,659,280 的 10%提取法定盈余公积金 31,765,928 元(2005 年：2,110,078 元)。

(b) 根据 2006 年 1 月 1 日起施行的《中华人民共和国公司法》和本公司修改后章程及董事会的决议，本公司从 2006 年起不再计提法定公益金。根据财政部 2006 年 3 月 15 日发布的《关于〈公司法〉施行后有关企业财务处理问题的通知》，本公司将截至 2005 年 12 月 31 日止的法定公益金结余，转作盈余公积金管理使用。

(26) 未分配利润

	2006 年度	2005 年度
年初未分配利润/(累计亏损)	16,880,625	(722,846,649)
加：本年度净利润	317,659,280	80,367,507
资本公积及盈余公积用于弥补亏损	-	663,579,923
减：提取法定盈余公积(附注五(25))	(31,765,928)	(2,110,078)
提取任意盈余公积(附注五(25))	-	(2,110,078)
年末未分配利润	302,773,977	16,880,625

五　会计报表主要项目注释 (续)

(27) 分产品主营业务收入及主营业务成本

	2006 年度		2005 年度	
产品类别	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	670,446,136	598,562,351	533,005,770	509,468,898
弹簧钢	539,300,388	528,668,795	500,697,577	497,296,542
冲模钢	140,782,420	117,246,495	186,484,594	165,812,267
商工不锈钢	37,872,280	39,651,774	25,277,294	26,484,213
合结钢	1,739,577,281	1,538,910,572	1,656,552,981	1,600,877,120
炭结钢	820,031,007	776,745,659	930,199,393	847,237,576
管坯	590,319,742	545,179,990	580,841,038	525,216,648
其他钢种	5,570,954	4,219,962	33,180,748	26,198,568
	4,543,900,208	4,149,185,598	4,446,239,395	4,198,591,832

本公司前五名客户销售的收入总额为 1,466,479,329 元，占本公司全部销售收入的 32%。

本公司的经营活动主要位于中国境内，并不存在由于经济环境不同而承担额外的风险和回报的组成部分，因此没有编制地区分部报告。

(28) 主营业务税金及附加

	2006 年度	2005 年度
城市维护建设税*	-	13,839,447
教育费附加*	-	5,931,192
河道堤防工程修建维护管理费	-	3,954,128
营业税	-	218,580
	-	23,943,347

* 于 2005 年 7 月 1 日，本公司正式变更为外商投资的股份有限公司，并享受外商投资企业免征城市维护建设税、教育费附加的优惠，不再计提该等税费。

(29) 其他业务利润

	2006 年度		2005 年度	
	其他业务收入	其他业务支出	其他业务收入	其他业务支出
材料销售(a)	166,967,176	162,080,583	174,006,584	170,733,650
动力销售(b)	66,462,562	64,833,837	73,472,159	72,516,883
其他	39,574,209	33,503,378	84,866,969	77,234,238
	273,003,947	260,417,798	332,345,712	320,484,771

(a) 材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料。

(b) 动力销售收入主要为向关联方销售的氧气、煤气及电力等。

五　会计报表主要项目注释 (续)

(30) 管理费用

	2006 年度	2005 年度
员工费用	34,318,198	31,791,269
税金	12,196,519	14,439,422
保险费	2,243,516	544,815
技术开发费	4,682,524	3,070,361
存货跌价准备	7,045,495	4,877,807
坏账准备(附注五(4)(b)(i))	(90,800,392)	(4,986,870)
其他	17,315,105	11,604,117
	(12,999,035)	61,340,921

(31) 财务费用

	2006 年度	2005 年度
利息支出	36,411,525	69,593,305
利息收入	(1,991,477)	(9,551,717)
贴现收入	(967,207)	(950,278)
汇兑损失/(收益)	1,614,485	(1,617,699)
手续费	640,708	344,642
	35,708,034	57,818,253

(32) 营业外收入及营业外支出

	2006 年度	2005 年度
营业外收入		
处置固定资产收益	355,022	138,700
违约金	1,113,660	614,553
其他	302,495	39,893
	1,771,177	793,146
营业外支出		
处置固定资产损失	728,399	5,070,027
诉讼损失	1,864,745	1,563,994
债务重组损失	-	1,059,806
计提在建工程减值准备(附注五(10))	11,898,266	-
计提预计赔偿损失(附注五(21))	18,248,196	-
其他	51,722	10,300
	32,791,328	7,704,127

五 会计报表主要项目注释 (续)

(33) 支付的其他与经营活动有关的现金

现金流量表中支付的其他与经营活动有关的现金主要包括：

	2006年度
运输费	10,004,244
行政费用	8,903,043
技术开发费	4,682,524
其他	2,847,793
	26,437,604

六 关联方关系及其交易

本公司根据企业会计准则及《股票上市规则》的具体规定认定关联方及关联交易。

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济或类型	法定代表人
中信泰富	香港中环添美道一号中信大厦三十二楼	业务多元化，侧重于发展在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外亦从事特钢制造、物业投资及发展以及汽车和消费品的批发及分销。	最终控股股东	有限责任	荣智健
广州大冶	广州白云花园华益南街5号	钢材销售	子公司	有限责任	张家福

(2) 存在控制关系的关联方的注册资本及其变化

企业名称	2005年12月31日 (万元)	本期增加 (万元)	本期减少 (万元)	2006年12月31日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)
广州大冶	205	-	-	205

(3) 存在控制关系的关联方所持股份或权益及其变化

	2005年12月31日		本期增加		本期减少		2006年12月31日	
企业名称	金额	%	金额	%	金额	%	金额	%
中信泰富	261,238,480	58.13	-	-	-	-	261,238,480	58.13
广州大冶	2,050,000	100	-	-	-	-	2,050,000	100

六　关联方关系及其交易 (续)

(4)　不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司(“兴澄特种钢铁”)	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司(“兴澄特种材料”)	同受一最终控股股东控制

(5)　关联交易

(a)　定价政策

公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

- 有国家物价部门定价的，按国家定价；
- 没有国家定价的，以市场价格为标准；
- 市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的 20%。

(b)　采购货物

关联方名称	附注	2006 年度	2005 年度
新冶钢	(i)	1,116,219,872	600,489,481
兴澄特种材料		-	24,150,338
		1,116,219,872	624,639,819

(i)　本公司主要是向新冶钢购买进口矿砂等原材料，以满足生产的需要。采购价格以市场价格为定价基准。同时，由于生产工艺流程的需要，本公司以协议价格向新冶钢购买钢坯。

(c)　销售货物

关联方名称	附注	2006 年度	2005 年度
新冶钢	(i)	1,087,530,527	1,029,850,338
兴澄特种钢铁		4,235,456	2,762,131
		1,091,765,983	1,032,612,469

(i)　本公司主要向新冶钢提供辅料备件、连铸坯、以及通过该公司出口钢材等，主要包括：

- 本公司以采购成本价向新冶钢提供矿石、铁精矿、焦丁等大宗原材料做相互生产调配之需。2006 年度的销售金额为人民币 162,317,107 元(2005 年：159,997,020 元)。
- 本公司以协议价格向新冶钢销售连铸坯。2006 年度的销售金额为人民币 590,319,742 元 (2005 年：580,841,239 元)。
- 本公司通过新冶钢出口钢材，共计金额达到人民币 309,682,697 元 (2005 年：274,122,696 元)。

六 关联方关系及其交易 (续)

(5) 关联交易 (续)

(d) 提供劳务

关联方名称	附注	2006 年度	2005 年度
新冶钢		9,698,620	51,978,329

本公司向新冶钢提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

关联方名称	2006 年度	2005 年度
新冶钢	6,448,078	3,230,628

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

(f) 销售固定资产

关联方名称	2006 年度	2005 年度
新冶钢	5,508,121	-

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

关联方名称	2006 年度	2005 年度
新冶钢	6,227,973	-

本公司主要由新冶钢购入其生产所需的机器设备等。

(h) 接受担保

关联方名称	2006 年度	2005 年度
新冶钢	-	451,000,000

于本年度，该等担保合同已经撤销。

七 或有事项

截止本会计报表批准日，本公司无需要披露的重大或有事项。

八 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在会计报表上确认的资本性支出承诺：

	2006 年 12 月 31 日	2005 年 12 月 31 日
建筑物及机器设备	52,292,794	161,163,558

九 资产负债表日后事项

截止本会计报表批准日，本公司无需要披露的重大资产负债表日后事项。

十 其他重要事项

根据股权分置改革方案中原非流通股股东在股权分置改革方案中作出的限售承诺，武汉石化石油液化气公司所持有的限售股份数 1,140,000 股于 2007 年 2 月 8 日上市流通。本次变动后，有限售条件的流通股数由 282,371,216 股减少至 281,231,216 股，无限售条件的流通股由 167,037,264 股增加至 168,177,264 股，股份总数保持不变。

十一 扣除非经常性损益后的净利润

	2006 年度	2005 年度
净利润	317,659,280	80,367,507
加/(减)：非经常性损益项目		
- 处置固定资产的净损失	373,377	4,931,327
- 政府补贴	-	(300,000)
- 诉讼损失	1,864,745	1,563,994
- 投资收益	(145,221)	-
- 在建工程减值准备	11,898,266	-
- 预计负债	18,248,196	-
- 其他营业外收入	(1,416,155)	(654,446)
- 其他营业外支出	51,722	10,300
以前年度已经计提各项减值准备的转回		-
- 应收账款坏账准备	(91,704,148)	(9,827,172)
- 债务重组损失	-	1,059,806
	256,830,062	77,151,316
非经常性损益的所得税影响数	-	-
扣除非经常性损益后的净利润	256,830,062	77,151,316

2006年度资产减值准备明细表

项　　目	2005年12月31日	本年增加	本年减少		2006年12月31日
			因资产价值回升转回数	本期核销数	
一、坏账准备合计	252,243,945	1,525,641	(92,326,035)		161,443,551
其中:					
应收帐款	147,315,438	1,525,641			148,841,079
其他应收款	104,928,507		(92,326,035)		12,602,472
二、短期投资准备	-		-	-	-
三、存货跌价准备合计	27,486,922	20,704,647		(13,659,152)	34,532,417
其中:					
备件和辅助材料	13,286,038	15,550,400		(4,471,606)	24,364,832
在产品	3,582,599	884,575		(771,060)	3,696,114
产成品	10,618,285	4,269,672		(8,416,486)	6,471,471
四、长期投资减值准备	2,659,621				2,659,621
五、固定资产减值准备合计	-		-		-
其中:					
房屋及建筑物	-		-		-
机器设备	-		-		-
运输工具	-		-		-
计算机及电子设备	-		-		-
六、无形资产减值准备	-		-	-	-
七、在建工程减值准备	-	11,898,266			11,898,266

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

（二）新旧会计准则股东权益差异调节表的审阅报告

关于大冶特殊钢股份有限公司
新旧会计准则股东权益差异调节表的
审阅报告

普华永道中天阅字(2007)第 022 号

大冶特殊钢股份有限公司全体股东：

我们审阅了后附的大冶特殊钢股份有限公司（以下简称“贵公司”）新旧会计准则股东权益差异调节表（以下简称“差异调节表”）。按照差异调节表附注二所述的编制基础编制上述差异调节表是贵公司管理当局的责任。我们的责任是在实施审阅工作的基础上对上述差异调节表发表审阅意见。

按照中国证券监督管理委员会颁布的证监发[2006]136 号《关于做好与新会计准则相关财务会计信息披露工作的通知》的规定，我们参照《中国注册会计师审阅准则第 2101 号--财务报表审阅》的规定执行审阅业务。该准则要求我们计划和实施审阅工作，以对差异调节表是否不存在重大错报获取有限保证。审阅主要限于询问公司有关人员与差异调节表相关的会计政策和所有重要的认定、了解差异调节表中调节金额的计算过程、阅读差异调节表以考虑是否遵循指明的编制基础以及在必要时实施分析程序，审阅工作提供的保证程度低于审计。我们没有实施审计，因而不发表审计意见。

根据我们的审阅，我们没有注意到任何事项使我们相信上述差异调节表没有在所有重大方面按照差异调节表附注所述的编制基础编制。

本审阅报告是我们根据中国证券监督管理委员会的要求出具的，不得用于其他用途。除非获得我们书面允许，审阅报告不应以其他形式提供与此项交易的双方以外其他第三方使用。我们不会就审计报告的内容向任何其他第三方负上或承担任何责任。

此外，我们提醒差异表的使用者关注，如后附差异调节表中的重要提示所述的原因，上述差异调节表所列示的2007年1月1日的新会计准则下的股东权益与未来所列报的2007年度财务报告中的相应数据之间可能存在差异。本段内容不影响已发表的审阅意见。

普华永道中天
会计师事务所有限公司

注册会计师

曾华光

中国•上海市
2007 年 3 月 9 日

注册会计师

王　斌

大冶特殊钢股份有限公司
新旧会计准则股东权益差异调节表
2007年1月1日
(除特别注明外，金额单位为人民币元)

重要提示:

本公司于2007年1月1日起开始执行财政部于2006年颁布的《企业会计准则》（以下简称"新会计准则"），目前本公司正在评价执行新会计准则对本公司财务状况、经营成果和现金流量所产生的影响，在对其进行慎重考虑并参照财政部对新会计准则的进一步讲解后，本公司在编制2007年度财务报告时可能对编制"新旧会计准则股东权益差异调节表"（以下简称"差异调节表"）时所采用相关会计政策或重要认定进行调整，从而可能导致差异调节表中列报的2007年1月1日股东权益（新会计准则）与2007年度财务报告中列报的相应数据之间存在差异。

大冶特殊钢股份有限公司
新旧会计准则股东权益差异调节表（续）
2007年1月1日
(除特别注明外，金额单位为人民币元)

项目	注释	项目名称	金额
		2006年12月31日股东权益（现行会计准则）	1,322,031,965
1		长期股权投资差额	无
		其中：同一控制下企业合并形成的长期股权投资差额	无
		其他采用权益法核算的长期股权投资贷方差额	无
2		拟以公允价值模式计量的投资性房地产	无
3		因预计资产弃置费用应补提的以前年度折旧等	无
4		符合预计负债确认条件的辞退补偿	无
5		股份支付	无
6		符合预计负债确认条件的重组义务	无
7		企业合并	无
		其中：同一控制下企业合并商誉的账面价值	无
		根据新准则计提的商誉减值准备	无
8		以公允价值计量且其变动计入当期损益的金融资产以及可供出售金融资产	无
9		以公允价值计量且其变动计入当期损益的金融负债	无
10		金融工具分拆增加的权益	无
11		衍生金融工具	无
12		所得税	无
13		其他	无
		2007年1月1日股东权益（新会计准则）	1,322,031,965

本差异调节表于2007年3月9日编制。

后附差异调节表附注为本差异调节表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司
新旧会计准则股东权益差异调节表附注
2007 年 1 月 1 日
(除特别注明外，金额单位为人民币元)

一、编制目的

本公司于 2007 年 1 月 1 日起开始执行新会计准则。为分析并披露执行新会计准则对上市公司财务状况的影响，中国证券监督管理委员会于 2006 年 11 月颁布了"关于做好与新会计准则相关财务会计信息披露工作的通知"（证监发[2006]136 号，以下简称"通知"），要求公司按照《企业会计准则第 38 号—首次执行企业会计准则》和"通知"的有关规定，在 2006 年度财务报告的"补充资料"部分以差异调节表的方式披露重大差异的调节过程。

二、编制基础

差异调节表系本公司根据《企业会计准则第 38 号—首次执行企业会计准则》和"通知"的有关规定，结合本公司的自身特点和具体情况，以 2006 年度财务报表为基础，并依据重要性原则编制。

三、主要项目附注

无。

一、备查文件目录

（一）载有法定代表人、主管会计工作负责人、会计机构负责人签名并盖章的会计报表。

（二）载有会计师事务所盖章、注册会计师签名并盖章的审计报告原件。

（三）报告期内在中国证监会指定报纸上公开披露过的所有公司文件的正本及公告的原稿。

董事长：蔡星海

大冶特殊钢股份有限公司

董　事　会

2007年3月9日

****

完

香港，二零零七年三月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2006 年年度報告摘要。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2006年年度报告摘要

董事长:蔡星海

大冶特殊钢股份有限公司2006年年度报告摘要

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。本年度报告摘要摘自年度报告全文，投资者欲了解详细内容，应阅读年度报告全文。

1.2 没有董事、监事、高级管理人员声明对年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 普华永道中天会计师事务所有限公司为本公司出具了标准无保留审计意见的审计报告。

1.4 公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证年度报告中财务报告的真实、完整。

§2 公司基本情况简介

2.1 基本情况简介

股票简称	大冶特钢
股票代码	000708
上市交易所	深圳证券交易所
注册地址和办公地址	湖北省黄石市黄石大道316号
邮政编码	435001
公司国际互联网网址	http://www.dayesteel.com.cn
电子信箱	hbygzq@public.hs.hb.cn

2.2 联系人和联系方式

	董事会秘书	证券事务代表
姓名	王培熹	王平国
联系地址	湖北省黄石市黄石大道316号	湖北省黄石市黄石大道316号
电话	0714-6297373	0714--6297373
传真	0714-6297280	0714-6297280
电子邮箱	Dytg0708@163.com	Dytg0708@163.com

§3 会计数据和业务数据摘要

3.1 主要会计数据

单位：（人民币）元

	2006年	2005年	本年比上年增减(%)	2004年
主营业务收入	4,543,900,208	4,446,239,395	2.20	3,810,099,149
利润总额	317,659,280	80,367,507	295.26	27,014,555
净利润	317,659,280	80,367,507	295.26	27,014,555
扣除非经常性损益的净利润	256,830,062	77,151,316	232.89	56,881,866
经营活动产生的现金流量净额	532,677,656	193,702,590	175.00	-343,634,395
	2006年末	2005年末	本年末比上年末增减(%)	2004年末
总资产	2,958,462,131	3,173,131,050	-6.77	4,062,769,929
股东权益(不含少数股东权益)	1,322,031,965	968,479,228	36.51	877,497,797

3.2 主要财务指标

单位：（人民币）元

	2006年	2005年	本年比上年增减(%)	2004年
每股收益	0.707	0.179	294.97	0.060
每股收益(新股本)				
净资产收益率	24.03	8.30	15.73	3.08
扣除非经常性损益的净利润为基础计算的净资产收益率	19.43	7.97	11.46	6.48
每股经营活动产生的现金流量净额	1.185	0.431	174.94	-0.765
	2006年末	2005年末	本年末比上年末增减(%)	2004年末
每股净资产	2.942	2.155	36.52	1.953
调整后的每股净资产	2.941	2.150	36.79	1.934

非经常性损益项目

√适用 □不适用

非经常性损益项目	金额(元)
1、处置固定资产的净损失	373,377
2、诉讼损失	1,864,745
3、投资收益	(145,221)
4、其他营业外收入	(1,416,155)
5、其他营业外支出	30,198,184
6、以前年度已经计提各项减值准备的转回	(91,704,148)
7、债务重组损失	0
合计影响数	(60,829,218)

3.3 国内外会计准则差异

□适用 √不适用

§4 股本变动及股东情况

4.1 股份变动情况表

单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、有限售条件股份	282,371,216	62.83						282,371,216	62.83
1、国家持股									
2、国有法人持股									
3、其他内资持股	155,752,736	34.65						155,752,736	34.65
其中									
境内法人持股	155,750,000	34.65						155,750,000	34.65
境内自然人持股	2,736							2,736	
4、外资持股	126,618,480	28.18						126,618,480	28.18
其中									
境外法人持股	126,618,480	28.18						126,618,480	28.18
境外自然人持股									
二、无限售条件股份	167,037,264	37.17						167,037,264	37.17
1、人民币普通股	167,037,264	37.17						167,037,264	37.17
2、境内上市的外资股									
3、境外上市的外资股									
4、其他									
三、股份总数	449,408,480	100.00						449,408,480	100.00

有限售条件股份可上市交易时间

单位：股

时间	限售期满新增可上市交易股份数量	有限售条件股份数量余额	无限售条件股份数量余额	说明
2007年2月7日	2,440,000	279,928,480	169,480,000	武汉石化石油液化气公司持有的有限售条件股份1,140,000股于2007年2月8日解除限售，已上市流通。湖北华乐投资有限公司未作出承诺,也未申请解除限售股份的比例,其所持有限售条件股份1,300,000股按规定自股改方案实施之日起，满12个月后可上市交易或转让。
2007年5月7日	840,000	279,088,480	170,320,000	
2007年8月7日	12,810,000	266,278,480	183,130,000	
2008年2月7日	5,040,000	261,238,480	188,170,000	
2009年2月7日	261,238,480	0	449,408,480	

前10名有限售条件股东持股数量及限售条件

单位：股

序号	有限售条件名称	持有的有限售条件股份数量	可上市交易时间	新增可上市交易股份数量	限售条件
1	湖北新冶钢有限公司	134,620,000	2009年2月7日	134,620,000	注1
2	中信泰富（中国）投资有限公司	126,618,480	2009年2月7日	126,618,480	注1
3	东风汽车公司	7,980,000	2007年8月7日	7,980,000	注3
4	襄阳汽车轴承股份有限公司	3,420,000	2008年2月7日	3,420,000	注2
5	湖北正智资产管理有限公司	2,280,000	2007年8月7日	2,280,000	注3
6	中国一拖集团有限公司	2,280,000	2007年8月7日	2,280,000	注3
7	湖北华乐投资有限公司	1,300,000	2007年2月7日	1,300,000	注6
8	中国北车集团北京南口机车车辆机械厂	1,140,000	2008年2月7日	1,140,000	注2
9	武汉石化石油液化气公司	1,140,000	2007年2月7日	1,140,000	注5
10	无锡市宏裕百货商店	840,000	2007年5月7日	840,000	注4

注1：该公司承诺自改革方案实施之日起，至少在36个月内不上市交易或者转让。

注2：该公司承诺自改革方案实施之日起，至少在24个月内不上市交易或者转让。

注3：该公司承诺自改革方案实施之日起，至少在18个月内不上市交易或者转让。

注4：该公司承诺自改革方案实施之日起，至少在15个月内不上市交易或者转让。

注5；该公司承诺自改革方案实施之日起，至少在12个月内不上市交易或者转让。2007年2月6日，该公司承诺的限售期满，所持有的1,140,000股有限售条件的流通股股票于2007年2月8日解除限售，已上市流通。

注6：该公司未承诺限售期，按《上市公司股权分置改革管理办法》的规定，自改革方案实施之日起，在12个月内不得上市交易或转让。

4.2 前十名股东、前十名无限售条件股东持股表

单位：股

股东总数	48,807户				
前10名股东持股情况					
股东名称	股东性质	持股比例（%）	持股总数	持有有限售条件股份数量	质押或冻结的股份数量
湖北新冶钢有限公司	其他	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	外资股东	28.18	126,618,480	126,618,480	
东风汽车公司	其他	1.78	7,980,000	7,980,000	
全国社保基金一零二组合	其他	0.91	4,081,079		
襄阳汽车轴承股份有限公司	其他	0.76	3,420,000	3,420,000	
湖北正智资产管理有限公司	其他	0.51	2,280,000	2,280,000	
中国一拖集团有限公司	其他	0.51	2,280,000	2,280,000	
黄石冶钢兴鑫钢渣开发有限责任公司	其他	0.44	1,961,255		
湖北华乐投资有限公司	其他	0.29	1,300,000	1,300,000	1,300,000
中国北车集团北京南口机车车辆机械厂	其他	0.25	1,140,000	1,140,000	

前10名无限售条件股东持股情况		
股东名称	持有无限售条件股份数量	股份种类
全国社保基金一零二组合	4,081,079	人民币普通股
黄石冶钢兴鑫钢渣开发有限责任公司	1,961,255	人民币普通股
梁世雄	516,078	人民币普通股
何维	448,000	人民币普通股
卢秋莲	417,600	人民币普通股
李建国	403,209	人民币普通股
罗智维	400,000	人民币普通股
岑文秀	400,000	人民币普通股
邱嘉楣	400,000	人民币普通股
罗英	399,780	人民币普通股
上述股东关联关系或一致行动的说明	前10名股东的第1名股东与第2名股东属于《上市公司收购管理办法》中规定的一致行动人；未知前10名流通股股东之间及前10名流通股股东和前10名股东之间是否存在关联关系。	

4.3 控股股东及实际控制人情况介绍

4.3.1 股东及实际控制人变更情况

□适用 √不适用

4.3.2 控股股东及实际控制人具体情况介绍

(1) 公司控股股东情况

名称：湖北新冶钢有限公司

法定代表人：李松兴

注册资本：24,183万美元

变更日期：2004年10月15日

企业类型：中外合资经营

主要经营业务或管理活动：生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

(2) 公司实际控制人情况

名称：中信泰富有限公司（CITIC Pacific Limited）

成立日期：1985年1月8日

法定股本：港币12亿元

主要经营业务或管理活动：业务多元化，侧重于所熟悉及具有丰富经验之业务。业务范围涵盖在中国的特钢制造，物业发展及投资、发电、航空、香港海底隧道、信息业和汽车及消费品的批发和分销等行业。

4.3.3 公司与实际控制人之间的产权及控制关系的方框图


中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD
100%
100%
SILVER ASCOT HOLDINGS LTD
宝泰有限公司
100%
100%
YAN LINK COMPANY LIMITED
中信泰富(中国)投资有限公司
95%
湖北新冶钢有限公司
29.95%
28.18%
大冶特殊钢股份有限公司

§5 董事、监事和高级管理人员

5.1 董事、监事和高级管理人员持股变动及报酬情况

姓名	职务	性别	年龄	任期起止日期	年初持股数	年末持股数	变动原因	报告期内从公司领取的报酬总额（万元）	是否在股东单位或其他关联单位领取
蔡星海	董事长	男	62	2006.2-2008.1					是
李松兴	董事	男	53	2006.2-2008.1					是
罗铭韬	董事	男	43	2006.2-2008.1					是
邵鹏星	董事	男	57	2006.2-2008.1					是
钱　刚	董事 总经理	男	40	2005.1-2008.1				30	否
文　武	董事	男	46	2006.2-2008.1					是
王培琛	董事 总会计师 董事会秘书	男	57	2005.1-2008.1				20	否
吴茂清	独立董事	男	64	2005.1-2008.1				5	否
周志海	独立董事	男	60	2005.1-2008.1				5	否
沈　岩	独立董事	男	43	2005.1-2008.1				5	否
顾友良	独立董事	男	67	2005.1-2008.1				5	否
傅柏树	监事会主席	男	53	2005.1-2008.1	2,736	2,736			是
谢德辉	监事	男	52	2006.2-2008.1					是
吴巨波	监事	男	41	2005.1-2008.1					是
刘亚平	监事	男	47	2005.1-2008.1				10	否
黄旭光	监事	男	40	2005.1-2008.1				10	否
高国华	副总经理	男	38	2005.1-2008.1				20	否
王社教	副总经理	男	40	2005.1-2008.1				20	否
合计	—	—	—	—	2,736	2,736	—	130	—

§6 董事会报告

6.1 管理层讨论与分析

（一）报告期内经营情况讨论和分析

1、报告期内公司经营情况的回顾

2006年，在特钢市场钢材价格波动、原燃料吃紧、竞争加剧的压力下，公司通过加大结构调整、强化技术创新、挖掘降本潜力等措施，消化市场不利因素，使生产经营保持良好势头，经营业绩较为显著。其主要表现在以下几个方面：

（1）经济效益大幅增长

公司切实转变增长方式，实现从规模效益向品种质量效益的转变，在规模同比基本不变的情况下，经济效益大幅增长。全年生产钢103.10万吨，同比减少1.87%；生产钢材111.12万吨，同比增长3.43%；销售钢材115.40万吨，产销率达103.85 %；钢材产品销售毛利率为8.69 %，同比增长3.12个百分点；实现销售收入454,390.02万元，同比增长2.2%；实现主营业务利润39,471.46万元，同比增长76.44%；实现利润总额、净利润均为31,765.93万元，同比增长295.26%；如扣除利润指标中收回过去年度全额计提减值准备的原大股东的关联方非经营性占用公司资金9,170.41万元，实现利润总额、净利润为22,595.52万元，同比增长181.15%。

（2）产品结构进一步优化

公司加大产品结构调整力度，压缩“低端”，增加高、特级轴承钢、高级齿轮钢、高标准弹簧圆钢、易切削钢分别为25.85%、21.38%、64.14%、62.58%；其中，铁路提速用渗碳轴承钢同比提高81.15%，增加合金管坯11.52%；银亮材、大规格棒材、大盘卷材、系泊链用钢等特色产品分别增长22.4%、11.35%、254.53%、207.71%，为提高经济效益起到了重要的作用。实施品牌战略，公司按照国际最新标准及世界著名公司的企业标准进行生产，部分主导产品得到国际著名企业的认可和接受，大规格海洋系泊链钢通过美国ABS、英国LR、法国BV、挪威DNV等国际权威机构认证，轴承钢按SKF程序组织认证，汽车齿轮钢获得美国Eaton公司认可，工程机械用钢已销往美国Caterpillar公司和日本小松公司。近两年，公司开发的一系列新产品已得到世界知名公司 的认证和使用，并已进入了全球采购供应网。这为进一步替代进口产品、出口外销打下了基础，确立了在国际市场的定位。

（3）技术创新取得新成果

根据用户需求，追踪钢铁材料发展的方向，积极开展工厂—大专院校—科研单位三结合的技术研发和创新，“产学研”活动取得明显成效，开发出107个品种

18.76万吨新产品，同比增长了21.90%，占钢材总量的16.88 %，覆盖了铁路、轴承、汽车、石油、煤炭等行业，特别是开发的真空脱气铁路轴承钢、高精度轴承钢大盘卷、超级模具钢、轧管用芯棒等填补了空白；成功申报了《极端环境用钢的规模化生产技术》、《新经济型非调质钢的工艺研究与开发》等5项省市科技攻关项目，获产品开发资金253万元；《高质量汽车关键部件用钢》被认定为国家科技部火炬计划项目；高性能齿轮钢、高强度合金钢等重点产品列入湖北省高新技术产品目录2006版；《大规格海洋系泊链用钢》等3个项目通过省市科技厅组织的专家鉴定；有3个项目分别获得市、省、冶金行业科技进步一、二、三等奖；申请了两项国家发明、实用新型专利。

（4）营销工作展现新特点

调整营销工作思路，发挥公司优势，运用差异化营销策略，按个性化协议标准交货，取得了良好效果。主攻铁路、汽车、锅炉石油、船舶、煤炭、轴承阀门等行业高端产品，为其提供高品质的钢材分别同比增长52%、21%、3%、1188%、26%、25%，建立忠诚客户，销售直供比提高到62%以上；建立重点品种和专人跟踪服务的绿色通道，保证重点合同百分之百交货；扩大国际市场销售，全年出口钢材11.28万吨，同比增长43%，出口的产品结构、用户结构得到进一步优化，销售直供比提高了15%。主导产品的市场占有率进一步提高，轴承钢、齿轮钢、弹簧钢同比分别提高12.27%、31.09%、2.72%。

（5）降本节能取得显著成绩

供应系统及时捕捉市场信息，不断调整采购策略，规避了市场风险，落实对标挖潜措施，通过降低焦比、钢铁料消耗，控制合金消耗，提高成材率等措施，全年产品成本降低率为2%，吨钢综合能耗比上年下降7.47%，万元产值能耗比上年降低5.84%；固体废弃物利用率达99%以上，其中高炉水渣销售给水泥企业作原料；炼钢除尘系统粉尘捕集率超过95%。公司通过了ISO14001：2004环境管理体系认证，获得“黄石市十佳环境友好型企业”称号。

（6）技术改造稳步推进

围绕实施公司品种质量战略和节能降耗、改善环境的目标，大力推进技术改造，全年实施技术改造项目23项，完成投资11,967万元，其中10个项目已完工投

产，其它项目正在实施过程中，已投运项目当年创效3,473万元；特别是新建两台5吨电渣炉、银亮钢工程、750扩大产品规格改造，对特种冶炼、大规格棒材、银亮材生产线进行填平补齐，增加了电渣钢、银亮材、大规格棒材等高端产品的产能，不仅当年创造了经济效益，而且为今后的发展打下了基础。

（7）资产负债结构进一步改善

公司资产负债结构进一步优化，资产负债率达55.31%，较上年下降14.17个百分点；贷款资金的减少，使财务费用下降2,211万元；预付帐款减少21,787万元；经营活动产生的现金流量净额53,268万元，较上年有明显改善；认真落实清欠的措施，全部收回原大股东及关联方非经营性占用资金11,523万元，并已结清预付给冶钢集团进出口公司的原料、备件款.，不仅节约资金，增加效益，而且维护了公司和股东的利益.

2、公司主营业务及其经营状况

公司所属行业为特种钢铁行业，主营业务范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。报告期内，公司的主营业务未发生重大变化。

（1）主营业务收入、主营业务利润、净利润的构成情况

2006年公司主营业务按行业分布情况：

单位：人民币元

行业	本年主营业务收入	同比增减（%）	本年主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
船舶行业	51,602,329	1352.89	45,280,584	1241.53	12.25	7.82
钢压延加工业	1,033,013,950	-28.88	970,406,304	-27.83	6.06	-0.83
工具制造业	274,819,915	31.55	239,281,948	23.64	12.93	6.11
锅炉及原动力机械制造业	467,779,443	-9.54	406,401,068	-14.24	13.12	5.30
航空航天	59,238,534	45.10	43,994,770	31.40	25.73	8.28
汽车制造业	1,768,122,200	20.90	1,656,587,069	15.03	6.31	5.33
石油天然气开采业	214,733,117	2.99	191,453,793	0.99	10.84	2.30
铁路行业	208,133,810	131.63	151,742,222	103.58	27.09	10.58
轴承行业	466,456,910	0.86	444,037,840	-0.29	4.81	1.64

2006年公司主营业务按产品分布情况：

单位：人民币元

产品	本年主营业务收入	主营业务收入比上年增减（%）	本年主营业务成本	同比增减（%）	本年主营业务利润率（%）	同比增减（%）
碳结碳工钢	1,156,436,554	-8.46	1,092,757,788	-4.76	5.51	-3.13
弹簧轴承钢	1,172,022,134	12.90	1,123,929,885	11.09	4.10	2.11
合结合工钢	1,978,136,257	3.50	1,757,036,163	-3.91	11.18	7.39
冲模不锈	215,046,822	1.12	158,990,527	-17.61	26.07	17.35
特殊合金管坯	22,258,441	6.41	16,471,235	-8.35	26.00	12.46

2006年公司主营业务按地区分布情况：

单位：人民币元

地区	本年主营业务收入	同比增减（%）	本年主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
华北	294,130,814	-6.11	263,438,537	-11.64	10.43	6.14
东北	221,918,458	89.07	189,567,170	69.00	14.58	10.69
华东	1,347,215,797	0.47	1,254,998,021	-1.62	6.85	2.53
中南	2,508,479,603	-0.05	2,288,246,353	-2.83	8.78	3.15
西北	22,773,410	32.48	19,035,107	15.64	16.42	12.72
西南	149,382,126	1.03	133,900,410	-5.17	10.36	6.39

（2）报告期内主要供应商、客户情况：

公司向前5名供应商合计采购金额占年度采购总额的比例是20.91 %；

公司向前5名客户销售额合计占公司销售总额的比例是32.27%。

3、公司资产构成及变动情况：

项目	2006 年		2005 年	
	金额（元）	比例（%）	金额（元）	比例（%）
总资产	2,958,462,131	100	3,173,131,050	100
应收帐款	95,272,288	3.22	78,232,851	2.47
存货	713,026,779	24.10	712,235,113	22.45
长期股权投资	0	0	0	0
固定资产净值	1,539,705,289	52.04	1,533,690,729	48.33
在建工程	64,698,147	2.19	129,678,816	4.09

短期借款及一年内到期长期借款	109,573,615	3.70	555,855,455	17.52
长期借款	380,000,000	12.84	400,000,000	12.61

变动原因:

（1）报告期内应收账款比上年增加 1,704 万元，主要原因是公司出口钢材销售为信用证结算方式所致。

（2）报告期内存货比上年基本上保持持平，主要原因是公司坚持“以销定产”的经营方针，严格控制在产品、半成品、产成品以及各类物资的库存量。

（3）公司以优化产品、提高质量为重点，加大对技术改造的投入力度，报告期内完成技术改造项目转入固定资产13,239万元。

（4）报告期内银行借款比2005年度减少4.66亿元。公司在满足生产经营需要的前提下，进一步优化资金配置，保持合理的资金结构。尽量减少银行借款以降低财务费用。

4、公司营业费用、管理费用、财务费用、所得税情况

单位：人民币元

项目	2006年	2005年	增减率（%）
营业费用	36,057,550	29,427,495	22.53
管理费用	(12,999,035)	61,340,921	(121.19)
财务费用	35,708,034	57,818,253	(38.24)
所得税	-	-	-

变动原因:

（1）报告期内营业费用较上年增加663万元，主要原因是出口产品销售量的增加和公司加强了产品销售的售后服务工作所致;

（2）报告期内管理费用比上年降低121.19%，主要原因是收回原关联方—冶钢集团进出口公司已计提坏帐的9170万元所致。

（3）报告期内财务费用较上年减少2211万元，主要原因是银行借款额的下降,导致银行借款利息减少，同时对贷款和承兑进行合理调配，减少融资成本和利息支出。

5、报告期内公司现金流量相关数据情况:

单位：人民币元

项目	2006年	2005年	增减额
经营活动产生的现金流量	532,677,656	193,702,590	338,975,066
投资活动产生的现金流量	38,399,732	177,890,873	(139,491,141)
筹资活动产生的现金流量	(444,071,632)	(422,082,186)	(21,989,446)

变动原因：

报告期内公司资金运转已步入了良性循环，主要原因是公司效益同比增长295.26%，加强预算管理、采取了更为有效的营销政策，切实做到“量入为出、灵活调度、合理安排”；筹资活动的资金下降。

6、主要控股公司及其参股公司的情况：

广州大冶特钢新产品有限公司是本公司的全资子公司，其业务性质为商业企业，主要经营范围是钢材销售，注册资本2,050,000元。该公司已实际停止经营，本公司已对其全额计提减值准备。

（二）对公司未来发展的展望

1、公司所处行业的发展趋势及公司面临的市场竞争格局

2007年，中央经济工作会提出了“支持重大装备研发制造、力争在装备制造业振兴方面取得突破”的重大战略任务，汽车、机械、铁路、船舶、煤炭、石油石化等下游用钢行业从自身的发展出发，对特钢企业提出了高品质钢材的要求。这预示着特钢行业面临着一个发展的趋势。

（1）特钢产品市场的潜力大。作为特殊钢下游的重点行业，汽车的需求稳步上升，石油、能源行业前景看好，装备制造业增长势头将保持20%以上。目前，特钢产能增速低于机械行业增速，特钢产能占我国钢产总量的比例远低于欧美、日本等发达国家。由此可以看出，特钢市场前景看好；

（2）特钢产品升值的空间大。我国特钢产品技术附加值与进口产品相差太大，进出口产品单价相差很大，从去年的情况看，合金钢棒线材进口价是出口价的2.1倍，合金钢锅炉管进口价是出口价的1.82倍。2006年进口特钢产品用汇占我国

进口高附加值钢材用汇比例的53%。由此可见，2007年开发特钢高端产品、替代进口，提高国内市场占有率充满机遇；

（3）特钢生产成本有一定增加。由于我国钢产量增长过快，导致上游原材料，如铁矿砂、废钢、铁合金等价格上涨，对特钢生产带来了一定的成本压力。

综上可以看出，2007年，特钢运行的基本格局为：市场潜力大、产品升值的空间大、成本的压力大。市场优势取决于品种质量和高端产品，经济效益也来自于品种质量和高端产品。产品向特、精、高的方向发展，向深加工、高附加值发展，企业向低成本、高效率、生态型发展。这是特钢发展的趋势和选择。

2、公司未来发展的机遇和挑战

行业的发展趋势和公司面临的市场竞争格局，既使公司蕴藏着重大的发展机遇，同时也面临着困难和挑战。公司发展的机遇主要来自以下五个方面：

（1）国家加大对钢铁行业调整的力度，淘汰产能低、能耗高、污染严重的落后企业，必将为重点特钢企业持续、健康发展提供强有力的支撑；

（2）装备制造业的振兴、农村机械的升级换代、西部地区基础设施建设、东部地区新型工业化的推进及填补以高端产品为主的钢材替代进口，构筑了巨大的特钢消费市场；

（3）钢铁工业与下游行业已呈现均衡发展态势，煤、电、油、运的制约瓶颈已得到基本缓解，外部条件对特钢发展有利；

（4）钢铁产业的发展政策和落实促进“中部地区崛起”的措施，支持中部地区有序承接东部地区和境外产业转移，鼓励特钢研发特种钢材，对特殊钢需求大幅增加，为特钢企业创造了有利的条件；

（5）公司通过技术改造和技术创新，完善了具有国内外领先水平的专业化精品生产线，有成熟的工艺技术、品牌产品、稳定的销售市场和资金优势，具有较强的竞争力。

公司面临的困难和挑战主要是以下三个方面：

（1）国际制造业在国内业务的发展及内外销售两旺的局面，对特钢产品采购的标准提出了更为严格的要求，而实践证明，我国特钢企业的产品标准和自主知识产权与国外特钢企业还存在差距，得到国际用户的认可还需要努力；

（2）钢铁产能的释放加剧了上游原燃料如废钢、铁合金、煤炭、电力的需求，由此造成了原燃料、能源价格的上涨，争夺资源和降低成本成为竞争的重要方面；

（3）随着现代化建设的加快，用钢行业对钢材品质的要求越来越高，而技术装备水平与国外先进流程比，仍缺乏完整性，系统的工艺技术还需提升，产品专业化的水平还需提高。

新的一年，公司将努力适应特钢形势的要求，站在新的起点上，追求又好又快的发展目标。

3、2007年度经营计划和措施

继续坚持品种质量效益型的方针和品牌战略，大力推进技术进步、技术改造，加速优化工艺装备和产品结构，形成高端产品专业化生产的规模效益，研发具有自主知识产权的新品，稳定提高质量，逐步建立特钢企业产品标准，降本节能降耗，提升环境质量，增强国内外市场的竞争力，实现又好又快的发展。

经营计划：钢产量108万吨，钢材产量110万吨，钢材销售量110万吨，实现销售收入50亿元。

为实现上述目标，公司拟采取如下措施：

（1）推进自主创新，努力实现新一轮产品结构优化升级

实施公司产品结构优化升级的战略：压缩低端产品，大幅增加高档、特色、尖端产品，实现产品由“特”向“精”的转移。削减碳结钢、低档次轴承钢、一般高锅油井管坯，增加高特级轴承钢、高标准弹簧圆钢、合金高锅油井管坯；冲模军工钢比上年翻番；银亮材、系泊链钢、大盘卷材要进入规模生产，扩大大规格棒材生产量；开发新产品比上年增长10%，特别是扩大高品质轴承钢、窄淬透性齿轮钢、高强度高韧性石油钻挺接头用钢、轧管用芯棒、高韧性高寿命模具钢、超高强度铁路悬挂簧银亮钢等高效品种的生产。通过优化产品和工艺，提高高端产品毛利率2-3个百分点。

（2）强化过程控制，坚持走以稳定产品质量为前提的品牌之路

贯彻落实“坚持质量第一，创建客户价值”的质量方针，进行全员质量意识教育，强化“零缺陷”的质量理念；落实质量保证体系，把好原材料进口关、过程控

制关、钢材出口关；开展主导产品的十大攻关，稳定、提升产品质量，实现产品一次检验合格率≥95%；围绕科研攻关，完善产学研相结合的技术创新体系，充分利用高校院所的人才技术优势，加强前沿新产品的研发和自主知识产权的研究，加大质量认证和实施精品名牌战略的步伐，逐步建立受国际用户认可的企业产品标准，形成公司独有的产品标准、精品名牌和自主知识产权。

（3）改进营销策略，积极开拓国际国内两个市场

以提高毛利率为中心，提高高档轴承钢的销售比例，扩大易切削钢的销售规模，加快系泊链钢、大盘卷的销售力度，稳定高压锅炉管坯、油井管坯的销售，加大协议供货，落实技术、销售、生产、质量“四位一体”的服务，加大外贸出口。出口钢材比上年增长10%以上，全年钢材总量和高品质钢材的产销率实现两个100%。

（4）实施低成本战略，确保节能环保取得新进步

以采购为源头，密切关注市场和价格信息，把握最佳切入点，实行低价高储、高价低进，推进战略采购，降低采购成本；以节能降耗为重点，加强生产过程的成本控制，降低工序成本1%；继续加大高炉煤气的回收利用，提高水资源的循环利用率，降低吨钢新水的耗量；引进余能余热发电技术；通过对炼铁、炼钢系统的改造，减少粉尘、烟尘的排放量，提升环境质量。

（5）以优化工艺、提升品质为主线，加快技改项目建设

根据当前市场竞争的焦点、公司的发展方向和技术装备的现状，要坚持全局性、先进性、前瞻性、系统性的方针，加快技术改造，全年实施技改项目29项，计划投资2亿元。通过改造，进一步优化冶炼、精炼、连铸、连轧的先进工艺路线，完善大规格棒材、银亮材、高合金材等专业化生产线，提升高端产品的数量和质量，优化物流，节能降耗，改善环境。

（6）坚持从严和精细化管理，实现管理创新

实施人才战略，将“融合先进文化、培养优秀人才”作为人力资源开发的方针，建设核心的高级管理人才、高级技术人才、优秀的操作人才队伍；推进精细化、信息化、国际化的管理，健全产供销、质量、售后服务一体化运作，管理中心

下移，进科室，到班组，全面提高基础管理、业务运行和战略管理的水平，提高驾驭市场的能力。

4、公司实现经营计划的资金需求、使用计划及资金来源

2007年，根据公司的经营计划，公司将加大品种质量的提升和技术改造的投入，资金的需求会加大。为解决上述资金的需求问题，主要通过自有资金和银行贷款，满足生产经营和技术改造所需的资金。

5、公司面临的风险因素及对策

（1）钢铁上游原燃料、合金的高价位给生产成本带来压力。由于钢铁产能的需求，废钢 、煤炭价格上涨；受国家环保政策、行业准入条件和关税调整的影响，铁合金市场将全面回暖，铬、钼、镍、钒、钨等特种铁合金价格稳中有升。

对策：公司及时把握资源与价格的信息，优化供应商队伍，加强大宗原燃料供应基地建设，稳定供货渠道，降低采购成本；密切关注铁合金价格的变化，把握最佳时机，锁定价格，实现优质、稳定、低成本采购。

（2）国际竞争对手的钢材产品的高端化趋势对国内钢铁企业造成影响。我国钢材出口数量远大于进口数量，但出口平均价格远低于进口的平均价格，说明进口的高附加值钢材比重大，各特钢企业纷纷转向“高端”，迎接在高附加值产品与外国企业竞争的挑战。

对策：特钢行业的生产销售领域和增长方式正在发生新的变革，公司实施品牌战略，在通过质量体系认证的基础上，力求每类产品中至少要有一个品种，得到世界著名公司的认可和接受，公司生产的轴承钢、齿轮钢、易切削钢等主导产品正在或已经得到国际著名企业的认可和接受，部分品种已获批量订单，即将成为新的经济增长点，以适应国际市场产品高端化竞争的趋势。

（3）人民币升值，国家对钢铁产品实行降低出口退税税率或取消出口退税的政策，降低了钢铁产品出口的效益。

对策：公司推进“高端产品重点发展”的方略，改善出口钢材的产品结构，保证出口产品的效益。

6.1.1 执行新企业会计准则后，公司可能发生的会计政策、会计估计变更及其对公司的财务状况和经营成果的影响情况

（1）根据企业会计准则第6号无形资产的规定，公司发生的研究开发费用将由现行制度的全部费用化计入当期损益，变更为符合规定条件的开发支出予以资本化，将减少公司期间费用，增加公司的利润和股东权益。

（2）根据企业会计准则第16号政府补助的规定，公司目前现行制度下的直接计入当期损益的政府补助，将变更在区分与资产相关的政府补助和与收益相关的政府补助后，将与资产相关的政府补助计入递延收益并分期计入损益。将与收益相关的政府补助直接计入当期损益，因此将会减少公司的当期利润和股东权益。

（3）根据企业会计准则第17号借款费用的规定，公司可以对相应的资产予以资本化，此政策的变化将会增加公司资本化的范围，增加公司的当期利润和股东权益。

（4）根据企业会计准则第18号所得税的规定，公司将现行政策下的应付税款法变更为资产负债表债务法。公司2007年—2008年属免交所得税，不会对所得税费用、公司的利润和股东权益产生影响。

（5）根据企业会计准则第12号债务重组的规定，债务重组收益计入当期损益而不计入所有者权益。

6.2 主营业务分行业、产品情况表

请见6.1：管理层讨论与分析

6.3 主营业务分地区情况

请见6.1：管理层讨论与分析

6.4 募集资金使用情况

□适用 √不适用

6.5 非募集资金项目情况

√适用 □不适用

项目名称	项目投资额(万元)	项目进度	项目收益情况(万元)
新建2号高炉除尘配套设备改造	533	2006年2月完工	
新建银亮钢生产线工程	830	2006年6月完工	1,200
四炼钢产品结构调整技术改造	434	2006年4月完工	810
一轧850配套工程	162	2006年3月完工	176
锻钢5台电液锤改造工程	113	2006年12月部分完工	
二炼钢电炉、精炼炉除尘改造	218	2006年8月完工	45
节能系统改造	300	2006年7月完工	90
750机组扩大产品规格改造	714	2006年12月完工	720
新建两台5吨电渣炉及配套项目	578	2006年5月完工	432
四炼钢1#连铸机改造	1,670	2007年1月完工	
煤气输配送系统技改工程	1,110	主体工程完工运行	尚在建设中
四炼钢电炉、精炼炉除尘改造	1,625	预计2007年8月完工	尚在建设中
连轧后步工序改造	1,850	预计2007年5月完工	尚在建设中
其他	1,830		
合计	11,967		3,473

6.6 董事会对会计师事务所"非标意见"的说明

□适用 √不适用

6.7 董事会本次利润分配或资本公积金转增股本预案

√适用 □不适用

经普华永道中天会计师事务所有限公司审计，公司2006年度实现净利润317,659,280元。根据《公司章程》的规定，提取10%法定公积金31,765,928元，本年度可供股东分配利润285,893,352元，加上年初未分配利润16,880,625元，本年度累计可供股东分配利润302,773,977元。公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

公司本报告期内盈利但未提出现金利润分配预案

√适用 □不适用

本报告期内盈利但未提出现金利润分配预案的原因	公司未分配利润的用途和使用计划
为了实现新一轮产品结构优化升级和全年的生产经营目标，适应特钢市场发展品种质量的要求，着眼于公司的持续发展，追求更大的经济效益，公司将进一步加大技术改造的力度，继续实施2006年结转的技改项目和2007年新上项目，计划投入资金2亿元。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。	进行完善工艺路线的配套改造。

§7 重要事项

7.1 收购资产

□适用 √不适用

7.2 出售资产

□适用 √不适用

7.3 重大担保

□适用 √不适用

7.4 重大关联交易

7.4.1 与日常经营相关的关联交易

√适用 □不适用

单位：（人民币）万元

关联方	向关联方销售产品和提供劳务		向关联方采购产品和接受劳务	
	交易金额	占同类交易金额的比例（%）	交易金额	占同类交易金额的比例（%）
湖北新冶钢有限公司	110,273.72	22.89	112,889.6	25.60
江阴兴澄特种钢铁有限公司	423.55	0.09		
合 计	110,697.27	22.98	112,889.6	25.60

其中：报告期内公司向控股股东及其子公司销售产品或提供劳务的关联交易金额 110,273.72 万元。

7.4.2 关联债权债务往来

√适用 □不适用

单位：（人民币）万元

关联方	向关联方提供资金		关联方向公司提供资金	
	发生额	余额	发生额	余额
湖北新冶钢有限公司	128,567	0	128,567	0
江阴兴澄特种钢铁有限公司	501	147	354	0
合计	129,068	147	128,921	0

7.4.3 2005年末被占用资金的清欠进展情况

√适用 □不适用

大股东及其附属企业非经营性占用公司资金余额(万元)		本期清欠总额(万元)	清欠方式	清欠金额（万元）	清欠时间
2006年1月1日	2006年12月31日				
11,523	0	11,523	现金偿还	2,353	2006.5
			现金偿还	9,170	2006.6
大股东及其附属企业非经营性占用上市公司资金及清欠情况的具体说明	由于公司加大清欠力度，原大股东冶钢集团及附属企业冶钢集团进出口公司分别于5月、6月份用现金2,353万元、9,170万元偿还非经营性占用公司款。				

2006年新增资金占用情况

□ 适用 √ 不适用

截止2006年末，上市公司未能完成非经营性资金占用的清欠工作的，相关原因及已采取的清欠措施和责任追究方案

□ 适用 √ 不适用

7.5 委托理财

□适用 √不适用

7.6 承诺事项履行情况

7.6.1 原非流通股东在股权分置改革过程中作出的承诺事项及其履行情况

√ 适用 □ 不适用

股东名称	承诺事项	承诺履行情况
湖北新冶钢有限公司	1、承诺赋予流通股股东一项认沽权利：在2007年2月6日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在2007年2月7日至2007年3月8日期间内的任何一个交易日内，以每股3.80元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。 2、承诺自股改方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的流通股股东以货币资金形式追加对价每1股0.053元。 3、承诺于股权分置改革相关股东会议的股权登记日之前，敦促本公司的原关联方—冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司偿还两者所欠本公司合计18,887.77万元的债务，并为该等债务提供不可撤销的连带责任保证。	1、新冶钢于2007年2月7日至3月8日履行实施了认沽权利承诺。相关公告刊登在2007年3月9日的《中国证券报》上。 2、具体办法另行公告。 3、在股改相关股东会议股权登记日前，冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司1.8亿元款项已按期收回。
	4、承诺有限售条件股份的限售期为36个月。	公司受托在中国证券登记结算有限责任公司深圳分公司按承诺的限售期办理了股份的锁定手续。
中信泰富（中国）投资有限公司	承诺有限售条件股份的限售期为36个月	
东风汽车公司	承诺有限售条件股份的限售期为18个月	
襄阳汽车轴承股份有限公司	承诺有限售条件股份的限售期为24个月	
湖北正智资产管理有限公司	承诺有限售条件股份的限售期为18个月	
中国一拖集团有限公司	承诺有限售条件股份的限售期为18个月	
中国北车集团北京南口机车车辆机械厂	承诺有限售条件股份的限售期为24个月	
无锡市宏裕百货商店	承诺有限售条件股份的限售期为15个月	
上海宏成物业有限公司	承诺有限售条件股份的限售期为24个月	
北内集团总公司	承诺有限售条件股份的限售期为18个月	
无锡市国联投资管理咨询有限公司	承诺有限售条件股份的限售期为24个月	

注：承诺事项指股权分置改革时作出的除法定承诺之外的其他承诺。

7.6.2 报告期末持股5%以上的原非流通股东持有的无限售条件流通股数量情况

√ 适用 □不适用

股东名称	限售股份上市日所持无限售条件流通股数量（万股）	增减变动股数（万股）	变动原因	报告期末持有的无限售条件流通股数（万股）
湖北新冶钢有限公司	134,620,000	0	-	134,620,000
中信泰富（中国）投资有限公司	126,618,480	0	-	126,618,480

7.7 重大诉讼仲裁事项

□适用 √不适用

§8 监事会报告

公司监事会认为：公司依法运作、公司财务情况、公司最近一次募集资金使用情况和关联交易不存在问题。

§9 财务报告

9.1 审计意见

本公司2006年度财务报告经普华永道中天会计师事务所有限公司，注册会计师曾华光、王斌签字出具了普华永道中天审字(2007)第10019号标准无保留意见的审计报告。

9.2 披露比较式合并及母公司的资产负债表、利润表及利润分配表和现金流量表。

大冶特殊钢股份有限公司

2006年12月31日资产负债表

(除特别注明外，金额单位为人民币元)

资产	附注	2006年12月31日	2005年12月31日
流动资产			
货币资金	五(1)	259,800,213	172,948,816
短期投资	五(2)	-	3,000,000
应收票据	五(3)	133,517,926	161,314,079
应收账款	五(4)	95,272,288	78,232,851
其他应收款	五(4)	5,397,812	34,207,714
预付账款	五(5)	46,205,475	264,072,344
存货	五(6)	713,026,779	712,235,113
流动资产合计		1,253,220,493	1,426,010,917
长期投资			
长期股权投资	五(7)	-	-
长期投资合计		-	-
固定资产			
固定资产-原价		2,750,431,455	2,612,146,751
减：累计折旧		(1,210,726,166)	(1,078,456,022)
固定资产-净值		1,539,705,289	1,533,690,729
减：固定资产减值准备		-	-
固定资产-净额	五(8)	1,539,705,289	1,533,690,729
工程物资	五(9)	69,583,108	51,595,494
在建工程	五(10)	64,698,147	129,678,816
固定资产合计		1,673,986,544	1,714,965,039
无形资产	五(11)	31,255,094	32,155,094
资产总计		2,958,462,131	3,173,131,050

大冶特殊钢股份有限公司

2006年12月31日资产负债表（续）

(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2006年12月31日	2005年12月31日
流动负债			
短期借款	五(12)	6,000,000	289,670,000
应付票据	五(13)	179,327,685	242,790,000
应付账款	五(14)	619,018,541	687,388,757
预收账款	五(15)	108,833,719	76,455,370
应付工资	五(16)	9,373,114	10,013,529
应付福利费		1,200,000	9,378,060
应付股利		53,700	53,700
应交税金	五(17)	6,310,697	41,954,265
其他应交款	五(18)	25,718,923	27,925,921
其他应付款	五(19)	150,837,003	120,596,324
预提费用	五(20)	27,934,973	32,240,441
预计负债	五(21)	18,248,196	-
一年内到期的长期借款	五(22)	103,573,615	266,185,455
流动负债合计		1,256,430,166	1,804,651,822
长期借款	五(22)	380,000,000	400,000,000
负债合计		1,636,430,166	2,204,651,822
股东权益			
股本	五(23)	449,408,480	449,408,480
资本公积	五(24)	485,653,274	449,759,817
盈余公积	五(25)	84,196,234	52,430,306
未分配利润	五(26)	302,773,977	16,880,625
股东权益合计		1,322,031,965	968,479,228
负债及股东权益总计		2,958,462,131	3,173,131,050

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度利润表

(除特别注明外，金额单位为人民币元)

项目	附注	2006 年度	2005 年度
一、主营业务收入	五(27)	4,543,900,208	4,446,239,395
减：主营业务成本	五(27)	4,149,185,598	4,198,591,832
主营业务税金及附加	五(28)	-	23,943,347
二、主营业务利润		394,714,610	223,704,216
加：其他业务利润	五(29)	12,586,149	11,860,941
减：营业费用		36,057,550	29,427,495
管理费用	五(30)	(12,999,035)	61,340,921
财务费用-净额	五(31)	35,708,034	57,818,253
三、营业利润		348,534,210	86,978,488
加：投资收益		145,221	-
补贴收入		-	300,000
营业外收入	五(32)	1,771,177	793,146
减：营业外支出	五(32)	32,791,328	7,704,127
四、利润总额		317,659,280	80,367,507
减：所得税	四(2)	-	-
五、净利润		317,659,280	80,367,507

补充资料：

项目	2006 年度	2005 年度
1.出售、处置部门或被投资单位所得收益	-	-
2.自然灾害发生的损失	-	-
3.会计政策变更减少利润总额	-	-
4.会计估计变更减少利润总额(附注三(b))	25,222,331	-
5.债务重组损失	-	1,059,806
6.其他	-	-

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006年度利润表分配表

(除特别注明外，金额单位为人民币元)

项　　目	附注	2006年度	2005年度
一、净利润		317,659,280	80,367,507
加：年初未分配利润/(累计亏损)		16,880,625	(722,846,649)
资本公积转入	五(24)	-	608,728,939
盈余公积转入	五(25)	-	54,850,984
二、可供分配的利润		334,539,905	21,100,781
减：提取法定盈余公积		31,765,928	2,110,078
提取法定公益金		-	2,110,078
三、可供股东分配的利润	五(26)	302,773,977	16,880,625
四、未分配利润		302,773,977	16,880,625

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006年度现金流量表

(除特别注明外，金额单位为人民币元)

	附注	
一、经营活动产生的现金流量		
销售商品收到的现金		5,637,047,568
收到的其他与经营活动有关的现金	五(5)(a)	222,367,508
现金流入小计		5,859,415,076
购买商品、接受劳务支付的现金		(4,980,317,505)
支付给职工以及为职工支付的现金		(101,960,334)
支付的各项税费		(218,021,977)
支付的其他与经营活动有关的现金	五(33)	(26,437,604)
现金流出小计		(5,326,737,420)
经营活动产生的现金流量净额		532,677,656
二、投资活动产生的现金流量		
收回原第一大股东及关联方占用资金	五(4)(b)(i)	115,238,224
收回投资所收到的现金		3,145,221
处置固定资产所收回的现金净额		5,768,620
现金流入小计		124,152,065
购建固定资产所支付的现金		(85,752,333)
现金流出小计		(85,752,333)
投资活动产生的现金流量净额		38,399,732
三、筹资活动产生的现金流量		
取得借款所收到的现金		130,000,000
开出银行票据所减少支付的保证金		40,154,359
现金流入小计		170,154,359
偿还债务所支付的现金		(581,033,000)
偿付利息所支付的现金		(33,192,991)
现金流出小计		(614,225,991)
筹资活动产生的现金流量净额		(444,071,632)
四、汇率变动对现金的影响		-
五、现金净增加额	五(1)	127,005,756

大冶特殊钢股份有限公司

2006年度现金流量表(续)

(除特别注明外，金额单位为人民币元)

补充资料	
1、将净利润调节为经营活动的现金流量	
净利润	317,659,280
调整: 计提的资产减值准备	(71,856,632)
计提的固定资产折旧	137,433,711
无形资产摊销	900,000
预提费用及预计负债的增加	13,942,728
处置固定资产的损失	467,901
财务费用	37,574,974
投资收益	(145,221)
存货的增加	(7,837,162)
经营性应收项目的减少	232,995,657
经营性应付项目的减少	(128,457,580)
经营活动产生现金流量净额	532,677,656
2、不涉及现金收支的投资和筹资活动	57,029,170
3、现金净增加情况	
现金的年末余额	196,536,895
减：现金的年初余额	(69,531,139)
现金净增加额(附注五(1))	127,005,756

公司负责人： 总经理： 主管会计工作负责人：

9.3 与最近一期年度报告相比，会计政策、会计估算和核算方法发生变化的具体说明

√ 适用 □ 不适用

（1）根据国家相关政策、法规的规定，经公司四届十一次董事会决议，对产成品计价方式的会计政策进行调整：即由后进先出法调整为加权平均法。此项会计政策的调整，对当期财务经营状况没有产生大的影响。

（2）根据国家相关政策、法规的规定，经公司四届十二次董事会决议，对公司固定资产会计估计进行变更。经测算，本次固定资产会计估计变更后，报告期内增加折旧额2,522万元。

9.4 报告期内，公司无重大会计差错的内容及更正金额。

9.5 与最近一期年度报告相比，合并范围未发生变化。

9.6 新旧会计准则股东权益差异调节表

会计师事务所的审阅意见

关于大冶特殊钢股份有限公司
新旧会计准则股东权益差异调节表的
审阅报告

普华永道中天阅字(2007)第022号

大冶特殊钢股份有限公司全体股东：

我们审阅了后附的大冶特殊钢股份有限公司（以下简称"贵公司"）新旧会计准则股东权益差异调节表（以下简称"差异调节表"）。按照差异调节表附注二所述的编制基础编制上述差异调节表是贵公司管理当局的责任。我们的责任是在实施审阅工作的基础上对上述差异调节表发表审阅意见。

按照中国证券监督管理委员会颁布的证监发[2006]136号《关于做好与新会计准则相关财务会计信息披露工作的通知》的规定，我们参照《中国注册会计师审阅准则第2101号--财务报表审阅》的规定执行审阅业务。该准则要求我们计划和实施审阅工作，以对差异调节表是否不存在重大错报获取有限保证。审阅主要限于询问公司有关人员与差异调节表相关的会计政策和所有重要的认定、了解差异调节表中调节金额的计算过程、阅读差异调节表以考虑是否遵循指明的编制基础以及在必要时实施分析程序，审阅工作提供的保证程度低于审计。我们没有实施审计，因而不发表审计意见。

根据我们的审阅，我们没有注意到任何事项使我们相信上述差异调节表没有在所有重大方面按照差异调节表附注所述的编制基础编制。

本审阅报告是我们根据中国证券监督管理委员会的要求出具的，不得用于其他用途。除非获得我们书面允许，审阅报告不应以其他形式提供与此项交易的双方以外其他第三方使用。我们不会就审计报告的内容向任何其他第三方负上或承担任何责任。

此外，我们提醒差异表的使用者关注，如后附差异调节表中的重要提示所述的原因，上述差异调节表所列示的2007年1月1日的新会计准则下的股东权益与未来所列报的2007年度财务报告中的相应数据之间可能存在差异。本段内容不影响已发表的审阅意见。

普华永道中天
会计师事务所有限公司

注册会计师 曾华光

中国•上海市
2007 年 3 月 9 日

注册会计师 王 斌

大冶特殊钢股份有限公司
新旧会计准则股东权益差异调节表
2007 年 1 月 1 日
(除特别注明外，金额单位为人民币元)

重要提示：

本公司于 2007 年 1 月 1 日起开始执行财政部于 2006 年颁布的《企业会计准则》（以下简称"新会计准则"），目前本公司正在评价执行新会计准则对本公司财务状况、经营成果和现金流量所产生的影响，在对其进行慎重考虑并参照财政部对新会计准则的进一步讲解后，本公司在编制 2007 年度财务报告时可能对编制"新旧会计准则股东权益差异调节表"（以下简称"差异调节表"）时所采用相关会计政策或重要认定进行调整，从而可能导致差异调节表中列报的 2007 年 1 月 1 日股东权益（新会计准则）与 2007 年度财务报告中列报的相应数据之间存在差异。

大冶特殊钢股份有限公司
新旧会计准则股东权益差异调节表（续）
2007年1月1日
(除特别注明外，金额单位为人民币元)

项目	注释	项目名称	金额
		2006年12月31日股东权益（现行会计准则）	1,322,031,965
1		长期股权投资差额	无
		其中：同一控制下企业合并形成的长期股权投资差额	无
		其他采用权益法核算的长期股权投资贷方差额	无
2		拟以公允价值模式计量的投资性房地产	无
3		因预计资产弃置费用应补提的以前年度折旧等	无
4		符合预计负债确认条件的辞退补偿	无
5		股份支付	无
6		符合预计负债确认条件的重组义务	无
7		企业合并	无
		其中：同一控制下企业合并商誉的账面价值	无
		根据新准则计提的商誉减值准备	无
8		以公允价值计量且其变动计入当期损益的金融资产以及可供出售金融资产	无
9		以公允价值计量且其变动计入当期损益的金融负债	无
10		金融工具分拆增加的权益	无
11		衍生金融工具	无
12		所得税	无
13		其他	无
		2007年1月1日股东权益（新会计准则）	1,322,031,965

本差异调节表于2007年3月9日编制。

所附差异调节附注为本差异调节表的组成部分

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

董　　事　　会

2007年3月9日

****

完

香港，　二零零七年三月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的2006年度會計報表及審計報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司

2006年度会计报表及审计报告

大冶特殊钢股份有限公司

2006 年度会计报表及审计报告

内容	页码

PRICEWATERHOUSECOOPERS

普　华　永　道

普华永道中天会计师事务所有限公司
中华人民共和国
上海 200021
湖滨路 202 号
普华永道中心 11 楼
电话：+86 (21) 6123 8888
传真：+86 (21) 6123 8800

审计报告

普华永道中天审字(2007)第 10019 号

大冶特殊钢股份有限公司全体股东：

我们审计了后附的大冶特殊钢股份有限公司(以下简称“大冶特钢”)会计报表，包括 2006 年 12 月 31 日的资产负债表、2006 年度的利润表、利润分配表、现金流量表以及会计报表附注。

一、管理层对会计报表的责任

按照企业会计准则和《企业会计制度》的规定编制会计报表是大冶特钢管理层的责任。这种责任包括：
(1) 设计、实施和维护与会计报表编制相关的内部控制，以使会计报表不存在由于舞弊或错误而导致的重大错报；
(2) 选择和运用恰当的会计政策；
(3) 作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对会计报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对会计报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关会计报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的会计报表重大错报风险的评估。在进行风险评估时，我们考虑与会计报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价会计报表的总体列报。

我们相信，我们获取的审计证据是充分、适当的，为发表审计意见提供了基础。

PRICEWATERHOUSECOOPERS

普　　华　　永　　道

三、审计意见

我们认为，大冶特钢上述会计报表已经按照企业会计准则和《企业会计制度》的规定编制，在所有重大方面公允反映了大冶特钢2006年12月31日的财务状况以及2006年度的经营成果和现金流量。

普华永道中天
会计师事务所有限公司

注册会计师

曾华光

中国•上海市
2007 年 3 月 9 日

注册会计师

王斌

大冶特殊钢股份有限公司

2006 年 12 月 31 日资产负债表
(除特别注明外，金额单位为人民币元)

资产	附注	2006 年 12 月 31 日	2005 年 12 月 31 日
流动资产			
货币资金	五(1)	259,800,213	172,948,816
短期投资	五(2)	-	3,000,000
应收票据	五(3)	133,517,926	161,314,079
应收账款	五(4)	95,272,288	78,232,851
其他应收款	五(4)	5,397,812	34,207,714
预付账款	五(5)	46,205,475	264,072,344
存货	五(6)	713,026,779	712,235,113
流动资产合计		1,253,220,493	1,426,010,917
长期投资			
长期股权投资	五(7)	-	-
长期投资合计		-	-
固定资产			
固定资产-原价		2,750,431,455	2,612,146,751
减：累计折旧		(1,210,726,166)	(1,078,456,022)
固定资产-净值		1,539,705,289	1,533,690,729
减：固定资产减值准备		-	-
固定资产-净额	五(8)	1,539,705,289	1,533,690,729
工程物资	五(9)	69,583,108	51,595,494
在建工程	五(10)	64,698,147	129,678,816
固定资产合计		1,673,986,544	1,714,965,039
无形资产	五(11)	31,255,094	32,155,094
资产总计		2,958,462,131	3,173,131,050

大冶特殊钢股份有限公司

2006 年 12 月 31 日资产负债表(续)
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2006 年 12 月 31 日	2005 年 12 月 31 日
流动负债			
短期借款	五(12)	6,000,000	289,670,000
应付票据	五(13)	179,327,685	242,790,000
应付账款	五(14)	619,018,541	687,388,757
预收账款	五(15)	108,833,719	76,455,370
应付工资	五(16)	9,373,114	10,013,529
应付福利费		1,200,000	9,378,060
应付股利		53,700	53,700
应交税金	五(17)	6,310,697	41,954,265
其他应交款	五(18)	25,718,923	27,925,921
其他应付款	五(19)	150,837,003	120,596,324
预提费用	五(20)	27,934,973	32,240,441
预计负债	五(21)	18,248,196	-
一年内到期的长期借款	五(22)	103,573,615	266,185,455
流动负债合计		1,256,430,166	1,804,651,822
长期借款	五(22)	380,000,000	400,000,000
负债合计		1,636,430,166	2,204,651,822
股东权益			
股本	五(23)	449,408,480	449,408,480
资本公积	五(24)	485,653,274	449,759,817
盈余公积	五(25)	84,196,234	52,430,306
未分配利润	五(26)	302,773,977	16,880,625
股东权益合计		1,322,031,965	968,479,228
负债及股东权益总计		2,958,462,131	3,173,131,050

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度利润表
(除特别注明外，金额单位为人民币元)

项目	附注	2006 年度	2005 年度
一、主营业务收入	五(27)	4,543,900,208	4,446,239,395
减：主营业务成本	五(27)	4,149,185,598	4,198,591,832
主营业务税金及附加	五(28)	-	23,943,347
二、主营业务利润		394,714,610	223,704,216
加：其他业务利润	五(29)	12,586,149	11,860,941
减：营业费用		36,057,550	29,427,495
管理费用	五(30)	(12,999,035)	61,340,921
财务费用-净额	五(31)	35,708,034	57,818,253
三、营业利润		348,534,210	86,978,488
加：投资收益		145,221	-
补贴收入		-	300,000
营业外收入	五(32)	1,771,177	793,146
减：营业外支出	五(32)	32,791,328	7,704,127
四、利润总额		317,659,280	80,367,507
减：所得税	四(2)	-	-
五、净利润		317,659,280	80,367,507

补充资料：

项目	2006 年度	2005 年度
1.出售、处置部门或被投资单位所得收益	-	-
2.自然灾害发生的损失	-	-
3.会计政策变更减少利润总额	-	-
4.会计估计变更减少利润总额(附注三(b))	25,222,331	-
5.债务重组损失	-	1,059,806
6.其他	-	-

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度利润分配表
(除特别注明外，金额单位为人民币元)

项　　目	附注	2006 年度	2005 年度
一、净利润		317,659,280	80,367,507
加：年初未分配利润/(累计亏损)		16,880,625	(722,846,649)
资本公积转入	五(24)	-	608,728,939
盈余公积转入	五(25)	-	54,850,984
二、可供分配的利润		334,539,905	21,100,781
减：提取法定盈余公积		31,765,928	2,110,078
提取法定公益金		-	2,110,078
三、可供股东分配的利润	五(26)	302,773,977	16,880,625
四、未分配利润		302,773,977	16,880,625

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006年度现金流量表
(除特别注明外，金额单位为人民币元)

	附注	
一、经营活动产生的现金流量		
销售商品收到的现金		5,637,047,568
收到的其他与经营活动有关的现金	五(5)(a)	222,367,508
现金流入小计		5,859,415,076
购买商品、接受劳务支付的现金		(4,980,317,505)
支付给职工以及为职工支付的现金		(101,960,334)
支付的各项税费		(218,021,977)
支付的其他与经营活动有关的现金	五(33)	(26,437,604)
现金流出小计		(5,326,737,420)
经营活动产生的现金流量净额		532,677,656
二、投资活动产生的现金流量		
收回原第一大股东及关联方占用资金	五(4)(b)(i)	115,238,224
收回投资所收到的现金		3,145,221
处置固定资产所收回的现金净额		5,768,620
现金流入小计		124,152,065
购建固定资产所支付的现金		(85,752,333)
现金流出小计		(85,752,333)
投资活动产生的现金流量净额		38,399,732
三、筹资活动产生的现金流量		
取得借款所收到的现金		130,000,000
开出银行票据所减少支付的保证金		40,154,359
现金流入小计		170,154,359
偿还债务所支付的现金		(581,033,000)
偿付利息所支付的现金		(33,192,991)
现金流出小计		(614,225,991)
筹资活动产生的现金流量净额		(444,071,632)
四、汇率变动对现金的影响		-
五、现金净增加额	五(1)	127,005,756

大冶特殊钢股份有限公司

2006 年度现金流量表(续)
(除特别注明外，金额单位为人民币元)

补充资料	
1、将净利润调节为经营活动的现金流量	
净利润	317,659,280
调整: 计提的资产减值准备	(71,856,632)
计提的固定资产折旧	137,433,711
无形资产摊销	900,000
预提费用及预计负债的增加	13,942,728
处置固定资产的损失	467,901
财务费用	37,574,974
投资收益	(145,221)
存货的增加	(7,837,162)
经营性应收项目的减少	232,995,657
经营性应付项目的减少	(128,457,580)
经营活动产生现金流量净额	532,677,656
2、不涉及现金收支的投资和筹资活动	57,029,170
3、现金净增加情况	
现金的年末余额	196,536,895
减：现金的年初余额	(69,531,139)
现金净增加额(附注五(1))	127,005,756

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2006 年度会计报表附注
(除特别注明外，金额单位为人民币元)

一 公司简介

(1) 背景

大冶特殊钢股份有限公司 (以下简称“本公司”)是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司(“冶钢集团”)持有国家股 17,122.8 万股，东风汽车公司持有 532 万股，襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。于 1997 年 3 月本公司在深圳证券交易所公开发行 7,000 万社会公众股，证券代码为 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司 1997 年采用向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司(“新冶钢”)分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原第一大股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)；其中中信泰富(中国)投资有限公司(“中信投资”)以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司(“中信泰富”)。以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资是外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

一 公司简介 (续)

(1) 背景 (续)

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。根据该项股权分置改革方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，股票简称由“大冶特钢”变更为“G 冶特钢”，股票代码不变。

鉴于新冶钢及中信投资通过司法拍卖方式竞买得本公司的38.86%股份后，新冶钢与中信投资将合计持有本公司58.13%的股份，对于因此而触发的要约收购义务，经新冶钢与中信投资协商一致，同意由新冶钢履行要约收购义务。于2006年10月31日，向本公司其他股东发出要约，要约收购除冶钢集团外的全体股东持有的股份，要约收购价格不高于3元/股。

截至 2006 年 11 月 30 日，本次要约收购期满，根据深圳证券交易所的统计，预受和撤回预受要约股份为 0 股，本公司股东无人接受新冶钢发出的收购要约。新冶钢持有本公司的股份数不变，仍为 13,462 万股。至此，新冶钢已全面履行了要约收购义务。

(2) 业务范围

公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 主要会计政策、会计估计和会计报表的编制方法

(1) 会计报表的编制基础

本会计报表按照国家颁布的企业会计准则和《企业会计制度》编制。

(2) 会计年度

本公司会计年度为公历 1 月 1 日起至 12 月 31 日止。

(3) 记账本位币

本公司的记账本位币为人民币。

(4) 记账基础和计价原则

本公司的记账基础为权责发生制。资产在取得时按实际成本入账；如果以后发生减值，则计提相应的减值准备。

(5) 外币业务核算方法

外币业务按业务发生当日中国人民银行公布的基准汇率折算为人民币入账。于资产负债表日以外币为单位的货币性资产和负债，按该日中国人民银行公布的基准汇率折算为人民币，所产生的折算差额除了固定资产购建期间专门外币资金借款产生的汇兑损益按资本化的原则处理外，直接计入当期损益。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(6)　现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(7)　短期投资

短期投资包括能够随时变现并且持有时间不准备超过一年的基金投资。短期投资于取得时以实际发生的投资成本扣除已宣告但尚未领取的现金股利计价。短期投资持有期间所收到的现金股利等收益除已计入应收项目的现金股利外，均直接冲减投资成本。

于资产负债表日短期投资按成本与市价孰低法核算，对市价低于成本的部分计提短期投资跌价准备并计入当期投资损失。短期投资跌价准备按单项投资计算并确认。若短期投资的市价已超过其账面价值，跌价准备在原已确认的跌价损失范围内予以转回。

(8)　应收款项及坏账准备

应收款项包括应收账款及其他应收款。本公司对可能发生的坏账损失采用备抵法核算。应收款项以实际发生额减去坏账准备后的净额列示。

(a)　坏账准备的计提

- 应收非关联方款项

本公司对应收款项的可收回性作出具体评估后计提坏账准备。当有迹象表明应收款项的回收出现困难时，计提专项坏账准备；对于其他未计提专项坏账准备的应收款项，运用账龄分析法按以下比例计提一般坏账准备：

账龄	比例
一年以内	3%
一到二年	10%
二到三年	30%
三到四年	50%
四到五年	80%
五年以上	100%

- 应收关联方款项

本公司对应收关联方账款的可收回性作出具体评估后计提坏账准备。

(b)　坏账损失确认标准

因凡债务人破产或债务单位已撤销，依据法律清偿后确实无法收回的应收款项；债务人死亡，既无遗产可供清偿，又无义务承担人，确实无法收回的应收款项；债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项，确认为坏账，经董事会(超过净资产的 5%时，需经股东大会)批准核销后，冲销已提取的相应坏账准备。

二　主要会计政策、会计估计和会计报表的编制方法(续)

(9)　存货

存货包括原材料、在产品、产成品、备件和辅助材料等。

存货计价方法：存货于取得时按实际成本入账，原材料和在产品按计划成本进行核算。发出和领用存货时，按计划成本核算的存货月末结转应负担的成本差异调整为实际成本；备件和辅助材料在领用时采用一次转销法核算成本；产成品的发出采用加权平均法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货盘存采用永续盘存制。

期末存货按成本与可变现净值孰低法计价列示，并计提存货跌价准备，可变现净值是指在正常生产经营过程中，以存货估计售价减去估计至完工将要发生的成本及销售费用及相关税金后的金额确定。

(10)　长期投资

长期投资是除短期投资以外的投资，包括本公司对子公司的股权投资及其他准备持有超过一年的股权投资。

长期投资由于市价持续下跌或被投资公司经营状况恶化等原因导致其可收回金额低于账面价值时，按可收回金额低于长期投资账面价值的差额，计提长期投资减值准备。可收回金额是指其销售净价与其使用价值两者之中的较高者。销售净价是指在熟悉交易情况的交易各方之间自愿进行的公平交易中，通过销售该项资产而取得的收入扣除处置费用后的金额。使用价值指预期从资产的持续使用和使用寿命结束时的处置中形成的预计未来现金流量的现值。

如果有迹象表明以前年度据以计提减值准备的各种因素发生变化，使得该项投资的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

(11)　固定资产和折旧

固定资产是指为生产商品或经营管理而持有的、使用期限在一年以上且单位价值较高的有形资产。自2001年1月1日起利用土地建造自用项目时，土地使用权的账面价值构成房屋、建筑物成本的一部分。

购置或新建的固定资产按取得时的成本作为入账价值。对本公司在改制时进行评估的固定资产，按其经国有资产管理部门确认后的评估值作为入账价值。置换入的资产以换出资产账面原值减去累计折旧加上补价和应支付的相关税费，作为换入资产入账价值。

固定资产折旧采用直线法并按其入账价值减去预计净残值后在预计使用年限内计提。对计提了减值准备的固定资产，则在未来期间按扣减减值准备后的账面价值及尚可使用年限确定折旧额。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(11)　固定资产和折旧 (续)

自 2006 年开始，本公司变更固定资产的预计使用年限、净残值率及年折旧率如下(附注三(b))：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	30-40 年	3 %	2.43% 至 3.23%
机器设备	15 年	5 %-6 %	6.27% 至 6.33%
运输工具	5-10 年	5 %-6 %	9.40% 至 19.20%
计算机及电子设备	5-15 年	3 %	6.47% 至 19.40%

固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的差额计入营业外收入或支出。

固定资产的修理及维护支出于发生时计入当期费用。固定资产的重大改建、扩建、改良及装修等后续支出，在使该固定资产可能流入企业的经济利益超过了原先的估计时，予以资本化。重大改建、扩建及改良等后续支出按直线法于固定资产尚可使用期间内计提折旧，装修支出按直线法在预计受益期间内计提折旧。

期末对固定资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项固定资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(12)　在建工程

在建工程指兴建中或安装中的资本性资产，以实际发生的支出作为工程成本入账。工程成本包括建筑费用及其他直接费用/机器设备原价及安装费用，以及在资产达到预定可使用状态之前为该项目专门借款所发生的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

如果有迹象或环境变化显示单项在建工程账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。如果有迹象表明以前年度据以计提资产减值准备的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(13) 无形资产 -土地使用权

以支付土地出让金方式取得的土地使用权，按照实际支付的价款入账，于开始建造项目前作为无形资产核算，并采用直线法按预计使用年限 50 年摊销。自 2001 年 1 月 1 日起，利用土地建造项目时，将相应土地使用权的账面价值全部转入在建工程成本。

期末对无形资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项无形资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(14) 借款费用

为购建固定资产而发生专门借款所产生的利息及汇兑损益等借款费用，在资产支出及借款费用已经发生、并且为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的固定资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。

其他借款发生的借款费用，于发生时计入当期财务费用。

(15) 预计负债及或有负债

因对外提供担保、未决诉讼等事项形成的某些现时义务，且该义务的履行很可能会导致经济利益的流出，在该支出金额能够可靠计量时，确认为预计负债。预计负债按照以前年度的相关经验以最佳估计金额入账。

如果上述义务的履行导致经济利益流出企业的可能性较低，或是无法对有关金额作出可靠的估计，该义务将被披露为或有负债。

(16) 职工社会保障及福利

本公司的在职职工参加由当地政府机构设立及管理的职工社会保障体系，包括养老及医疗保险、住房公积金及其他社会保障制度。除此以外，本公司并无其他重大职工福利承诺。

根据有关规定，本公司按工资总额的一定比例且在不超过规定上限的基础上提取保险费及公积金，并向劳动和社会保障机构缴纳，相应的支出计入当期成本或费用。

(17) 股利分配

股东大会批准的拟分配的现金股利于批准的当期确认为负债。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(18) 收入确认

(a) 销售产品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 其他收入按下列基础确认：

利息收入按存款的存续期间和合同或协议规定的利率计算确认。

补贴收入于收到时确认。

(19) 所得税的会计处理方法

本公司企业所得税费用的会计处理采用应付税款法，当期所得税费用按当期应纳税所得额及税率计算确认。

三　重大会计政策及会计估计变更

(a) 会计政策的变更

根据 2006 年度第十一次董事会决议，本公司对产成品的成本核算有关的会计政策进行调整，由后进先出法变更为加权平均法。

因为生产和销售周期短，所以采用后进先出法与采用加权平均法对确定的发出存货的成本没有重大影响。本公司管理层认为上述会计政策变更符合国家相关政策、法规的规定及中国会计准则与国际会计准则趋同的发展要求，并如实地反映了本公司的实际状况。

(b) 会计估计的变更

截至 2005 年 12 月 31 日本公司的固定资产的预计使用年限、净残值率及年折旧率列示如下：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	37-50 年	3 %	1.94% 至 2.62%
机器设备	12-15 年	8 %	6.13% 至 7.67%
运输工具	8-12 年	8 %	7.67% 至 11.50%
计算机及电子设备	8-12 年	8 %	7.67% 至 11.50%

三　重大会计政策及会计估计变更 (续)

(b)　会计估计的变更 (续)

根据 2006 年度第十二次董事会决议, 参照同行业的惯例和对本公司的固定资产使用情况的判断，本公司对固定资产的预计折旧年限、预计残值率重新进行评估并作出相应的变更。变更后的预计使用年限，预计净残值率详见附注二(11)。

上述会计估计变更导致 2006 年度净利润减少 25,222,331 元。

四　税项

(1)　本公司适用的主要税种及其税率列示如下：

税种	税率	计税基础
企业所得税	24%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入

(2)　本公司为设立于沿江开放城市生产性外商投资企业，现行企业所得税税率为 24%。经 2006 年 8 月黄国税直函发[2006]011 号批准，本公司自弥补以前年度累计亏损后第一个获利年度起，可享受“二免三减半”的税收优惠政策；经 2006 年 8 月黄国税直函发[2006]013 号批准，本公司在规定的免征和减征企业所得税期间，同时免征 3%的地方所得税。

收入减去成本、费用及损益并按税收法规进行纳税调整，例如抵扣的以前年度累计亏损后的余额为应纳税所得额。本公司 2006 年度无应纳税所得额，无需缴纳企业所得税 (2005 年：无)。

五　会计报表主要项目注释

(1)　货币资金

	2006 年 12 月 31 日	2005 年 12 月 31 日
现金	5,708	242
银行存款	196,531,187	67,909,715
其他货币资金	63,263,318	105,038,859
	259,800,213	172,948,816

五 会计报表主要项目注释 (续)

(1) 货币资金 (续)

于 2006 年 12 月 31 日货币资金中包括以下外币余额：

外币名称	外币金额	汇率	折合人民币
美元	8,407,660	7.8087	65,652,895
欧元	86,738	10.2665	890,496
			66,543,391

截至 2006 年 12 月 31 日，本公司用 59,866,260 元(2005 年 12 月 31 日：103,417,677 元)作为开出银行承兑汇票的保证金(附注五(13))；用 1,397,058 元(2005 年 12 月 31 日：无)作为开出信用证的保证金；用 2,000,000 元(2005 年 12 月 31 日：无)作为 2,000,000 元免息贷款的保证金。

列示于现金流量表的现金包括：

	2006 年 12 月 31 日
2006 年 12 月 31 日货币资金余额	259,800,213
减：受限制的银行存款	(63,263,318)
2006 年 12 月 31 日现金余额	196,536,895
2005 年 12 月 31 日货币资金余额	172,948,816
减：受限制的银行存款	(103,417,677)
2005 年 12 月 31 日现金余额	69,531,139
现金净增加额	127,005,756

(2) 短期投资

	2006 年 12 月 31 日	2005 年 12 月 31 日
基金投资	-	3,000,000

短期投资为 2004 年从中国农业银行购买的开放式基金 - 长信利息收益基金。该投资已于 2006 年 4 月收回。

五 会计报表主要项目注释 (续)

(3) 应收票据

	2006 年 12 月 31 日	2005 年 12 月 31 日
银行承兑汇票	133,517,926	161,314,079

截至 2006 年 12 月 31 日，本公司无用于质押的银行承兑汇票(2005 年 12 月 31 日：2,960,000 元)。

(4) 应收账款及其他应收款

(a) 应收账款

	2006 年 12 月 31 日	2005 年 12 月 31 日
应收账款	244,113,367	225,548,289
减：坏账准备	(148,841,079)	(147,315,438)
	95,272,288	78,232,851

2006 年末应收账款前五名债务人欠款金额合计为 114,308,799 元，占应收账款总额的 47% 。

应收账款账龄及相应的坏账准备分析如下：

	2006 年 12 月 31 日			2005 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
1 年以内	96,225,467	40%	(2,886,764)	76,425,330	34%	(2,292,760)
1-2 年	1,079,079	0%	(107,908)	1,909,997	1%	(190,999)
2-3 年	811,846	0%	(243,554)	172,977	0%	(51,893)
3-4 年	172,977	0%	(86,488)	1,616,078	1%	(808,039)
4-5 年	1,538,166	1%	(1,230,533)	7,260,801	3%	(5,808,641)
5 年以上	144,285,832	59%	(144,285,832)	138,163,106	61%	(138,163,106)
合计	244,113,367	100%	(148,841,079)	225,548,289	100%	(147,315,438)

五 会计报表主要项目注释 (续)

(4) 应收账款及其他应收款 (续)

(b) 其他应收款

	2006 年 12 月 31 日	2005 年 12 月 31 日
其他应收款 – 关联方(i)	-	115,238,224
其他应收款 – 非关联方	18,000,284	23,897,997
减：专项坏账准备(i)	-	(91,704,148)
减：一般坏账准备	(12,602,472)	(13,224,359)
	5,397,812	34,207,714

其他应收款账龄及相应的坏账准备分析如下：

	2006 年 12 月 31 日			2005 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
账龄						
1 年以内	5,196,724	29%	(155,869)	34,797,530	25%	(1,043,926)
1 - 2 年	-	0%	-	460,887	0%	(46,089)
2 - 3 年	460,887	3%	(138,594)	-	0%	-
3 - 4 年	-	0%	-	91,708,453	66%	(91,706,300)
4 - 5 年	173,323	1%	(138,659)	185,794	0%	(148,635)
5 年以上	12,169,350	68%	(12,169,350)	11,983,557	9%	(11,983,557)
合计	18,000,284	100%	(12,602,472)	139,136,221	100%	(104,928,507)

(i) 2005 年末余额包括应收原第一大股东冶钢集团 23,534,076 元，以及应收冶钢集团子公司冶钢集团进出口公司(“进出口公司”)91,704,148 元。2006 年 6 月 26 日，本公司收到进出口公司偿还的非经营性占用资金 9,170 万元。至此，本公司已全部解决了原第一大股东及其关联方非经营性占用公司资金问题，因此本年度转回已计提的专项坏账准备 91,704,148 元。

(ii) 2006 年末其他应收款前五名债务人欠款金额合计为 9,912,855 元，占其他应收款总额的 55%。

(c) 于 2006 年 12 月 31 日应收账款及其他应收款余额中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

(5) 预付账款

	2006 年 12 月 31 日		2005 年 12 月 31 日	
	金额	比例(%)	金额	比例(%)
账龄				
1 年以内	43,733,271	95%	33,238,513	13%
1 - 2 年 (a)	945,562	2%	230,071,194	87%
2 - 3 年	784,984	2%	595,844	0%
3 年以上	741,658	1%	166,793	0%
	46,205,475	100%	264,072,344	100%

五　会计报表主要项目注释 (续)

(5)　预付账款 (续)

(a)　于 2005 年 12 月 31 日，包括于两年以内预付账款余额中的 220,889,060 元，主要是本公司委托进出口公司进口设备及备件，去年尚未最终结算。于本年度，该余额已结清。

(b)　于 2006 年 12 月 31 日，预付账款余额中无预付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(6)　存货

	2006 年 12 月 31 日	2005 年 12 月 31 日
原材料	174,490,683	176,065,739
在产品	245,673,272	225,792,319
产成品	256,704,180	253,060,622
备件和辅助材料	70,691,061	84,803,355
	747,559,196	739,722,035
减：存货跌价准备	(34,532,417)	(27,486,922)
	713,026,779	712,235,113

2006 年度存货跌价准备变动情况如下：

	备件及辅助材料	在产品	产成品	合计
2005 年 12 月 31 日	(13,286,038)	(3,582,599)	(10,618,285)	(27,486,922)
本年增加	(15,550,400)	(884,575)	(4,269,672)	(20,704,647)
本年减少	4,471,606	771,060	8,416,486	13,659,152
2006 年 12 月 31 日	(24,364,832)	(3,696,114)	(6,471,471)	(34,532,417)

于 2006 年度，本公司确认的成本及费用的存货成本为 4,311,266,181 元(2005 年：4,369,325,482 元)。

(7)　长期股权投资

	2005 年 12 月 31 日	本年增加	本年减少	2006 年 12 月 31 日
长期股权投资				
其他投资(附注(a)和附注(b))	2,659,621	-	-	2,659,621
减：长期股权投资减值准备	(2,659,621)	-	-	(2,659,621)
	-	-	-	-

(a)　由于被投资的四间公司(含一子公司，见附注五(7)(b))已经停止经营，其未来盈利状况存在重大不确定性，本公司已对长期投资全额计提减值准备。

五 会计报表主要项目注释 (续)

(7) 长期股权投资 (续)

(b) 本公司下属一子公司广州大冶特钢新产品有限公司("广州大冶")已经停止经营，并且其资产总额少于本公司资产总额 10%，根据中华人民共和国财政部财会二字(1996)2 号《关于合并会计报表合并范围请示的复函》的规定，未将该公司纳入合并范围。

(c) 本公司无境外投资，故不存在长期投资变现及收益汇回的重大限制。

(8) 固定资产及累计折旧

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2005 年 12 月 31 日	788,247,124	1,749,354,826	27,064,186	47,480,615	2,612,146,751
在建工程转入 五(10)	13,128,388	118,973,601	-	292,645	132,394,634
本年其他增加	-	15,469,231	161,907	1,659,020	17,290,158
本年减少	(162,022)	(11,238,066)	-	-	(11,400,088)
2006 年 12 月 31 日	801,213,490	1,872,559,592	27,226,093	49,432,280	2,750,431,455
累计折旧					
2005 年 12 月 31 日	285,328,445	742,840,518	20,918,405	29,368,654	1,078,456,022
本年计提	32,215,745	92,352,302	3,077,295	9,788,369	137,433,711
本年减少	(82,653)	(5,080,914)	-	-	(5,163,567)
2006 年 12 月 31 日	317,461,537	830,111,906	23,995,700	39,157,023	1,210,726,166
净额					
2006 年 12 月 31 日	483,751,953	1,042,447,686	3,230,393	10,275,257	1,539,705,289
2005 年 12 月 31 日	502,918,679	1,006,514,308	6,145,781	18,111,961	1,533,690,729

于 2006 年 12 月 31 日，净值为 470,863,068 元(原值 788,085,101 元)的房屋及建筑物分别作为 280,000,000 元的长期借款(附注五(22)(b))以及 50,009,094 元应付票据(附注五(13)(a))的抵押物。

(9) 工程物资

	2006 年 12 月 31 日	2005 年 12 月 31 日
专用设备	26,652,952	27,644,129
预付大型设备款	42,930,156	23,951,365
	69,583,108	51,595,494

五 会计报表主要项目注释 (续)

(10) 在建工程

工程名称	预算数	2005 年 12 月 31 日	本年增加	转入固定资产	其他转入/(转出)	2006 年 12 月 31 日	资金来源	工程投入占预算的比例
新建 2 号高炉除尘配套设备	20,000,000	22,704,549	5,329,266	(23,648,466)	(4,385,349)	-	自有资金	118%
四炼 RH 精炼炉工程	41,000,000	46,893,006	2,441,624	(49,334,630)	-	-	自有资金	120%
锻钢 5t 电液锤改造	4,200,000	1,821,435	1,131,964	-	-	2,953,399	自有资金	70%
动力四空压缩空气扩容改造	1,920,000	764,711	2,210,589	(2,975,300)	-	-	自有资金	155%
热处理银亮钢工程	35,000,000	24,188,316	8,299,515	(32,487,831)	-	-	自有资金	93%
四炼钢产品结构调整技术改造	22,800,000	1,596,790	15,635,833	(10,848,477)	-	6,384,146	自有资金	76%
水泥门磅房及 30T、80T 汽车衡搬迁	1,890,000	1,909,356	215,410	-	-	2,124,766	自有资金	112%
动力 6 号炉改造工程	1,340,000	916,691	319,727	-	-	1,236,418	自有资金	92%
一轧 850 工程	7,520,600	4,975,967	1,619,397	-	-	6,595,364	自有资金	88%
五万气柜工程	13,067,520	13,751,537	-	-	(122,494)	13,629,043	自有资金	104%
其他	111,506,800	10,156,458	42,108,906	(13,099,930)	4,507,843	43,673,277	自有资金	56%
小计	260,244,920	129,678,816	79,312,231	(132,394,634)	-	76,596,413		
减：减值准备*	-	-	(11,898,266)	-	-	(11,898,266)		
合计	260,244,920	129,678,816	67,413,965	(132,394,634)	-	64,698,147		

* 对于个别在建工程项，本公司管理层依据市场情况决定停止建设，对前期已投入但无法出售或用于其他工程的部分计提了全额减值准备。

于本年度，本公司没有资本化借款利息费用(2005 年：无)。

五　会计报表主要项目注释 (续)

(11) 无形资产

	原始金额	2005 年 12 月 31 日	本期摊销	累计摊销额	2006 年 12 月 31 日	剩余摊销期限	取得方式
土地使用权	42,706,416	32,155,094	(900,000)	(11,451,322)	31,255,094	37 年	出让

截至 2006 年 12 月 31 日，本公司全部土地使用权已作为 280,000,000 元的长期借款(附注五(22)(b))以及 50,009,094 元应付票据(附注五(13)(a))的抵押物。

(12) 短期借款

	币种	2006 年 12 月 31 日	2005 年 12 月 31 日
担保借款			
- 抵押	人民币	-	108,500,000
- 保证(a)	人民币	1,000,000	176,000,000
信用借款	人民币	5,000,000	5,170,000
		6,000,000	289,670,000

(a) 该金额为黄石市政府有关部门支持本公司项目研究工程的专项免息借款，由一银行提供担保，并以银行存款作为保证金。

(b) 2006 度短期借款的年利率为 7.560% (2005 年：5.022%至 7.560%)。

(13) 应付票据

	2006 年 12 月 31 日	2005 年 12 月 31 日
银行承兑汇票 (a)	179,327,685	233,790,000
商业承兑汇票	-	9,000,000
	179,327,685	242,790,000

(a) 于 2006 年 12 月 31 日，银行承兑汇票包括：

- 其中 50,009,094 元票据分别以银行存款(附注五(1))，部分房屋和建筑物 (附注五(8))以及土地使用权(附注五(11)) 作为抵押物。

- 其中 129,318,591 元票据以银行存款(附注五(1))作为保证金。

(b) 于 2006 年 12 月 31 日，应付票据余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

五 会计报表主要项目注释 (续)

(14) 应付账款

于 2006 年 12 月 31 日，应付账款余额中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2006 年 12 月 31 日，账龄超过三年的应付账款余额为 135,004,001 元 (2005 年 12 月 31 日：149,904,939 元)，主要包括：

- 已判决诉讼但未执行之应付款 16,563,688 元，本公司按法院判决分阶段履行其债务；
- 尚未结算工程款 41,090,729 元；
- 尚未结算材料款 77,349,584 元。

(15) 预收账款

于 2006 年 12 月 31 日，预收账款余额中无预收持本公司 5%(含 5%)以上表决权股份股东款。

于 2006 年 12 月 31 日，账龄超过一年的预收账款余额为 29,552,147 元(2005 年 12 月 31 日：27,955,901 元)，主要为预收客户但尚未退回之钢材尾款。

(16) 应付工资

	2006 年 12 月 31 日	2005 年 12 月 31 日
应付工资	9,373,114	10,013,529

年末余额为尚未发放之员工工资。

(17) 应交税金

	2006 年 12 月 31 日	2005 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
应交增值税	4,376,298	41,819,240
应交城市维护建设税(b)	8,890,605	8,890,605
应交土地使用税(b)	515,120	515,120
应交房产税	2,136,603	1,061,086
其他	1,071,797	347,940
	6,310,697	41,954,265

(a) 该金额为本公司在 2004 年度企业汇算清缴前预交的企业所得税。

(b) 本公司在享受外商投资企业相关税收优惠后停止缴交相关地方税项。

五 会计报表主要项目注释 (续)

(18) 其他应交款

	2006 年 12 月 31 日	2005 年 12 月 31 日
河道堤防工程修建维护管理费	3,954,128	3,954,128
教育费附加 (a)	16,193,208	19,193,208
地方教育发展费 (b)	5,571,587	4,778,585
	25,718,923	27,925,921

(a) 在本公司享受外商投资企业相关税收优惠前，教育费附加是按实际缴纳的流转税(增值税和营业税)的 3%计缴。

(b) 地方教育发展费按销售收入的 1 ‰计缴。

(19) 其他应付款

	2006 年 12 月 31 日	2005 年 12 月 31 日
应付排污处理费	23,586,575	23,586,575
应付湖北黄石发电股份公司的款项	-	3,413,680
应付利息	38,612,233	38,157,983
应付教育及工会经费	4,759,169	3,431,309
预收钢材代运费	4,669,125	6,962,518
预收销售保证金	12,221,754	7,181,200
应付销售及经营费用	4,901,536	6,161,726
其他	62,086,611	31,701,333
	150,837,003	120,596,324

于 2006 年 12 月 31 日，其他应付款余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2006 年 12 月 31 日，账龄超过三年的其他应付款余额合计为 69,164,764 元(2005 年 12 月 31 日：70,359,274 元)，主要包括：

- 应付黄石市政府有关部门之排污处理费，双方已达成了初步的支付计划；
- 应付一项长期债务形成的利息，借款的本金已经支付完毕，利息的支付在合同追索期内继续履行。

(20) 预提费用

	2006 年 12 月 31 日	2005 年 12 月 31 日
法律诉讼费用 (a)	13,738,147	23,989,219
其他	14,196,826	8,251,222
	27,934,973	32,240,441

(a) 该余额包括本公司按法院判决预提的违约金、迟延履行期间的债务利息及诉讼费等。2006 年，本公司已就部分诉讼案件与债权人达成和解，并已安排履行相关债务。

五 会计报表主要项目注释 (续)

(21) 预计负债

	2006 年 12 月 31 日	2005 年 12 月 31 日
预计毁约赔偿损失(a)	18,248,196	-

(a) 对于一停建的在建工程，本公司预计供应商和建造商可能要求继续履行合同或者提出毁约赔偿，根据合同条款和管理层的估计，对可能遭受的损失计提了相应的预计负债。

(22) 长期借款

	2006 年 12 月 31 日	2005 年 12 月 31 日
担保借款		
一担保 (a)	100,000,000	330,000,000
一抵押 (b)	280,000,000	200,000,000
信用借款 (c)(d)	102,905,000	126,445,000
长期借款应计利息(d)	668,615	9,740,455
	483,573,615	666,185,455
减：一年内到期的长期借款		
担保借款		
一担保	-	(130,000,000)
一抵押 (b)	(100,000,000)	-
信用借款(c)(d)	(2,905,000)	(126,445,000)
长期借款应计利息(d)	(668,615)	(9,740,455)
一年内到期的长期借款合计	(103,573,615)	(266,185,455)
长期借款	380,000,000	400,000,000

于 2006 年 12 月 31 日，担保借款包括：

(a) 由原第一大股东冶钢集团提供担保，利息每月支付一次，本金于 2008 年 12 月 2 日到期；根据有关担保合同，冶钢集团为本公司该等银行业务提供的最高担保额度为人民币 450,000,000 元。

(b) 截至 2006 年 12 月 31 日，以部分房屋和建筑物 (附注五(8))以及土地使用权(附注五(11))作为抵押物。利息每月支付一次；其中本金 100,000,000 元须于 2007 年偿还，作为一年内到期的长期借款列示；其余部分于 2008 年到期偿还。

五　会计报表主要项目注释 (续)

(22)　长期借款(续)

(c)　于 2006 年 12 月 31 日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(d)　于 2005 年 12 月 31 日，包括于一年内到期的长期信用借款中的 123,540,000 元已于本年度偿还了 117,363,000 元，其余的 6,177,000 元连同应付利息 11,836,124 元，合计 18,013,124 元经中国东方资产管理公司同意后豁免，本公司将以上债务重组收益确认为资本公积 (附注五(24)(a))。

(e)　2006 年度长期借款的年利率范围为 5.180%至 7.560% (2005 年：4.941%至 7.560%)。

(23)　股本

每股面值人民币 1 元

	2005 年 12 月 31 日	本年增加数	本年减少数	2006 年 12 月 31 日
一、尚未流通股				
发起人				
其中：境内法人持有股	11,400,000	-	(11,400,000)	-
募集法人股	270,968,480	-	(270,968,480)	-
内部职工股	2,736	-	(2,736)	-
尚未流通股份合计(a)	282,371,216	-	(282,371,216)	-
二、有限售条件股份				
境内上市的人民币普通股(a)	-	282,371,216	-	282,371,216
三、无限售条件股份				
境内上市的人民币普通股	167,037,264	-	-	167,037,264
股份总额	449,408,480	282,371,216	(282,371,216)	449,408,480

(a)　根据 2006 年 1 月 12 日本公司股东大会通过的股权分置改革方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股权性质变更为有限售条件的流通股(详见附注一)。

(24)　资本公积

	2005 年 12 月 31 日	本年增加数	本年减少数	2006 年 12 月 31 日
股本溢价	264,908,962	-	-	264,908,962
其他资本公积(a)	110,056,729	35,893,457	-	145,950,186
关联交易差价(b)	74,794,126	-	-	74,794,126
	449,759,817	35,893,457	-	485,653,274

五　会计报表主要项目注释 (续)

(24) 资本公积 (续)

(a) 本年增加的其他资本公积包括豁免的银行借款本金和利息 18,013,124 元(附注五(22)(d))，因诉讼案件和解并执行完毕后豁免的债务 15,806,873 元以及供应商采购款让利 2,073,460 元。

(b) 本公司于以前年度向关联方销售管坯的毛利高于 20%，根据财政部于 2001 年 12 月 21 日的财会[2001]64 号《关联方之间出售资产等有关会计处理问题暂行规定 》，销售给关联公司的钢坯的毛利超过成本 20%的部分已于以前年度计入资本公积。

(25) 盈余公积

	2005 年 12 月 31 日	本年提取 (a)	本年减少 (b)	本年转入 (b)	2006 年 12 月 31 日
法定盈余公积金	2,110,078	31,765,928	-	50,320,228	84,196,234
法定公益金	50,320,228	-	(50,320,228)	-	-
	52,430,306	31,765,928	(50,320,228)	50,320,228	84,196,234

(a) 根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。本公司 2006 年按可供分配的利润 317,659,280 的 10%提取法定盈余公积金 31,765,928 元(2005 年：2,110,078 元)。

(b) 根据 2006 年 1 月 1 日起施行的《中华人民共和国公司法》和本公司修改后章程及董事会的决议，本公司从 2006 年起不再计提法定公益金。根据财政部 2006 年 3 月 15 日发布的《关于〈公司法〉施行后有关企业财务处理问题的通知》，本公司将截至 2005 年 12 月 31 日止的法定公益金结余，转作盈余公积金管理使用。

(26) 未分配利润

	2006 年度	2005 年度
年初未分配利润/(累计亏损)	16,880,625	(722,846,649)
加：本年度净利润	317,659,280	80,367,507
资本公积及盈余公积用于弥补亏损	-	663,579,923
减：提取法定盈余公积(附注五(25))	(31,765,928)	(2,110,078)
提取任意盈余公积(附注五(25))	-	(2,110,078)
年末未分配利润	302,773,977	16,880,625

五 会计报表主要项目注释 (续)

(27) 分产品主营业务收入及主营业务成本

	2006 年度		2005 年度	
产品类别	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	670,446,136	598,562,351	533,005,770	509,468,898
弹簧钢	539,300,388	528,668,795	500,697,577	497,296,542
冲模钢	140,782,420	117,246,495	186,484,594	165,812,267
高工不锈钢	37,872,280	39,651,774	25,277,294	26,484,213
合结钢	1,739,577,281	1,538,910,572	1,656,552,981	1,600,877,120
炭结钢	820,031,007	776,745,659	930,199,393	847,237,576
管坯	590,319,742	545,179,990	580,841,038	525,216,648
其他钢种	5,570,954	4,219,962	33,180,748	26,198,568
	4,543,900,208	4,149,185,598	4,446,239,395	4,198,591,832

本公司前五名客户销售的收入总额为 1,466,479,329 元，占本公司全部销售收入的 32%。

本公司的经营活动主要位于中国境内，并不存在由于经济环境不同而承担额外的风险和回报的组成部分，因此没有编制地区分部报告。

(28) 主营业务税金及附加

	2006 年度	2005 年度
城市维护建设税*	-	13,839,447
教育费附加*	-	5,931,192
河道堤防工程修建维护管理费	-	3,954,128
营业税	-	218,580
	-	23,943,347

* 于 2005 年 7 月 1 日，本公司正式变更为外商投资的股份有限公司，并享受外商投资企业免征城市维护建设税、教育费附加的优惠，不再计提该等税费。

(29) 其他业务利润

	2006 年度		2005 年度	
	其他业务收入	其他业务支出	其他业务收入	其他业务支出
材料销售(a)	166,967,176	162,080,583	174,006,584	170,733,650
动力销售(b)	66,462,562	64,833,837	73,472,159	72,516,883
其他	39,574,209	33,503,378	84,866,969	77,234,238
	273,003,947	260,417,798	332,345,712	320,484,771

(a) 材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料。

(b) 动力销售收入主要为向关联方销售的氧气、煤气及电力等。

五 会计报表主要项目注释 (续)

(30) 管理费用

	2006 年度	2005 年度
员工费用	34,318,198	31,791,269
税金	12,196,519	14,439,422
保险费	2,243,516	544,815
技术开发费	4,682,524	3,070,361
存货跌价准备	7,045,495	4,877,807
坏账准备(附注五(4)(b)(i))	(90,800,392)	(4,986,870)
其他	17,315,105	11,604,117
	(12,999,035)	61,340,921

(31) 财务费用

	2006 年度	2005 年度
利息支出	36,411,525	69,593,305
利息收入	(1,991,477)	(9,551,717)
贴现收入	(967,207)	(950,278)
汇兑损失/(收益)	1,614,485	(1,617,699)
手续费	640,708	344,642
	35,708,034	57,818,253

(32) 营业外收入及营业外支出

	2006 年度	2005 年度
营业外收入		
处置固定资产收益	355,022	138,700
违约金	1,113,660	614,553
其他	302,495	39,893
	1,771,177	793,146
营业外支出		
处置固定资产损失	728,399	5,070,027
诉讼损失	1,864,745	1,563,994
债务重组损失	-	1,059,806
计提在建工程减值准备(附注五(10))	11,898,266	-
计提预计赔偿损失(附注五(21))	18,248,196	-
其他	51,722	10,300
	32,791,328	7,704,127

五 会计报表主要项目注释 (续)

(33) 支付的其他与经营活动有关的现金

现金流量表中支付的其他与经营活动有关的现金主要包括：

	2006 年度
运输费	10,004,244
行政费用	8,903,043
技术开发费	4,682,524
其他	2,847,793
	26,437,604

六 关联方关系及其交易

本公司根据企业会计准则及《股票上市规则》的具体规定认定关联方及关联交易。

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济或类型	法定代表人
中信泰富	香港中环添美道一号中信大厦三十二楼	业务多元化，侧重于发展在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外亦从事特钢制造、物业投资及发展以及汽车和消费品的批发及分销。	最终控股股东	有限责任	荣智健
广州大冶	广州白云花园华益南街 5 号	钢材销售	子公司	有限责任	张家福

(2) 存在控制关系的关联方的注册资本及其变化

企业名称	2005 年 12 月 31 日 (万元)	本期增加 (万元)	本期减少 (万元)	2006 年 12 月 31 日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)
广州大冶	205	-	-	205

(3) 存在控制关系的关联方所持股份或权益及其变化

企业名称	2005 年 12 月 31 日 金额	%	本期增加 金额	%	本期减少 金额	%	2006 年 12 月 31 日 金额	%
中信泰富	261,238,480	58.13	-	-	-	-	261,238,480	58.13
广州大冶	2,050,000	100	-	-	-	-	2,050,000	100

六 关联方关系及其交易 (续)

(4) 不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司(“兴澄特种钢铁”)	同受一最终控股股东控制
江阴泰富兴澄特种材料有限公司(“兴澄特种材料”)	同受一最终控股股东控制

(5) 关联交易

(a) 定价政策

公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

- 有国家物价部门定价的，按国家定价；
- 没有国家定价的，以市场价格为标准；
- 市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的 20%。

(b) 采购货物

关联方名称	附注	2006 年度	2005 年度
新冶钢	(i)	1,116,219,872	600,489,481
兴澄特种材料		-	24,150,338
		1,116,219,872	624,639,819

(i) 本公司主要是向新冶钢购买进口矿砂等原材料，以满足生产的需要。采购价格以市场价格为定价基准。同时，由于生产工艺流程的需要，本公司以协议价格向新冶钢购买钢坯。

(c) 销售货物

关联方名称	附注	2006 年度	2005 年度
新冶钢	(i)	1,087,530,527	1,029,850,338
兴澄特种钢铁		4,235,456	2,762,131
		1,091,765,983	1,032,612,469

(i) 本公司主要向新冶钢提供辅料备件、连铸坯、以及通过该公司出口钢材等，主要包括：

- 本公司以采购成本价向新冶钢提供矿石、铁精矿、焦丁等大宗原材料做相互生产调配之需。2006 年度的销售金额为人民币 162,317,107 元(2005 年：159,997,020 元)。

- 本公司以协议价格向新冶钢销售连铸坯。2006 年度的销售金额为人民币 590,319,742 元 (2005 年：580,841,239 元)。

- 本公司通过新冶钢出口钢材，共计金额达到人民币 309,682,697 元 (2005 年：274,122,696 元)。

六 关联方关系及其交易 (续)

(5) 关联交易 (续)

(d) 提供劳务

关联方名称	附注	2006 年度	2005 年度
新冶钢		9,698,620	51,978,329

本公司向新冶钢提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

关联方名称	2006 年度	2005 年度
新冶钢	6,448,078	3,230,628

本公司主要是以协议价格向新冶钢购买运输、安装劳务等。

(f) 销售固定资产

关联方名称	2006 年度	2005 年度
新冶钢	5,508,121	-

本公司主要是以账面净值向新冶钢转让其生产所需的机器设备等。

(g) 购入固定资产

关联方名称	2006 年度	2005 年度
新冶钢	6,227,973	-

本公司主要由新冶钢购入其生产所需的机器设备等。

(h) 接受担保

关联方名称	2006 年度	2005 年度
新冶钢	-	451,000,000

于本年度，该等担保合同已经撤销。

七 或有事项

截止本会计报表批准日，本公司无需要披露的重大或有事项。

八 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在会计报表上确认的资本性支出承诺：

	2006 年 12 月 31 日	2005 年 12 月 31 日
建筑物及机器设备	52,292,794	161,163,558

九 资产负债表日后事项

截止本会计报表批准日，本公司无需要披露的重大资产负债表日后事项。

十 其他重要事项

根据股权分置改革方案中原非流通股股东在股权分置改革方案中作出的限售承诺，武汉石化石油液化气公司所持有的限售股份数 1,140,000 股于 2007 年 2 月 8 日上市流通。本次变动后，有限售条件的流通股数由 282,371,216 股减少至 281,231,216 股，无限售条件的流通股由 167,037,264 股增加至 168,177,264 股，股份总数保持不变。

十一 扣除非经常性损益后的净利润

	2006 年度	2005 年度
净利润	317,659,280	80,367,507
加/(减)：非经常性损益项目		
- 处置固定资产的净损失	373,377	4,931,327
- 政府补贴	-	(300,000)
- 诉讼损失	1,864,745	1,563,994
- 投资收益	(145,221)	-
- 在建工程减值准备	11,898,266	-
- 预计负债	18,248,196	-
- 其他营业外收入	(1,416,155)	(654,446)
- 其他营业外支出	51,722	10,300
以前年度已经计提各项减值准备的转回		-
- 应收账款坏账准备	(91,704,148)	(9,827,172)
- 债务重组损失	-	1,059,806
	256,830,062	77,151,316
非经常性损益的所得税影响数	-	-
扣除非经常性损益后的净利润	256,830,062	77,151,316

****

完

香港，二零零七年三月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆董事會第十七次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-006

大冶特殊钢股份有限公司
第四届董事会第十七次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第四届董事会第十七次会议于2007年2月27日以书面、传真、邮件方式发出通知，于2007年3月9日在公司会议室召开，会议应到董事11名，实际参加会议董事11名。公司监事、高级管理人员列席了会议。公司董事长蔡星海先生主持了会议。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，通过了如下决议：

一、审议通过了《公司2006年度董事会工作报告》；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

二、审议通过了《公司2006年度总经理工作报告》；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

三、审议通过了《公司 2006 年年度报告及其摘要》；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

四、审议通过了《公司 2006 年度财务决算报告》；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

五、审议通过了《公司 2006 年度利润分配预案》；

经普华永道中天会计师事务所有限公司审计，公司 2006 年度实现净利润 317,659,280 元。根据《公司章程》的规定，提取 10%法定公积金 31,765,928 元，本年度可供股东分配利润 285,893,352 元，加上年初未分配利润 16,880,625 元，本年度累计可供股东分配利润 302,773,977 元。

为了实现新一轮产品结构优化升级和全年的生产经营目标，适应特钢市场发展品种质量的要求，着眼于公司的持续发展，追求更大的经济效益，公司将进一步加大技术改造的力度，计划投入资金 2 亿元。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

公司独立董事认为：鉴于上述情况，公司董事会作出的 2006 年度不进行现金利润分配是符合公司实际状况的。

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

六、审议通过了《关于修改公司章程的议案》（修改后的《公司章程》见附件一）；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

七、审议通过了《关于修改公司股东大会议事规则的议案》（修改后的《公司股东大会议事规则》见附件二）；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

八、审议通过了《关于修改公司董事会议事规则的议案》（修改后的《公司董事会议事规则》见附件三）；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

九、审议通过了《关于续聘会计师事务所和支付 2006 年度会计师事务所审计费用的议案》；

2007 年，公司续聘普华永道中天会计师事务所有限公司为审计机构，聘期一年。

同意支付普华永道中天会计师事务所有限公司 2006 年度财务报表审计费用

148 万元。

公司独立董事事前认可 2007 年续聘会计师事务所的议案，同意将本议案提交董事会审议。在审议中，发表了同意的独立意见。

该议案表决结果，赞成票：11 票，反对票、弃权票为 0 票。

十、审议通过了《关于公司 2007 年度日常关联交易预计的议案》;

具体内容见《关于公司 2007 年度日常关联交易预计的公告》;

独立董事事前认可本议案，同意将本议案提交董事会审议；在审议中，发表了同意的独立意见。

该议案的表决，关联董事蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、文武先生回避表决；其表决结果：赞成票 6 票，反对票、弃权票为 0 票。

十一、审议通过了《关于公司 2007 年借贷事项的议案》;

根据生产经营和技术改造的需要，公司 2007 年向银行贷款总额度不突破 15 亿元。公司将根据实际资金的需求量，按有关规定办理贷款手续。

该议案表决结果，赞成票：11 票，反对票、弃权票为 0 票。

十二、审议通过了《关于召开公司 2006 年年度股东大会的通知》;

会议决定于 2007 年 4 月 18 日上午 9 时在公司报告厅召开 2006 年年度股东大会。

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

上述第一、四、五、六、七、八、九、十、十一项议案尚需提交公司 2006 年年度股东大会审议通过。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 3 月 9 日

附件一 ：

大冶特殊钢股份有限公司章程

第一章 总则

第一条 为维护大冶特殊钢股份有限公司（以下简称公司）、股东和债权人的合法权益，规范公司的组织和行为，根据《中华人民共和国公司法》（以下简称《公司法》）、《中华人民共和国证券法》（以下简称《证券法》）和其他有关规定，制订本章程。

第二条 公司系依照《公司法》、《关于设立外商投资股份有限公司若干问题的暂行规定》和其他有关规定成立的股份有限公司。

公司经湖北省经济体制改革委员会“鄂改[1993]178 号”文件批准，以定向募集方式设立；在湖北省工商行政管理局注册登记，取得营业执照，营业执照号：企股鄂总字第 003308 号。

第三条 公司于 1997 年 3 月 5 日经中国证券监督管理委员会批准，首次向社会公众发行人民币普通股 70,000,000 股，于 1997 年 3 月 26 日在深圳证券交易所上市。

公司于 1998 年 5 月 22 日经中国证券监督管理委员会批准，向全体股东配售 30,566,480 股普通股，其中，向社会公众股股东配售的 21,000,000 股股份于 1998 年 9 月 2 日上市流通

第四条 公司注册名称，中文名称：大冶特殊钢股份有限公司

英文名称：DAYE SPECIAL STEEL CO.,LTD

第五条 公司住所：湖北省黄石市黄石大道 316 号；

邮政编码：435001

第六条 公司注册资本为人民币 449,408,480 元。

第七条 公司为永久存续的股份有限公司。

第八条 公司董事长为公司的法定代表人。

第九条　公司全部资产分为等额股份，股东以其认购的股份为限对公司承担责任，公司以其全部资产对公司的债务承担责任。

第十条　本公司章程自生效之日起，即成为规范公司的组织与行为、公司与股东、股东与股东之间权利义务关系的具有法律约束力的文件，对公司、股东、董事、监事、高级管理人员具有法律约束力的文件。依据本章程，股东可以起诉股东，股东可以起诉公司董事、监事、经理和其他高级管理人员，股东可以起诉公司，公司可以起诉股东、董事、监事、经理和其他高级管理人员。

第十一条　本章程所称其他高级管理人员是指公司的副总经理、董事会秘书、财务负责人。

第二章　经营宗旨和范围

第十二条　公司的经营宗旨：走品种质量效益型发展之路，创建最具竞争力的特殊钢企业。

第十三条　经依法登记，公司的经营范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

公司根据市场情况、业务发展需要和自身能力，经股东大会批准，并经公司登记机关核准，可以调整经营范围。

第三章　股　份

第一节　股份发行

第十四条　公司的股份采取股票的形式。

第十五条　公司股份的发行，实行公开、公平、公正的原则，同种类的每一股份应当具有同等权利。

同次发行的同种类股票，每股的发行条件和价格应当相同；任何单位或者个人所认购的股份，每股应当支付相同价额。

第十六条　公司发行的股票，以人民币标明面值。

第十七条　公司发行的股份，在中国证券登记结算有限责任公司深圳分公司集中存管。

第十八条　公司发起人为大冶钢厂（后变更为冶钢集团有限公司）、东风汽车公司、襄阳轴承厂（现变更为襄阳汽车轴承股份有限公司），认购的股份数分别为 275,300,000 股、7,000,000 股、3,000,000 股；其出资的方式：大冶钢厂为实物出资，东风汽车公司、襄阳轴承厂为现金出资；出资的时间为 1993 年。

2004 年 12 月 20 日，湖北新冶钢有限公司协议收购公司 86,620,000 股股份，2005 年 10 月 31 日，该公司和中信泰富（中国）投资有限公司分别合法受让发起人之一冶钢集团有限公司持有公司的 48,000,000 股股份及 126,618,480 股股份在中国证券登记结算有限责任公司深圳分公司完成了过户登记手续。

第十九条　公司股份总数为 449,408,480 股，全部为普通股。

第二十条　公司或公司的子公司（包括公司的附属企业）不以赠与、垫资、担保、补偿或贷款等形式，对购买或者拟购买公司股份的人提供任何资助。

第二节　股份增减和回购

第二十一条　公司根据经营和发展的需要，依照法律、法规的规定，经股东大会分别作出决议，可以采用下列方式增加资本：

（一）公开发行股份；

（二）非公开发行股份；

（三）向现有股东派送红股；

（四）以公积金转增股本；

（五）法律、行政法规规定以及中国证监会批准的其他方式。

第二十二条　公司可以减少注册资本。公司减少注册资本，应当按照《公司法》以及其他有关规定和本章程规定的程序办理。

第二十三条　公司在下列情况下，可以依照法律、行政法规、部门规章和本章程的规定，收购本公司的股份：

（一）减少公司注册资本；

（二）与持有本公司股票的其他公司合并；

（三）将股份奖励给本公司职工；

（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的。

除上述情形外，公司不进行买卖本公司股份的活动。

第二十四条　公司收购本公司股份，可以选择下列方式之一进行：

（一）证券交易所集中竞价交易方式；

（二）要约方式；

（三）中国证监会认可的其他方式。

第二十五条 公司因本章程第二十三条第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照第二十三条规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起10日内注销；属于第（二）项、第（四）项情形的，应当在6个月内转让或者注销。

公司依照第二十三条第（三）项规定收购的本公司股份，将不超过本公司已发行股份总额的 5%；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当1年内转让给职工。

第三节　股份转让

第二十六条　公司的股份可以依法转让。

第二十七条　公司不接受本公司的股票作为质押权的标的。

第二十八条　发起人持有的本公司股份，自公司成立之日起 1 年内不得转让。公司公开发行股份前已发行的股份，自公司股票在证券交易所上市交易之日起1年内不得转让。

公司董事、监事、高级管理人员应当向公司申报所持有的本公司的股份及其变动情况，在任职期间每年转让的股份不得超过其所持有本公司股份总数的25%；所持本公司股份自公司股票上市交易之日起1年内不得转让。上述人员离职后半年内，不得转让其所持有的本公司股份。

第二十九条　公司董事、监事、高级管理人员、持有本公司股份 5%以上的股东，将其持有的本公司股票在买入后6个月内卖出，或者在卖出后6个月内又买入，由此所得收益归本公司所有，本公司董事会将收回其所得收益。但是，证券公司因包销购入售后剩余股票而持有 5%以上股份的，卖出该股票不受 6 个月时间限制。

公司董事会不按照前款规定执行的，股东有权要求董事会在30日内执行。

公司董事会未在上述期限内执行的，股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。

公司董事会不按照第一款的规定执行的，负有责任的董事依法承担连带责任。

第四章　股东和股东大会

第一节　股东

第三十条　公司依据证券登记机构提供的凭证建立股东名册，股东名册是证明股东持有公司股份的充分证据。股东按其所持有股份的种类享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

公司与证券登记机构签订股份保管协议，定期查询主要股东资料以及主要股东持股变更情况，及时掌握公司股权结构。

第三十一条　公司召开股东大会、分配股利、清算及从事其他需要确认股东身份的行为时，由董事会或股东大会召集人确定股权登记日，股权登记日收市后登记在册的股东为享有相关权益的股东。

第三十二条　公司股东享有下列权利：

（一）依照其所持有的股份份额获得股利和其他形式的利益分配；

（二）依法请求、召集、主持、参加或者委派股东代理人参加股东大会，并行使相应的表决权；

（三）对公司的经营进行监督，提出建议或者质询；

（四）依照法律、行政法规及本章程的规定转让、赠与或质押其所持有的股份；

（五）查阅本章程、股东名册、公司债券存根、股东大会会议记录、董事会会议决议、监事会会议决议、财务会计报告；

（六）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；

（七）对股东大会作出的公司合并、分立决议持异议的股东，要求公司收购其股份；

（八）法律、行政法规、部门规章或本章程规定的其他权利。

第三十三条　股东提出查阅前条所述有关信息或者索取资料的，应当向公司提供证明其持有公司股份的种类以及持股数量的书面文件，公司经核实股东身份后按照股东的要求予以提供。

第三十四条　公司股东大会、董事会决议内容违反法律、行政法规的，股东有权请求人民法院认定无效。

股东大会、董事会的会议召集程序、表决方式违反法律、行政法规或者本章程，或者决议内容违反本章程的，股东有权自决议作出之日起 60 日内，请求人民法院撤销。

第三十五条　董事、高级管理人员执行公司职务时违反法律、行政法规或者本章程的规定，给公司造成损失的，连续 180 日以上单独或合并持有公司 1%以上股份的股东有权书面请求监事会向人民法院提起诉讼；监事会执行公司职务时违反法律、行政法规或者本章程的规定，给公司造成损失的，股东可以书面请求董事会向人民法院提起诉讼。

监事会、董事会收到前款规定的股东书面请求后拒绝提起诉讼，或者自收到请求之日起 30 日内未提起诉讼，或者情况紧急、不立即提起诉讼将会使公司利益受到难以弥补的损害的，前款规定的股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。

他人侵犯公司合法权益，给公司造成损失的，本条第一款规定的股东可以依照前两款的规定向人民法院提起诉讼。

第三十六条　董事、高级管理人员违反法律、行政法规或者本章程的规定，损害股东利益的，股东可以向人民法院提起诉讼。

第三十七条　公司股东承担下列义务：

（一）遵守法律、行政法规和本章程；

（二）依其所认购的股份和入股方式缴纳股金；

（三）除法律、法规规定的情形外，不得退股；

（四）不得滥用股东权利损害公司或者其他股东的利益；不得滥用公司法人独立地位和股东有限责任损害公司债权人的利益；

公司股东滥用股东权利给公司或者其他股东造成损失的，应当依法承担赔偿责任。

公司股东滥用公司法人独立地位和股东有限责任，逃避债务，严重损害公司债权人利益的，应当对公司债务承担连带责任。

（五）法律、行政法规及本章程规定应当承担的其他义务。

第三十八条　持有公司 5%以上有表决权股份的股东，将其持有的股份进行质押的，应当自该事实发生当日，向公司作出书面报告。

第三十九条　公司的控股股东、实际控制人员不得利用其关联关系损害公司利益。违反规定的，给公司造成损失的，应当承担赔偿责任。

公司控股股东及实际控制人对公司和公司社会公众股股东负有诚信义务。控股股东应严格依法行使出资人的权利，控股股东不得利用利润分配、资产重组、对外投资、资金占用、借款担保等方式损害公司和社会公众股股东的合法权益，不得利用其控制地位损害公司和社会公众股股东的利益。

第二节　股东大会的一般规定

第四十条　股东大会是公司的权力机构，依法行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；

（三）审议批准董事会的报告；

（四）审议批准监事会报告；

（五）审议批准公司的年度财务预算方案、决算方案；

（六）审议批准公司的利润分配方案和弥补亏损方案；

（七）对公司增加或者减少注册资本作出决议；

（八）对发行公司债券作出决议；

（九）对公司合并、分立、解散、清算或者变更公司形式作出决议；

（十）修改本章程；

（十一）对公司聘用、解聘会计师事务所作出决议；

（十二）审议批准第四十一条规定的担保事项；

（十三）审议公司在一年内购买、出售重大资产超过公司最近一期经审计总资产 30%的事项；

（十四）审议批准公司对外投资总额占公司最近一期经审计净资产的30%以上的投资项目；

（十五）审议批准公司对自身项目投资总额占公司最近一期经审计净资产50%以上的投资项目；

（十六）审议批准交易涉及的资产总额占公司最近一期经审计的净 资产50%以上的资产抵押事项；

（十七）审议批准交易发生额占公司最近一期经审计净资产20%以上的委托理财事项；

（十八）审议批准公司与其关联人达成的交易金额在3,000万元以上，且占公司最近一期经审计的净资产5%以上的关联交易事项

（十九）审议批准变更募集资金用途事项；

（二十）审议股权激励计划；

（二十一）审议法律、行政法规、部门规章或本章程规定应当由股东大会决定的其他事项。

第四十一条　公司下列对外担保行为，须经股东大会审议通过。

（一）本公司及本公司控股子公司的对外担保总额，达到或超过最近一期经审计净资产的50%以后提供的任何担保；

（二）公司的对外担保总额，达到或超过最近一期经审计总资产的30%以后提供的任何担保；

（三）为资产负债率超过70%的担保对象提供的担保；

（四）单笔担保额超过最近一期经审计净资产10%的担保；

（五）对股东、实际控制人及其关联方提供的担保。

应由股东大会审批的对外担保，必须经董事会审议通过后方可提交股东大会审批。

第四十二条　股东大会分为年度股东大会和临时股东大会。年度股东大会每年召开1次，应当于上一会计年度结束后的6个月内举行。

第四十三条　有下列情形之一的，公司在事实发生之日起2个月以内召开临时股东大会：

（一）董事人数不足8人时；

（二）公司未弥补的亏损达实收股本总额 1/3 时；

（三）单独或者合计持有公司 10%以上股份的股东请求时；

（四）董事会认为必要时；

（五）监事会提议召开时；

（六）法律、行政法规、部门规章或本章程规定的其他情形。

第四十四条　本公司召开股东大会的地点为：公司在召开股东大会通知中指定的会议地点。

股东大会将设置会场，以现场会议形式召开。公司还将根据提案需求在必要时提供网络方式为股东参加股东大会提供便利。股东以网络投票方式进行表决的，按照中国证券监督管理委员会、深圳证券交易所和中国证券登记结算有限责任公司等相关机构的相关规定及本公司章程执行。股东通过上述方式参加股东大会的，视为出席。

第四十五条 本公司召开股东大会时将聘请律师对以下问题出具法律意见并公告：

（一）会议的召集、召开程序是否符合法律、行政法规、本章程；

（二）出席会议人员的资格、召集人资格是否合法有效；

（三）会议的表决程序、表决结果是否合法有效；

（四）应本公司要求对其他有关问题出具的法律意见。

第三节　股东大会的召集

第四十六条　独立董事有权向董事会提议召开临时股东大会。对独立董事要求召开临时股东大会的提议，董事会应当根据法律、行政法规和本章程的规定，在收到提议后 10 日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，将在作出董事会决议后的 5 日内发出召开股东大会的通知；董事会不同意召开临时股东大会的，将说明理由并公告。

第四十七条　监事会有权向董事会提议召开临时股东大会，并应当以书面形式向董事会提出。董事会应当根据法律、行政法规和本章程的规定，在收到提案后 10 日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，将在作出董事会决议后的 5 日内发出召开

股东大会的通知，通知中对原提议的变更，应征得监事会的同意。

董事会不同意召开临时股东大会，或者在收到提案后10日内未作出反馈的，视为董事会不能履行或者不履行召集股东大会会议职责，监事会可以自行召集和主持。

第四十八条　单独或者合计持有公司10%以上股份的股东有权向董事会请求召开临时股东大会，并应当以书面形式向董事会提出。董事会应当根据法律、行政法规和本章程的规定，在收到请求后10日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，应当在作出董事会决议后的5日内发出召开股东大会的通知，通知中对原请求的变更，应当征得相关股东的同意。

董事会不同意召开临时股东大会，或者在收到请求后10日内未作出反馈的，单独或者合计持有公司10%以上股份的股东有权向监事会提议召开临时股东大会，并应当以书面形式向监事会提出请求。

监事会同意召开临时股东大会的，应在收到请求5日内发出召开股东大会的通知，通知中对原提案的变更，应当征得相关股东的同意。

监事会未在规定期限内发出股东大会通知的，视为监事会不召集和主持股东大会，连续90日以上单独或者合计持有公司10%以上股份的股东可以自行召集和主持。

第四十九条　监事会或股东决定自行召集股东大会的，须书面通知董事会，同时向公司所在地中国证监会派出机构和证券交易所备案。

在股东大会决议公告前，召集股东持股比例不得低于10%。

召集股东应在发出股东大会通知及股东大会决议公告时，向公司所在地中国证监会派出机构和证券交易所提交有关证明材料。

第五十条　对于监事会或股东自行召集的股东大会，董事会和董事会秘书将予配合。董事会应当提供股权登记日的股东名册。

第五十一条　监事会或股东自行召集的股东大会，会议所必需的费用由本公司承担。

第四节 股东大会的提案与通知

第五十二条　提案的内容应当属于股东大会职权范围，有明确议题和具体决议事项，并且符合法律、行政法规和本章程的有关规定。

第五十三条　公司召开股东大会，董事会、监事会以及单独或者合并持有公司 3%以上股份的股东，有权向公司提出提案。

单独或者合计持有公司 3%以上股份的股东，可以在股东大会召开 10 日前提出临时提案并书面提交召集人。召集人应当在收到提案后 2 日内发出股东大会补充通知，公告临时提案的内容。

除前款规定的情形外，召集人在发出股东大会通知公告后，不得修改股东大会通知中已列明的提案或增加新的提案。

股东大会通知中未列明或不符合本章程第五十二条规定的提案，股东大会不得进行表决并作出决议。

第五十四条　召集人将在年度股东大会召开 20 日前以公告方式通知各股东，临时股东大会将于会议召开 15 日前以公告方式通知各股东。公司在计算起始期限时，不应当包括会议召开当日。根据提案需求,公司实施网络投票的，在发布股东大会通知后，应当在股权登记日后 3 日内再次公告股东大会通知。

第五十五条　股东大会的通知包括以下内容：

（一）会议的时间、地点和会议期限；

（二）提交会议审议的事项和提案；

（三）以明显的文字说明：全体股东均有权出席股东大会，并可以书面委托代理人出席会议和参加表决，该股东代理人不必是公司的股东；

（四）有权出席股东大会股东的股权登记日；

（五）会务常设联系人姓名，电话号码。

股东大会通知和补充通知中应当充分、完整披露所有提案的全部具体内容。拟讨论的事项需要独立董事发表意见的，发布股东大会通知或补充通知时将同时披露独立董事的意见及理由。

股东大会采用网络或其他方式的，应当在股东大会通知中明确载明网络或其他方式的表决时间及表决程序。股东大会网络或其他方式投票的开始时间，不得早于现场股东大会召开前一日下午 3:00，并不得迟于现场股东大会召开当日上午 9:30，其结束时间不得早于现场股东大会结束当日下午 3:00。

股权登记日与会议日期之间的间隔应当不多于7个工作日。股权登记日一旦确认，不得变更。

第五十六条　股东大会拟讨论董事、监事选举事项的，股东大会通知中将充分披露董事、监事候选人的详细资料，至少包括以下内容：

（一）教育背景、工作经历、兼职等个人情况；

（二）与本公司或本公司的控股股东及实际控制人是否存在关联关系；

（三）披露持有本公司股份数量；

（四）是否受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

除采取累积投票制选举董事、监事外，每位董事、监事候选人应当以单项提案提出。

第五十七条　发出股东大会通知后，无正当理由，股东大会不应延期或取消，股东大会通知中列明的提案不应取消。一旦出现延期或取消的情形，召集人应当在原定召开日前至少2个工作日公告并说明原因。

第五节 股东大会的召开

第五十八条　本公司董事会和其他召集人将采取必要措施，保证股东大会的正常秩序。对于干扰股东大会、寻衅滋事和侵犯股东合法权益的行为，将采取措施加以制止并及时报告有关部门查处。

第五十九条　股权登记日登记在册的所有股东或其代理人，均有权出席股东大会。并依照有关法律、法规及本章程行使表决权。

股东可以亲自出席股东大会，也可以委托代理人代为出席和表决。

第六十条　个人股东亲自出席会议的，应出示本人身份证或其他能够表明其身份的有效证件或证明、股票账户卡；委托代理他人出席会议的，应出示本人有效身份证件、股东授权委托书。

法人股东应由法定代表人或者法定代表人委托的代理人出席会议。法定代表人出席会议的，应出示本人身份证、能证明其具有法定代表人资格的有效证明；委托代理人出席会议的，代理人应出示本人身份证、法人股东单位的法定代表人依法出具的书面授权委托书。

第六十一条　股东出具的委托他人出席股东大会的授权委托书应当载明下

列内容：

（一）代理人的姓名；

（二）是否具有表决权；

（三）分别对列入股东大会议程的每一审议事项投赞成、反对或弃权票的指示；

（四）委托书签发日期和有效期限；

（五）委托人签名（或盖章）。委托人为法人股东的，应加盖法人单位印章。

第六十二条　委托书应当注明如果股东不作具体指示，股东代理人是否可以按自己的意思表决。

第六十三条　代理投票授权委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，和投票代理委托书均需备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，由其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东大会。

第六十四条　出席会议人员的会议登记册由公司负责制作。会议登记册载明参加会议人员姓名（或单位名称）、身份证号码、住所地址、持有或者代表有表决权的股份数额、被代理人姓名（或单位名称）等事项。

第六十五条　召集人和公司聘请的律师将依据证券登记结算机构提供的股东名册共同对股东资格的合法性进行验证，并登记股东姓名（或名称）及其所持有表决权的股份数。在会议主持人宣布现场出席会议的股东和代理人人数及所持有表决权的股份总数之前，会议登记应当终止。

第六十六条　股东大会召开时，本公司全体董事、监事和董事会秘书应当出席会议，经理和其他高级管理人员应当列席会议。

第六十七条　股东大会由董事长主持。董事长不能履行职务或不履行职务时，由半数以上董事共同推举的一名董事主持。

监事会自行召集的股东大会，由监事会主席主持。监事会主席不能履行职务或不履行职务时，由半数以上监事共同推举的一名监事主持。

股东自行召集的股东大会，由召集人推举代表主持。

召开股东大会时，会议主持人违反议事规则使股东大会无法继续进行的，

经现场出席股东大会有表决权过半数的股东同意，股东大会可推举一人担任会议主持人，继续开会。

第六十八条　公司制定股东大会议事规则，详细规定股东大会的召开和表决程序，包括通知、登记、提案的审议、投票、计票、表决结果的宣布、会议决议的形成、会议记录及其签署、公告等内容，以及股东大会对董事会的授权原则，授权内容应明确具体。股东大会议事规则应作为章程的附件，由董事会拟定，股东大会批准。

第六十九条　在年度股东大会上，董事会、监事会应当就其过去一年的工作向股东大会作出报告。每名独立董事也应作出述职报告。

第七十条　董事、监事、高级管理人员在股东大会上就股东的质询和建议作出解释和说明。

第七十一条　会议主持人应当在表决前宣布现场出席会议的股东和代理人人数及所持有表决权的股份总数，现场出席会议的股东和代理人人数及所持有表决权的股份总数以会议登记为准。

第七十二条　股东大会应有会议记录，由董事会秘书负责。会议记录记载以下内容：

（一）会议时间、地点、议程和召集人姓名或名称；

（二）会议主持人以及出席或列席会议的董事、监事、经理和其他高级管理人员姓名；

（三）出席会议的股东和代理人人数、所持有表决权的股份总数及占公司股份总数的比例；

（四）对每一提案的审议经过、发言要点和表决结果；

（五）股东的质询意见或建议以及相应的答复或说明；

（六）律师及计票人、监票人姓名；

（七）本章程规定应当载入会议记录的其他内容。

第七十三条　召集人应当保证会议记录内容真实、准确和完整。出席会议的董事、监事、董事会秘书、召集人或其代表、会议主持人应当在会议记录上签名。会议记录应当与现场出席股东的签名册及代理出席的委托书、网络及其他方式表决情况的有效资料一并保存，保存期限不少于10年。

第七十四条　召集人应当保证股东大会连续举行，直至形成最终决议。因不可抗力等特殊原因导致股东大会中止或不能作出决议的，应采取必要措施尽快恢复召开股东大会或直接终止本次股东大会，并及时公告。同时，召集人应向公司所在地中国证监会派出机构及证券交易所报告。

第六节　股东大会的表决和决议

第七十五条　股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的 1/2 以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的 2/3 以上通过。

第七十六条　下列事项由股东大会以普通决议通过：

（一）董事会和监事会的工作报告；

（二）董事会拟定的利润分配方案和弥补亏损方案；

（三）董事会和监事会成员的任免及其报酬和支付方法；

（四）公司年度预算方案、决算方案；

（五）公司年度报告；

（六）除法律、行政法规规定或者本章程规定应当以特别决议通过以外的其他事项。

第七十七条　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）公司的分立、合并、解散和清算；

（三）本章程的修改；

（四）公司在一年内购买、出售重大资产或者担保金额超过公司最近一期经审计总资产 30%的；

（五）股权激励计划；

（六）法律、行政法规或本章程规定的，以及股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

第七十八条　股东（包括股东代理人）以其所代表的有表决权的股份数额行

使表决权，每一股份享有一票表决权。

公司持有的本公司股份没有表决权，且该部分股份不计入出席股东大会有表决权的股份总数。

董事会、独立董事和符合相关规定条件的股东可以征集股东投票权。

第七十九条　股东大会审议有关关联交易事项时，关联股东不应当参与投票表决，其所代表的有表决权的股份数不计入有效表决总数；股东大会决议的公告应当充分披露非关联股东的表决情况。

股东大会召集人负责根据法律、行政法规、部门规章、上市规则等规范性文件，对会议审议事项是否构成关联交易进行审核。股东大会审议有关关联交易事项前，会议主持人应提示关联股东回避表决。关联股东有义务主动向会议说明关联关系并申请回避表决。

第八十条　公司应在保证股东大会合法、有效的前提下，通过各种方式和途径，包括提供网络形式的投票平台等现代信息技术手段，为股东参加股东大会提供便利。

第八十一条　除公司处于危机等特殊情况外，非经股东大会以特别决议批准，公司将不与董事、经理和其它高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

第八十二条 董事、监事候选人名单以提案的方式提请股东大会表决。

第一届董事会候选人、监事会候选人由发起人提名，以后各届的董事候选人、由股东代表出任的监事候选人分别由上一届董事会、监事会提名；单独或者合计持有公司发行在外有表决权股份总数的 3%以上的股东，有权按照章程规定的人数向公司提出董事候选人和由股东代表出任的监事候选人；董事会、监事会、单独或者合并持有公司已发行股份 1%以上的股东可以提出独立董事候选人。

公司董事会应当向股东提出候选董事、监事的简历和基本情况。在股东大会召开前披露董事、监事候选人的详细资料和有关内容，保证股东在投票时对候选人有足够的了解。

股东大会就选举董事、监事进行表决时，根据本章程的规定或者股东大会的决议，可以实行累积投票制。

前款所称累积投票制是指股东大会选举董事或者监事时，每一股份拥有与应

选董事或者监事人数相同的表决权，股东拥有的表决权可以集中使用。董事会应当向股东公告候选董事、监事的简历和基本情况。

第八十三条　除累积投票制外，股东大会将对所有提案进行逐项表决，对同一事项有不同提案的，将按提案提出的时间顺序进行表决。除因不可抗力等特殊原因导致股东大会中止或不能作出决议外，股东大会将不会对提案进行搁置或不予表决。

第八十四条　股东大会审议提案时，不会对提案进行修改，否则，有关变更应当被视为一个新的提案，不能在本次股东大会上进行表决。

第八十五条　同一表决权只能选择现场、网络或其他表决方式中的一种。同一表决权出现重复表决的以第一次投票结果为准。

第八十六条　股东大会采取记名方式投票表决。

第八十七条　股东大会对提案进行表决前，应当推举两名股东代表参加计票和监票。审议事项与股东有利害关系的，相关股东及代理人不得参加计票、监票。

股东大会对提案进行表决时，应当由律师、股东代表与监事代表共同负责计票、监票，并当场公布表决结果，决议的表决结果载入会议记录。

通过网络或其他方式投票的上市公司股东或其代理人，有权通过相应的投票系统查验自己的投票结果。

第八十八条　股东大会现场结束时间不得早于网络或其他方式，会议主持人应当宣布每一提案的表决情况和结果，并根据表决结果宣布提案是否通过。

在正式公布表决结果前，股东大会现场、网络及其他表决方式中所涉及的公司、计票人、监票人、主要股东、网络服务方等相关各方对表决情况均负有保密义务。

第八十九条　出席股东大会的股东，应当对提交表决的提案发表以下意见之一：同意、反对或弃权。

未填、错填、字迹无法辨认的表决票、未投的表决票均视为投票人放弃表决权利，其所持股份数的表决结果应计为“弃权”。

第九十条　会议主持人如果对提交表决的决议结果有任何怀疑，可以对所投票数组织点票；如果会议主持人未进行点票，出席会议的股东或者股东代理人对会议主持人宣布结果有异议的，有权在宣布表决结果后立即要求点票，会议主持

人应当立即组织点票。

第九十一条　股东大会决议应当及时公告，公告中应列明出席会议的股东和代理人人数、所持有表决权的股份总数及占公司有表决权股份总数的比例、表决方式、每项提案的表决结果和通过的各项决议的详细内容。

第九十二条　提案未获通过，或者本次股东大会变更前次股东大会决议的，应当在股东大会决议公告中作特别提示。

第九十三条　股东大会通过有关董事、监事选举提案的，新任董事、监事就任时间在会议结束之后。

第九十四条　股东大会通过有关派现、送股或资本公积转增股本提案的，公司将在股东大会结束后 2 个月内实施具体方案。

第五章　董事会

第一节　董事

第九十五条　公司董事为自然人，有下列情形之一的，不能担任公司的董事：

（一）无民事行为能力或者限制民事行为能力；

（二）因贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序，被判处刑罚，执行期满未逾 5 年，或者因犯罪被剥夺政治权利，执行期满未逾 5 年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾 3 年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾 3 年；

（五）个人所负数额较大的债务到期未清偿；

（六）被中国证监会处以证券市场禁入处罚，期限未满的；

（七）法律、行政法规或部门规章规定的其他内容。

违反本条规定选举、委派董事的，该选举、委派或者聘任无效。董事在任职期间出现本条情形的，公司解除其职务。

第九十六条　董事由股东大会选举或更换，任期三年。董事任期届满，可连选连任。董事在任期届满以前，股东大会不能无故解除其职务。

董事任期从就任之日起计算，至本届董事会任期届满时为止。董事任期届满

未及时改选，在改选出的董事就任前，原董事仍应当依照法律、行政法规、部门规章和本章程的规定，履行董事职务。

董事可以由经理或者其他高级管理人员兼任，但兼任经理或者其他高级管理人员职务的董事以及由职工代表担任的董事，总计不得超过公司董事总数的1/2。

第九十七条 董事应当遵守法律、行政法规和本章程，对公司负有下列忠实义务：

（一）不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产；

（二）不得挪用公司资金；

（三）不得将公司资产或者资金以其个人名义或者其他个人名义开立账户存储；

（四）不得违反本章程的规定，未经股东大会或董事会同意，将公司资金借贷给他人或者以公司财产为他人提供担保；

（五）不得违反本章程的规定或未经股东大会同意，与本公司订立合同或者进行交易；

（六）未经股东大会同意，不得利用职务便利，为自己或他人谋取本应属于公司的商业机会，自营或者为他人经营与本公司同类的业务；

（七）不得接受与公司交易的佣金归为己有；

（八）不得擅自披露公司秘密；

（九）不得利用其关联关系损害公司利益；

（十）法律、行政法规、部门规章及本章程规定的其他忠实义务。

董事违反本条规定所得的收入，应当归公司所有；给公司造成损失的，应当承担赔偿责任。

第九十八条 董事应当遵守法律、行政法规和本章程，对公司负有下列勤勉义务：

（一）应谨慎、认真、勤勉地行使公司赋予的权利，以保证公司的商业行为符合国家法律、行政法规以及国家各项经济政策的要求，商业活动不超过营业执照规定的业务范围；

（二）应公平对待所有股东；

（三）及时了解公司业务经营管理状况；

（四）应当对公司定期报告签署书面确认意见。保证公司所披露的信息真实、准确、完整；

（五）应当如实向监事会提供有关情况和资料，不得妨碍监事会或者监事行使职权；

（六）法律、行政法规、部门规章及本章程规定的其他勤勉义务。

第九十九条　董事连续两次未能亲自出席，也不委托其他董事出席董事会会议，视为不能履行职责，董事会应当建议股东大会予以撤换。

第一百条　董事可以在任期届满以前提出辞职。董事辞职应向董事会提交书面辞职报告。董事会将在2日内披露有关情况。

如因董事的辞职导致公司董事会低于法定最低人数时，在改选出的董事就任前，原董事仍应当依照法律、行政法规、部门规章和本章程规定，履行董事职务。

除前款所列情形外，董事辞职自辞职报告送达董事会时生效。

第一百零一条　董事辞职生效或者任期届满，应向董事会办妥所有移交手续，其对公司和股东承担的忠实义务，在任期结束后的合理期间内并不当然解除。其对公司商业秘密保密的义务在其任职结束后仍然有效，直至该秘密成为公开信息。其他义务的持续期间应当根据公平的原则决定，视事件发生与离任之间时间的长短，以及与公司的关系在何种情况和条件下结束。

第一百零二条　未经本章程规定或者董事会的合法授权，任何董事不得以个人名义代表公司或者董事会行事。董事以其个人名义行事时，在第三方会合理地认为该董事在代表公司或者董事会行事的情况下，该董事应当事先声明其立场和身份。

第一百零三条　董事执行公司职务时违反法律、行政法规、部门规章或本章程的规定，给公司造成损失的，应当承担赔偿责任。

第一百零四条　独立董事应按照法律、行政法规及部门规章的有关规定执行。

第二节　董事会

第一百零五条　公司设董事会，对股东大会负责。

第一百零六条　董事会由 11 名董事组成，设董事长 1 人。

第一百零七条　董事会行使下列职权：

（一）召集股东大会，并向股东大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案；

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本、发行债券或其他证券及上市方案；

（七）拟订公司重大收购、回购本公司股票或者合并、分立、解散及变更公司形式的方案；

（八）在股东大会授权范围内，决定公司对外投资、收购出售资产、资产抵押、对外担保事项、委托理财、关联交易等事项；

（九）决定公司内部管理机构的设置；

（十）聘任或者解聘公司总经理、董事会秘书；根据总经理的提名，聘任或者解聘公司副总经理、财务负责人等高级管理人员，并决定其报酬事项和奖惩事项；

（十一）制订公司的基本管理制度；

（十二）制订本章程的修改方案；

（十三）管理公司信息披露事项；

（十四）向股东大会提请聘请或更换为公司审计的会计师事务所；

（十五）听取公司总经理的工作汇报并检查总经理的工作；

（十六）法律、行政法规、部门规章或本章程授予的其他职权。

第一百零八条　公司董事会应当就注册会计师对公司财务报告出具的非标准审计意见向股东大会作出说明。

第一百零九条　董事会制定董事会议事规则，以确保董事会落实股东大会决议，提高工作效率，保证科学决策。

第一百一十条　董事会应当确定对外投资、收购出售资产、资产抵押、对外担保事项、委托理财、关联交易的权限。其范围如下：

（一）在一年内对外投资总额占公司最近一期经审计净资产的 10%以上、不

满 30%的；

（二）在一年内对公司自身项目投资总额占公司最近一期经审计净资产的 10%以上、不满 50%的；

（三）在一年内购买、出售重大资产占公司最近一期经审计净资产的 10%以上，低于公司最近一期经审计资产总额的 30%；

（四）在一年内资产抵押总额低于公司最近一期经审计净资产的 50%的；

（五）在一年内对外担保总额低于最近一期经审计净资产的 50%或总资产的 30%，单笔对外担保额低于公司最近一期经审计的净资产的 10%；

（六）在一年内委托理财总额占公司最近一期经审计净资产的 5%以上、不满 20%；

（七）关联交易金额在 300 万元以上、不满 3,000 万元，且占公司最近一期经审计净资产值的 0.5%以上、不满 5%的；

超过上述比例、金额的事项，须报股东大会批准。

董事会应建立严格的审查和决策程序；重大投资项目应当组织有关专家、专业人员进行评审，并报股东大会批准。

应由董事会审批的对外担保，必须经出席董事会的三分之二以上董事审议同意并做出决议。

第一百一十一条　董事会设董事长 1 人。董事长由董事会以全体董事的过半数选举产生。

第一百一十二条　董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）督促、检查董事会决议的执行；

（三）签署公司发行的证券和应由公司法定代表人签署的文件；

（四）行使法定代表人的职权；

（五）在发生特大自然灾害等不可抗力的紧急情况下，对公司事务行使符合法律规定和公司利益的特别处置权，并在事后向公司董事会或股东大会报告；

（六）董事会授予的其他职权。

第一百一十三条　公司董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事履行职务。

第一百一十四条　董事会每年至少召开两次会议，由董事长召集，于会议召开 10 日以前书面通知全体董事和监事。

第一百一十五条　代表 1/10 以上表决权的股东、1/3 以上董事或者监事会，可以提议召开董事会临时会议。董事长应当自接到提议后 10 日内，召集和主持董事会会议。

第一百一十六条　董事会召开临时董事会会议的通知方式为：书面通知，以专人、传真、电子邮件方式发出；通知时限为：应于会议召开的 1 日前通知全体董事。

第一百一十七条　董事会会议通知包括以下内容：

（一）会议日期和地点；

（二）会议期限；

（三）事由及议题；

（四）发出通知的日期。

第一百一十八条　董事会会议应有过半数的董事出席方可举行。董事会作出决议，必须经全体董事的过半数通过。

董事会决议的表决，实行一人一票。

第一百一十九条　董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联董事人数不足 3 人的，应将该事项提交股东大会审议。

第一百二十条　董事会决议表决方式为：现场举手表决或记名方式投票表决。

董事会临时会议在保障董事充分表达意见的前提下，可以用传真方式进行并作出决议，并由参会董事签字。

第一百二十一条　董事会会议，应由董事本人出席；董事因故不能出席，可以书面委托其他董事代为出席，委托书中应载明代理人的姓名、代理事项、授权范围和有效期限，并由委托人签名或盖章。代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席董事会会议，亦未委托代表出席的，视为放弃在

该次会议上的投票权。

第一百二十二条 董事会应当对会议所议事项的决定做成会议记录，出席会议的董事应当在会议记录上签名。

董事会会议记录作为公司档案保存，保存期限不少于 10 年。

第一百二十三条 董事会会议记录包括以下内容：

（一）会议召开的日期、地点和召集人姓名；

（二）出席董事的姓名以及受他人委托出席董事会的董事（代理人）姓名；

（三）会议议程；

（四）董事发言要点；

（五）每一决议事项的表决方式和结果（表决结果应载明赞成、反对或弃权的票数）。

第六章 总经理及其他高级管理人员

第一百二十四条 公司设总经理 1 名，由董事会聘任或解聘。

公司设副总经理若干名，由董事会聘任或解聘。

公司总经理、副总经理、财务负责人、董事会秘书为公司高级管理人员。

第一百二十五条 本章程第九十五条关于不得担任董事的情形同时适用于高级管理人员。

本章程第九十七条关于董事的忠实义务和第九十八条（四）～（六）关于勤勉义务的规定，同时适用于高级管理人员。

第一百二十六条 在公司控股股东、实际控制人单位担任除董事以外其他职务的人员，不得担任公司的高级管理人员。

第一百二十七条 总经理每届任期 3 年，总经理连聘可以连任。

第一百二十八条 总经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议，并向董事会报告工作；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的具体规章；

（六）提请董事会聘任或者解聘公司副总经理、财务负责人；

（七）决定聘任或者解聘除应由董事会决定聘任或者解聘以外的负责管理人员；

（八）本章程或董事会授予的其他职权。

总经理列席董事会会议。

第一百二十九条　总经理应制订总经理工作细则，报董事会批准后实施。

第一百三十条　总经理工作细则包括下列内容：

（一）总经理会议召开的条件、程序和参加的人员；

（二）总经理及其他高级管理人员各自具体的职责及其分工；

（三）公司资金、资产运用，签订重大合同的权限，以及向董事会、监事会的报告制度；

（四）董事会认为必要的其他事项。

第一百三十一条　总经理可以在任期届满以前提出辞职。有关总经理辞职的具体程序和办法由总经理与公司之间的劳务合同规定。

第一百三十二条　公司副总经理由总经理提请董事会聘任或者解聘，协助总经理工作。

第一百三十三条　公司设董事会秘书，董事会秘书由董事长提名，经董事会聘任或解聘。董事会秘书任期与董事会任期相同。董事会秘书任期届满前，公司解聘董事会秘书应当有充分理由，不得无故将其解聘。

董事会秘书负责公司股东大会和董事会会议的筹备、文件保管以及公司股东资料管理，办理信息披露事务等事宜。

董事会秘书应遵守法律、行政法规、部门规章及本章程的有关规定。

第一百三十四条　高级管理人员执行公司职务时违反法律、行政法规、部门规章或本章程的规定，给公司造成损失的，应当承担赔偿责任。

第七章　监事会

第一节　监事

第一百三十五条　本章程第九十五条关于不得担任董事的情形同时适用于监事。

董事、经理和其他高级管理人员不得兼任监事。

第一百三十六条　监事应当遵守法律、行政法规和本章程，对公司负有忠实义务和勤勉义务，不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产。

第一百三十七条　监事的任期每届为 3 年。监事任期届满，连选可以连任。

第一百三十八条　监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律、行政法规和本章程的规定，履行监事职务。

第一百三十九条　监事应当保证公司披露的信息真实、准确、完整。

第一百四十条　监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

第一百四十一条　监事不得利用其关联关系损害公司利益，若给公司造成损失的，应当承担赔偿责任。

第一百四十二条　监事执行公司职务时违反法律、行政法规、部门规章或本章程的规定，给公司造成损失的，应当承担赔偿责任。

第二节　监事会

第一百四十三条　公司设监事会。监事会由 5 名监事组成，监事会设主席 1 人。监事会主席由全体监事过半数选举产生。监事会主席召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

监事会应当包括股东代表和适当比例的公司职工代表，其中职工代表的比例不低于 1/3。监事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

第一百四十四条　监事会行使下列职权：

（一）应当对董事会编制的公司定期报告进行审核并提出书面审核意见；

（二）检查公司财务；

（三）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、本章程或者股东大会决议的董事、高级管理人员提出罢免的建议；

（四）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人员予以纠正；

（五）提议召开临时股东大会，在董事会不履行《公司法》规定的召集和主持股东大会职责时召集和主持股东大会；

（六）向股东大会提出提案；

（七）依照《公司法》第一百五十二条的规定，对董事、高级管理人员提起诉讼；

（八）发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所、律师事务所等专业机构协助其工作，费用由公司承担。

第一百四十五条　监事会每6个月至少召开一次会议。监事可以提议召开临时监事会会议。

监事会决议应当经半数以上监事通过。

第一百四十六条　监事会制定监事会议事规则，明确监事会的议事方式和表决程序，以确保监事会的工作效率和科学决策。

第一百四十七条　监事会应当将所议事项的决定做成会议记录，出席会议的监事应当在会议记录上签名。

监事有权要求在记录上对其在会议上的发言作出某种说明性记载。监事会会议记录作为公司档案至少保存10年。

第一百四十八条　监事会会议通知包括以下内容：

（一）举行会议的日期、地点和会议期限；

（二）事由及议题；

（三）发出通知的日期。

第八章　财务会计制度、利润分配和审计

第一节 财务会计制度

第一百四十九条　公司依照法律、行政法规和国家有关部门的规定，制定公司的财务会计制度。

第一百五十条　公司在每一会计年度结束之日起 4 个月内向中国证监会和证券交易所报送年度财务会计报告，在每一会计年度前 6 个月结束之日起 2 个月内向中国证监会派出机构和证券交易所报送半年度财务会计报告，在每一会计年度前 3 个月和前 9 个月结束之日起的 1 个月内向中国证监会派出机构和证券交易所报送季度财务会计报告。

上述财务会计报告按照有关法律、行政法规及部门规章的规定进行编制。

第一百五十一条　公司除法定的会计账簿外，将不另立会计账簿。公司的资产，不以任何个人名义开立账户存储。

第一百五十二条　公司分配当年税后利润时，应当提取利润的 10%列入公司法定公积金。公司法定公积金累计额为公司注册资本的 50%以上的，可以不再提取。

公司的法定公积金不足以弥补以前年度亏损的，在依照前款规定提取法定公积金之前，应当先用当年利润弥补亏损。

公司从税后利润中提取法定公积金后，经股东大会决议，还可以从税后利润中提取任意公积金。

公司弥补亏损和提取公积金后所余税后利润，按照股东持有的股份比例分配，但本章程规定不按持股比例分配的除外。

股东大会违反前款规定，在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。

公司持有的本公司股份不参与分配利润。

第一百五十三条　公司的公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司资本。但是，资本公积金将不用于弥补公司的亏损。

法定公积金转为资本时，所留存的该项公积金将不少于转增前公司注册资本的 25%。

第一百五十四条　公司股东大会对利润分配方案作出决议后，公司董事会须在股东大会召开后 2 个月内完成股利（或股份）的派发事项。

第一百五十五条　公司利润分配政策为：进行利润分配时，公司可以采取现金或者股票方式进行。

第二节　内部审计

第一百五十六条　公司实行内部审计制度，配备专职审计人员，对公司财务收支和经济活动进行内部审计监督。

第一百五十七条　公司内部审计制度和审计人员的职责，应当经董事会批准后实施。审计负责人向董事会负责并报告工作。

第三节　会计师事务所的聘任

第一百五十八条　公司聘用取得“从事证券相关业务资格”的会计师事务所进行会计报表审计、净资产验证及其他相关的咨询服务等业务，聘期 1 年，可以续聘。

第一百五十九条　公司聘用会计师事务所必须由股东大会决定，董事会不得在股东大会决定前委任会计师事务所。

第一百六十条　公司保证向聘用的会计师事务所提供真实、完整的会计凭证、会计账簿、财务会计报告及其他会计资料，不得拒绝、隐匿、谎报。

第一百六十一条　会计师事务所的审计费用由股东大会决定。

第一百六十二条　公司解聘或者不再续聘会计师事务所时，至少提前 20 天事先通知会计师事务所，公司股东大会就解聘会计师事务所进行表决时，允许会计师事务所陈述意见。

会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情形。

第九章 通知和公告

第一节　通知

第一百六十三条　公司的通知以下列形式发出：

（一）以专人送出；

（二）以邮件方式送出；

（三）以公告方式进行；

（四）本章程规定的其他形式。

第一百六十四条　公司发出的通知，以公告方式进行的，一经公告，视为所有相关人员收到通知。

第一百六十五条　公司召开股东大会的会议通知，以公告方式进行。

第一百六十六条　公司召开董事会的会议通知，以专人或邮件、传真方式送出。

第一百六十七条　公司召开监事会的会议通知，以专人或邮件、传真方式送出。

第一百六十八条　公司通知以专人送出的，由被送达人在送达回执上签名（或盖章），被送达人签收日期为送达日期；公司通知以邮件送出的，自交付邮局之日起第 3 个工作日为送达日期；公司通知以传真方式送出的，以传真发出日期为送达日期；公司通知以电子邮件方式送出的，以电子邮件发出日期为送达日期；公司通知以公告方式送出的，第一次公告刊登日期为送达日期。

第一百六十九条　因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。

第二节　公告

第一百七十条　公司指定《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网 http//www.cninfo.com.cn 作为刊登公司公告和其他需要披露信息的媒体。

第十章　合并、分立、增资、减资、解散和清算

第一节　合并、分立、增资和减资

第一百七十一条　公司合并可以采取吸收合并或者新设合并。

一个公司吸收其他公司为吸收合并，被吸收的公司解散。两个以上公司合并设立一个新的公司为新设合并，合并各方解散。

第一百七十二条　公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起 10 日内通知债权人，并于 30 日内在《中国证券报》、《证券时报》、《上海证券报》上公告。债权人自接到通知书之日起 30 日内，未接到通知书的自公告之日起 45 日内，可以要求公司清偿债务或者提供相应的担保。

第一百七十三条　公司合并时，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第一百七十四条　公司分立，其财产作相应的分割。

公司分立，应当编制资产负债表及财产清单。公司应当自作出分立决议之日起10日内通知债权人，并于30日内在《中国证券报》、《证券时报》、《上海证券报》上公告。

第一百七十五条　公司分立前的债务由分立后的公司承担连带责任。但是，公司在分立前与债权人就债务清偿达成的书面协议另有约定的除外。

第一百七十六条　公司需要减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起10日内通知债权人，并于30日内在《中国证券报》、《证券时报》、《上海证券报》上公告。债权人自接到通知书之日起30日内，未接到通知书的自公告之日起45日内，有权要求公司清偿债务或者提供相应的担保。

公司减资后的注册资本将不低于法定的最低限额。

第一百七十七条　公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，应当依法办理公司注销登记；设立新公司的，应当依法办理公司设立登记。

公司增加或者减少注册资本，应当依法向公司登记机关办理变更登记。

第二节　解散和清算

第一百七十八条　公司因下列原因解散：

（一）本章程规定的营业期限届满或者本章程规定的其他解散事由出现；

（二）股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）依法被吊销营业执照、责令关闭或者被撤销；

（五）公司经营管理发生严重困难，继续存续会使股东利益受到重大损失，通过其他途径不能解决的，持有公司全部股东表决权10%以上的股东，可以请求人民法院解散公司。

第一百七十九条　公司有本章程第一百七十八条第（一）项情形的，可以通过修改本章程而存续。

依照前款规定修改本章程，须经出席股东大会会议的股东所持表决权的2/3

以上通过。

第一百八十条　公司因本章程第一百七十八条第（一）项、第（二）项、第（四）项、第（五）项规定而解散的，应当在解散事由出现之日起 15 日内成立清算组，开始清算。清算组由董事会或者股东大会确定的人员组成。逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组进行清算。

第一百八十一条　清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知、公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款以及清算过程中产生的税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百八十二条　清算组应当自成立之日起 10 日内通知债权人，并于 60 日内在《中国证券报》、《证券时报》、《上海证券报》上公告。债权人应当自接到通知书之日起 30 日内，未接到通知书的自公告之日起 45 日内，向清算组申报其债权。

债权人申报债权，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

在申报债权期间，清算组不得对债权人进行清偿。

第一百八十三条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者人民法院确认。

公司财产在分别支付清算费用、职工的工资、社会保险费用和法定补偿金，缴纳所欠税款，清偿公司债务后的剩余财产，公司按照股东持有的股份比例分配。

清算期间，公司存续，但不能开展与清算无关的经营活动。公司财产在未按前款规定清偿前，将不会分配给股东。

第一百八十四条　清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当依法向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百八十五条　公司清算结束后，清算组应当制作清算报告，报股东大会或者人民法院确认，并报送公司登记机关，申请注销公司登记，公告公司终止。

第一百八十六条　清算组成员应当忠于职守，依法履行清算义务。

清算组成员不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组成员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第一百八十七条　公司被依法宣告破产的，依照有关企业破产的法律实施破产清算。

第十一章　修改章程

第一百八十八条　有下列情形之一的，公司应当修改章程：

（一）《公司法》或有关法律、行政法规修改后，章程规定的事项与修改后的法律、行政法规的规定相抵触；

（二）公司的情况发生变化，与章程记载的事项不一致；

（三）股东大会决定修改章程。

第一百八十九条　股东大会决议通过的章程修改事项应经主管机关审批的，须报主管机关批准；涉及公司登记事项的，依法办理变更登记。

第一百九十条　董事会依照股东大会修改章程的决议和有关主管机关的审批意见修改本章程。

第一百九十一条　章程修改事项属于法律、法规要求披露的信息，按规定予以公告。

第十二章　附则

第一百九十二条　释义

（一）控股股东，是指其持有的股份占公司股本总额 50%以上的股东；持有

股份的比例虽然不足 50%，但依其持有的股份所享有的表决权已足以对股东大会的决议产生重大影响的股东。

（二）实际控制人，是指虽不是公司的股东，但通过投资关系、协议或者其他安排，能够实际支配公司行为的人。

（三）关联关系，是指公司控股股东、实际控制人、董事、监事、高级管理人员与其直接或者间接控制的企业之间的关系，以及可能导致公司利益转移的其他关系。但是，国家控股的企业之间不仅因为同受国家控股而具有关联关系。

第一百九十三条　董事会可依照章程的规定，制订章程细则。章程细则不得与章程的规定相抵触。

第一百九十四条　本章程以中文书写，其他任何语种或不同版本的章程与本章程有歧义时，以在湖北省工商行政管理局最近一次核准登记后的中文版章程为准。

第一百九十五条　本章程所称“以上”、“以内”、“以下”，都含本数；“不满”、“以外”、“低于”、“多于”不含本数。

第一百九十六条　本章程由公司董事会负责解释。

第一百九十七条　本章程附件包括股东大会议事规则、董事会议事规则和监事会议事规则。

第一百九十八条　本章程自发布之日起施行。

附件二：

大冶特殊钢股份有限公司股东大会议事规则

第一章 总则

第一条 为了维护股东合法权益，规范公司行为，保证股东大会依法行使职权，根据《中华人民共和国公司法》（以下简称《公司法》）、《中华人民共和国证券法》（以下简称《证券法》）、《上市公司股东大会规则》（以下简称股东大会规则）、《大冶特殊钢股份有限公司章程》（以下简称公司章程）的规定，特制定本规则。

第二条 公司应当严格按照法律、行政法规、部门规则及公司章程的相关规定召开股东大会，保证股东能够依法行使权利。

公司董事会应当切实履行职责，认真、按时组织股东大会。公司全体董事应当勤勉尽责，确保股东大会正常召开和依法行使职权。

第三条 股东大会应当在《公司法》和公司章程规定的范围内行使职权。

第四条 股东大会分为年度股东大会和临时股东大会。年度股东大会每年召开一次，应当于上一会计年度结束后的 6 个月内举行。临时股东大会不定期召开，有下列情形之一的，应当在 2 个月内召开临时股东大会：

（一）董事人数不足 8 人时；

（二）公司未弥补的亏损达实收股本总额三分之一时；

（三）单独或者合计持有公司 10%以上股份的股东请求时；

（四）董事会认为必要时；

（五）监事会提议召开时；

（六）公司章程规定的其他情形。

公司在上述期限内不能召开股东大会的，应当报告公司所在地中国证监会派出机构和公司股票挂牌交易的证券交易所（以下简称“证券交易所”），说明原因并公告。

第五条　公司召开股东大会，应当聘请律师对以下问题出具法律意见并公告：

（一）会议的召集、召开程序是否符合法律、行政法规、公司章程和本议事规则的规定；

（二）出席会议人员的资格、召集人资格是否合法有效；

（三）会议的表决程序、表决结果是否合法有效；

（四）应公司要求对其他有关问题出具的法律意见。

第二章　股东大会的职权

第六条　股东大会是公司的权力机构，依法行使下列职权：

（一）决定公司经营方针和投资计划；

（二）选举和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；

（三）审议批准董事会的报告；

（四）审议批准监事会报告；

（五）审议批准公司的年度财务预算方案、决算方案；

（六）审议批准公司的利润分配方案和弥补亏损方案；

（七）对公司增加或者减少注册资本作出决议；

（八）对发行公司债券作出决议；

（九）对公司合并、分立、解散、清算或者变更公司形式作出决议；

（十）修改公司章程；

（十一）对公司聘用、解聘会计师事务所作出决议；

（十二）审议批准公司章程规定的担保事项；

（十三）审议公司在一年内购买、出售重大资产超过公司最近一期经审计总资产 30%的事项；

（十四）审议批准公司对外投资总额占公司最近一期经审计净资产的 30%以上投资项目；

（十五）审议批准公司对自身项目投资总额占公司最近一期经审计净资产50%以上的投资项目；

（十六）审议批准交易涉及的资产总额占公司最近一期经审计的净资产 50%以上的资产抵押事项；

（十七） 审议批准交易发生额占公司最近一期经审计净资产 20%以上的委托理财事项；

（十八）审议批准公司与其关联人达成的交易金额在 3,000 万元以上，且占公司最近一期经审计的净资产 5%以上的关联交易事项；

（十九）审议批准变更募集资金用途事项；

（二十）审议股权激励计划 ；

（二十一）审议法律、行政法规、部门规章或公司章程规定应当由股东大会决定的其他事项。

第三章　股东大会的召集

第七条　董事会应当在本规则第四条规定的期限内按时召集股东大会。

第八条　独立董事有权向董事会提议召开临时股东大会。对独立董事要求召开临时股东大会的提议，董事会应当根据法律、行政法规和公司章程的规定，在收到提议后 10 日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，应当在作出董事会决议后的 5 日内发出召开股东大会的通知；董事会不同意召开临时股东大会的，应当说明理由并公告。

第九条　监事会有权向董事会提议召开临时股东大会，并应当以书面形式向董事会提出。董事会应当根据法律、行政法规和公司章程的规定，在收到提议后 10 日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，应当在作出董事会决议后的 5 日内发出召开股东大会的通知，通知中对原提议的变更，应当征得监事会的同意。

董事会不同意召开临时股东大会，或者在收到提议后 10 日内未作出书面反馈的，视为董事会不能履行或者不履行召集股东大会会议职责，监事会可以自行

召集和主持。

第十条　单独或者合计持有公司 10%以上股份的股东有权向董事会请求召开临时股东大会，并应当以书面形式向董事会提出。董事会应当根据法律、行政法规和公司章程的规定，在收到请求后 10 日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，应当在作出董事会决议后的 5 日内发出召开股东大会的通知，通知中对原请求的变更，应当征得相关股东的同意。

董事会不同意召开临时股东大会，或者在收到请求后 10 日内未作出反馈的，单独或者合计持有公司 10%以上股份的股东有权向监事会提议召开临时股东大会，并应当以书面形式向监事会提出请求。

监事会同意召开临时股东大会的，应在收到请求 5 日内发出召开股东大会的通知，通知中对原请求的变更，应当征得相关股东的同意。

监事会未在规定期限内发出股东大会通知的，视为监事会不召集和主持股东大会，连续 90 日以上单独或者合计持有公司 10%以上股份的股东可以自行召集和主持。

第十一条　监事会或股东决定自行召集股东大会的，应当书面通知董事会，同时向公司所在地中国证监会派出机构和证券交易所备案。

在股东大会决议公告前，召集股东持股比例不得低于 10%。

监事会和召集股东应在发出股东大会通知及发布股东大会决议公告时，向公司所在地中国证监会派出机构和证券交易所提交有关证明材料。

第十二条　对于监事会或股东自行召集的股东大会，董事会和董事会秘书应予配合。董事会应当提供股权登记日的股东名册。董事会未提供股东名册的，召集人可以持召集股东大会通知的相关公告，向证券登记结算机构申请获取。召集人所获取的股东名册不得用于除召开股东大会以外的其他用途。

第十三条　监事会或股东自行召集的股东大会，会议所必需的费用由公司承担。

第四章　股东大会的提案与通知

第十四条　股东大会提案的内容应当属于股东大会职权范围，有明确议题和具体决议事项，并且符合法律、行政法规和公司章程的有关规定。

第十五条　单独或者合计持有公司 3%以上股份的股东，可以在股东大会召开 10 日前提出临时提案并书面提交召集人。召集人应当在收到提案后 2 日内发出股东大会补充通知，公告临时提案的内容。

除前款规定外，召集人在发出股东大会通知后，不得修改股东大会通知中已列明的提案或增加新的提案。

股东大会通知中未列明或不符合本规则第十四条规定的提案，股东大会不得进行表决并作出决议。

第十六条　召集人应当在年度股东大会召开 20 日前以公告方式通知各股东，临时股东大会应当于会议召开 15 日前以公告方式通知各股东。根据提案需求，公司实施网络投票的，在发布股东大会通知后，应当在股权登记日后 3 日内再次公告股东大会通知。

第十七条　股东大会通知和补充通知中应当充分、完整披露所有提案的具体内容，以及为使股东对拟讨论的事项作出合理判断所需的全部资料或解释。拟讨论的事项需要独立董事发表意见的，发出股东大会通知或补充通知时应当同时披露独立董事的意见及理由。

第十八条　股东大会拟讨论董事、监事选举事项的，股东大会通知中应当充分披露董事、监事候选人的详细资料，至少包括以下内容：

（一）教育背景、工作经历、兼职等个人情况；

（二）与公司或其控股股东及实际控制人是否存在关联关系；

（三）披露持有上市公司股份数量；

（四）是否受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

除采取累积投票制选举董事、监事外，每位董事、监事候选人应当以单项提案提出。

第十九条　股东大会通知中应当列明会议时间、地点，并确定股权登记日。股权登记日与会议日期之间的间隔应当不多于 7 个工作日。股权登记日一旦确

认，不得变更。

第二十条　发出股东大会通知后，无正当理由，股东大会不得延期或取消，股东大会通知中列明的提案不得取消。一旦出现延期或取消的情形，召集人应当在原定召开日前至少 2 个工作日公告并说明原因。

第五章　股东大会的召开

第二十一条　公司应当在公司住所地或公司章程规定的地点召开股东大会。

股东大会应当设置会场，以现场会议形式召开。根据提案需要，公司可以采用安全、经济、便捷的网络或其他方式为股东参加股东大会提供便利。股东通过上述方式参加股东大会的，视为出席。

股东可以亲自出席股东大会并行使表决权，也可以委托他人代为出席和在授权范围内行使表决权。

第二十二条　公司股东大会采用网络或其他方式的，应当在股东大会通知中明确载明网络或其他方式的表决时间以及表决程序。

股东大会网络或其他方式投票的开始时间，不得早于现场股东大会召开前一日下午 3:00 时，并不得迟于现场股东大会召开当日上午 9:30 时，其结束时间不得早于现场股东大会结束当日下午 3:00 时。

第二十三条　董事会和其他召集人应当采取必要措施，保证股东大会的正常秩序。除参加会议的股东（或代理人）、董事、监事、高级管理人员、聘请的律师以及董事会特别邀请的人员外，公司有权拒绝其他人士入场。对于干扰股东大会、寻衅滋事和侵犯股东合法权益的行为，应当采取措施加以制止并及时报告有关部门查处。

第二十四条　股权登记日登记在册的所有股东或其代理人，均有权出席股东大会，公司和召集人不得以任何理由拒绝。

第二十五条　股东出席股东大会，应按照会议通知进行登记，会议登记可以采用传真或电子邮件方式进行。实施网络投票的，股东资格认定和登记按照有关

规定办理。

第二十六条　股东进行会议登记应当提供下列文件：个人股东亲自出席会议的，应出示本人身份证或其他能够表明其身份的有效证件或证明、股票账户卡；委托代理人出席会议的，应出示本人有效身份证件、股东授权委托书。法人股股东的法定代表人出席会议的，应出示本人身份证、能证明其具有法定代表人资格的有效证明；委托代理人出席会议的，代理人应出示本人身份证、法人股东单位的法定代表人依法出具的书面授权委托书。

第二十七条　股东出具的委托他人出席股东大会的授权委托书应当载明下列内容：

（一）代理人的姓名；

（二）是否具有表决权；

（三）分别对列入股东大会议程的每一审议事项投赞成、反对或弃权票的指示；

（四）委托书签发日期和有效期限；

（五）委托人签名（或盖章）。委托人为法人股东的，应加盖法人单位印章。

第二十八条　召集人和律师应当依据证券登记结算机构提供的股东名册共同对股东资格的合法性进行验证，并登记股东姓名或名称及其所持有表决权的股份数。在会议主持人宣布现场出席会议的股东和代理人人数及所持有表决权的股份总数之前，会议登记应当终止。

第二十九条　公司召开股东大会，全体董事、监事和董事会秘书应当出席会议，经理和其他高级管理人员应当列席会议。

第三十条　股东大会由董事长主持。董事长不能履行职务或不履行职务时，由半数以上董事共同推举的一名董事主持。

监事会自行召集的股东大会，由监事会主席主持。监事会主席不能履行职务或不履行职务时，由半数以上监事共同推举的一名监事主持。

股东自行召集的股东大会，由召集人推举代表主持。

召开股东大会时，会议主持人违反议事规则使股东大会无法继续进行的，经现场出席股东大会有表决权过半数的股东同意，股东大会可推举一人担任会议主持人，继续开会。

第三十一条　在年度股东大会上，董事会、监事会应当就其过去一年的工作向股东大会作出报告，每名独立董事也应作出述职报告。

第三十二条　董事、监事、高级管理人员在股东大会上应就股东的质询作出解释和说明。

第三十三条　会议主持人应当在表决前宣布现场出席会议的股东和代理人人数及所持有表决权的股份总数，现场出席会议的股东和代理人人数及所持有表决权的股份总数以会议登记为准。

第三十四条　召集人应当保证股东大会连续举行，直至形成最终决议。因不可抗力等特殊原因导致股东大会中止或不能作出决议的，应采取必要措施尽快恢复召开股东大会或直接终止本次股东大会，并及时公告。同时，召集人应向公司所在地中国证监会派出机构及证券交易所报告。

第六章　股东大会的表决和决议

第三十五条　股东大会采取记名方式投票表决

第三十六条　股东或股东代理人以其所代表的有表决权的股份数额行使表决权，每一股份享有一票表决权。

公司持有的本公司股份没有表决权，且该部分股份不计入出席股东大会有表决权的股份总数。

董事会、独立董事和符合相关规定条件的股东可以征集股东投票权。

第三十七条　股东大会就选举董事、监事进行表决时，根据公司章程的规定或者股东大会的决议，可以实行累积投票制。

前款所称累积投票制是指股东大会选举董事或者监事时，每一股份拥有与应选董事或者监事人数相同的表决权，股东拥有的表决权可以集中使用。

第三十八条　除累积投票制外，股东大会对所有提案应当逐项表决。对同一事项有不同提案的，应当按提案提出的时间顺序进行表决。除因不可抗力等特殊原因导致股东大会中止或不能作出决议外，股东大会不得对提案进行搁置或不予表决。

第三十九条　股东与股东大会拟审议事项有关联关系时，应当回避表决，其所持有表决权的股份不计入出席股东大会有表决权的股份总数。

第四十条　股东大会审议提案时，不得对提案进行修改，否则，有关变更应当被视为一个新的提案，不得在本次股东大会上进行表决。

第四十一条　同一表决权只能选择现场、网络或其他表决方式中的一种。同一表决权出现重复表决的以第一次投票结果为准。

第四十二条　出席股东大会的股东，应当对提交表决的提案发表以下意见之一：同意、反对或弃权。

未填、错填、字迹无法辨认的表决票或未投的表决票均视为投票人放弃表决权利，其所持股份数的表决结果应计为“弃权”。

第四十三条　股东大会对提案进行表决前，应当推举两名股东代表参加计票和监票。审议事项与股东有关联关系的，相关股东及代理人不得参加计票、监票。

股东大会对提案进行表决时，应当由律师、股东代表与监事代表共同负责计票、监票。

通过网络或其他方式投票的公司股东或其代理人，有权通过相应的投票系统查验自己的投票结果。

第四十四条　股东大会会议现场结束时间不得早于网络或其他方式，会议主持人应当在会议现场宣布每一提案的表决情况和结果，并根据表决结果宣布提案是否通过。

在正式公布表决结果前，股东大会现场、网络及其他表决方式中所涉及的公司、计票人、监票人、主要股东、网络服务方等相关各方对表决情况均负有保密义务。

第四十五条　股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东或其代理人所持表决权的 1/2 以上通过。

股东大会作出特别决议，应当由出席股东大会的股东或其代理人所持表决权的 2/3 以上通过。

第四十六条　下列事项由股东大会以普通决议通过：

（一）董事会和监事会的工作报告；

（二）董事会拟定的利润分配方案和弥补亏损方案；

（三）董事会和监事会成员的任免及其报酬和支付方法；

（四）公司年度预算方案、决算方案；

（五）公司年度报告；

除法律、行政法规规定或者公司章程规定应当以特别决议通过以外的其他事项。

第四十七条　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）公司的分立、合并、解散和清算；

（三）公司章程的修改；

（四）公司在一年内购买、出售重大资产或者担保金额超过公司最近一期经审计总资产 30%的；

（五）股权激励计划；

（六）法律、行政法规或公司章程规定的，以及股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

第七章　股东大会的记录与公告

第四十八条　股东大会会议记录由董事会秘书负责，会议记录应记载以下内容：

（一）会议时间、地点、议程和召集人姓名或名称；

（二）会议主持人以及出席或列席会议的董事、监事、董事会秘书、经理和其他高级管理人员姓名；

（三）出席会议的股东和代理人人数、所持有表决权的股份总数及占公司股份总数的比例；

（四）对每一提案的审议经过、发言要点和表决结果；

（五）股东的质询意见或建议以及相应的答复或说明；

（六）律师及计票人、监票人姓名；

（七）公司章程规定应当载入会议记录的其他内容。

出席会议的董事、董事会秘书、召集人或其代表、会议主持人应当在会议记录上签名，并保证会议记录内容真实、准确和完整。会议记录应当与现场出席股东的签名册及代理出席的委托书、网络及其它方式表决情况的有效资料一并保存，保存期限不少于10年。

第四十九条　股东大会决议应当及时公告，公告中应列明出席会议的股东和代理人人数、所持有表决权的股份总数及占公司有表决权股份总数的比例、表决方式、每项提案的表决结果和通过的各项决议的详细内容。

第五十条　提案未获通过，或者本次股东大会变更前次股东大会决议的，应当在股东大会决议公告中作特别提示。

第五十一条　股东大会通过有关董事、监事选举提案的，新任董事、监事按公司章程的规定就任。

第五十二条　股东大会通过有关派现、送股或资本公积转增股本提案的，公司应当在股东大会结束后2个月内实施具体方案。

第五十三条　公司股东大会决议内容违反法律、行政法规的无效。

股东大会的会议召集程序、表决方式违反法律、行政法规或者公司章程，或者决议内容违反公司章程的，股东可以自决议作出之日起60日内，请求人民法院撤销。

第八章　附则

第五十四条　本规则所称公告或通知，是指在中国证监会指定报刊上刊登有关信息披露内容。公告或通知篇幅较长的，公司可以选择在中国证监会指定报刊上对有关内容作摘要性披露，但全文应当同时在中国证监会指定的网站上公布。

本规则所称的股东大会补充通知应当在刊登会议通知的同一指定报刊上公告。

第五十五条　本规则所称“以上”、“内”，含本数；“过”、“低于”、“多于”、“不足”，不含本数。

第五十六条　本规则未尽事宜，按国家的有关法律、行政法规和公司章程执行。

第五十七条　本规则由公司董事会负责解释。

第五十八条　本规则自股东大会通过之日起施行。

附件三：

大冶特殊钢股份有限公司董事会议事规则

第一章　总则

第一条　为了规范公司董事会的议事方法和程序，确保董事会的工作效率和科学决策，根据《公司法》、《上市公司治理准则》、《公司章程》的规定，制定本议事规则。

第二条　公司董事会在公司治理结构中处于重要地位。公司董事会实行集体领导、民主决策制度。未经董事会合法授权，任何董事不得以个人名义行使董事会的职权。

第三条　公司董事会由 11 名董事组成，其中独立董事 4 名。董事应当遵守法律、法规和公司章程规定，忠实履行职责，以公司和股东利益最大化为行为准则。

第二章　董事会的职权

第四条　董事会行使下列职权：

（一）负责召集股东大会，并向大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本、发行债券或其他证券及上市方案；

（七）拟订公司重大收购、回购本公司股票或者合并、分立、解散及变更公司形式的方案；

（八）在股东大会授权范围内，决定公司的对外投资、收购出售资产、资产抵押、对外担保、委托理财、关联交易等事项；

（九）决定公司内部管理机构的设置；

（十）聘任或者解聘公司总经理、董事会秘书；根据总经理的提名，聘任或者解聘公司副总经理、财务负责人等高级管理人员，并决定其报酬事项和奖惩事项；

（十一）制订公司的基本管理制度；

（十二）制订公司章程的修改方案；

（十三）管理公司信息披露事项；

（十四）向股东大会提请聘请或更换为公司审计的会计师事务所；

（十五）听取公司总经理的工作汇报并检查总经理的工作；

（十六）法律、法规、公司章程以及股东大会授予的其他职权.

第五条　董事会应当确定对外投资、收购出售资产、资产抵押、对外担保事项、委托理财、关联交易的权限。其范围如下：

（一）在一年内对外投资总额占公司最近一期经审计净资产的10%以上、不满30%；

（二）在一年内对公司自身项目投资总额占公司最近一期经审计净资产的10%以上、不满50%的；

（三）在一年内购买、出售重大资产占公司最近一期经审计净资产的10%以上、低于公司最近一期经审计资产总额的30%；

（四）在一年内资产抵押总额低于公司最近一期经审计净资产的50%；

（五）在一年内对外担保总额低于公司最近一期经审计净资产的50%或总资产的30%，单笔对外担保额低于公司最近一期经审计的净资产的10%；

（六）在一年内委托理财总额占公司最近一期经审计净资产的 5%以上、不满20%；

（七）关联交易金额在300万元以上、不满3,000万元，且占公司最近一期经审计净资产值的0.5%以上、不满5%的；

董事会应建立严格的审查和决策程序，重大投资项目应当组织有关专家、专业人员进行评审，并报股东大会批准。应由董事会审批的对外担保，必须经出席董事会的三分之二以上董事审议同意并做出决议。

第三章　董事长的职权；

第六条　董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）督促、检查董事会决议的执行；

（三）签署公司发行的证券和应由公司法定代表人签署的文件；

（四）行使法定代表人的职权；

（五）在发生特大自然灾害等不可抗力的紧急情况下，对公司事务行使符合法律规定和公司利益的特别处置权，并在事后向公司董事会或股东大会报告；

（六）董事会授予的其他职权。

第七条　董事长不能履行职务或者不履行职务时，由半数以上董事共同推举一名董事履行职务。

第四章　董事会会议的通知与召集

第八条　董事会会议分为定期会议和临时会议。董事会定期会议每年至少召开两次，于会议召开 10 日前以书面通知董事及列席人员。

董事会召开临时会议，应于会议召开 1 日前以专人、传真、电子邮件等方式通知董事及列席人员。

第九条　董事会会议通知包括以下内容：

（一）会议日期与地点；

（二）会议期限；

（三）事由及议题；

（四）发出通知的日期。

第十条　有下列情形之一的，董事长应在 10 个工作日内召集临时董事会会议：

（一）董事长认为必要时；

（二）代表 1/10 以上表决权的股东提议时；

（三）1/3 以上董事联名提议时；

（四）1/2 以上独立董事联名提议时；

（五）监事会提议时；

（六）总经理提议时。

第十一条　董事会会议应由 1/2 以上董事出席方可举行。由董事亲自出席。董事因故不能出席的，可以书面委托其他董事代为出席。

委托书应当载明代理人的姓名、代理事项、权限和有效期限，并由委托人签名或盖章。代为出席会议的董事应当在授权范围内行使董事的权利。

第十二条　委托和受托出席董事会会议应遵循以下原则：在审议关联交易事项时，非关联董事不得委托关联董事代为出席，关联董事也不得接受非关联董事的委托；独立董事也不得委托非独立董事代为出席，非独立董事也不得接受独立董事的委托；一名董事不得接受超过两名董事的委托，董事也不得委托已经接受两名其他董事委托的董事代为出席。

第十三条　董事未出席董事会会议，亦未委托代表出席的，视为放弃在该次会议上的投票权。董事连续二次未能亲自出席，也不委托其他董事出席董事会会议，视为不能履行职责，董事会应当建议股东大会予以撤换。

第十四条　监事、总经理列席董事会会议。根据董事会会议的议题，董事会还可确定其他相关人员列席会议。

第十五条　董事会会议由董事长主持。董事长不能履行职务或不履行职务时，可由 1/2 以上董事共同推举一名董事负责召集会议。

第十六条　董事会临时会议在保障董事充分表达意见的前提下，可以用传真方式进行并作出决议，由参会董事签字。

第五章　董事会会议议题的提出

第十七条　董事会议题应当符合下述条件：

（一）与法律、法规、公司章程的规定不抵触，并属于公司经营管理活动范围及董事会职责范围；

（二）符合公司和股东利益；

（三）明确的议题和具体事项；

（四）以书面形式提交。

第十八条　公司董事、监事会、总经理、有权股东等需要提交董事会研究讨论的议题，应预先提交董事会秘书室，经董事会秘书室分类整理，由董事会秘书

或证券事务代表对拟提交董事会讨论的议题文件的合法合规性进行审阅，报董事长或会议主持人确定后列入会议议程。

第十九条　提案人提交的符合条件的议题，原则上都应列入会议议程。对未列入议程的议题，董事长或会议主持人应以书面形式向提案人说明理由，不得无故不列入会议议程。

第二十条　对董事长不同意列入议程的议题，提案人有权在董事会上要求讨论，经出席会议 1/3 以上董事同意，可列入会议议题审议。

第二十一条　董事会讨论的议题内容随董事会通知一起发给全体董事和列席会议人员。

第二十二条　董事和列席会议人员有责任保管好所有会议文件、资料，不得外传，不得遗失。

第六章　董事会会议的议事和决议

第二十三条　董事会实行一事一议制，对每一议案，分别审议，分别表决。

第二十四条　董事会会议应当民主议事，尊重每个董事的意见，在作出决议时允许董事保留意见。列席董事会会议人员都有发言权，但没有表决权。

第二十五条　董事会在审议关联交易事项时，关联董事可以就议案发表意见，但在表决时应当回避，不得参加表决。

第二十六条　根据《关于在上市公司建立独立董事制度的指导意见》及其他相关规定，须独立董事事前认可或事中发表独立意见的事项，独立董事应当按规定进行。董事会应尊重独立董事的意见。

第二十七条　董事会会议无论采取何种方式召开，出席会议的董事对会议的各项议题，须有明确的同意、反对或放弃的表决意见。

第二十八条　董事会会议表决时，每位董事均有一票表决权。董事会决议，须经全体董事过半数通过。

公司董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事不足 3 人的，应将该事项提交公司股东大会审

议。

第二十九条　董事会决议违反法律、法规或者公司章程，致使公司遭受损失的，参与决议的董事对公司负赔偿责任。但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第三十条　董事会会议由董事会秘书或证券事务代表作出记录，并由出席会议的董事和记录人签字。董事会会议记录作为公司档案由董事会秘书室保存，保存期限不少于10年。

第三十一条　董事会会议记录包括以下内容：

（一）会议召开的日期、地点和召集人姓名；

（二）出席董事的姓名以及受他人委托出席董事会的董事（代理人）姓名；

（三）会议议程；

（四）董事发言要点；

（五）每一决议事项的表决方式和结果（表决结果应载明赞成、反对或弃权的票数）。

第七章　董事会决议公告及贯彻落实

第三十二条　董事会决议在通过正常渠道披露之前，参加会议人员不得以任何方式泄密。如由此产生的后果，由当事人承担。

第三十三条　董事会会议结束后，董事会秘书或证券事务代表及时将董事会决议报深圳证券交易所备案，并按规定予以公告。

第三十四条　董事会决议公告包括以下内容：

（一）会议通知发出时间和方式；

（二）会议召开的时间、地点、方式以及是否符合法律、法规、规章和公司章程规定的说明；

（三）亲自出席、委托他人出席和缺席的董事人数和姓名、缺席理由和受托董事姓名；

（四）每项议案获得同意、反对和弃权的票数，以及有关董事反对、弃权的理由；

（五）涉及关联交易的，说明应当回避表决的董事姓名、理由和回避情况；

（六）需要独立董事事前认可或独立发表意见的，说明事前认可情况或所发表的意见；

（七）审议事项的具体内容和会议形成的决议。

第三十五条　公司董事会决议一经形成，即由公司相关方面组织落实。公司董事长就决议落实情况进行检查。公司董事会秘书组织董事会秘书室进行督办。实施方就实施情况和存在问题及时向董事长汇报。对违背董事会决议的行为，应及时制止并追究执行者的责任。

第八章　附则

第三十六条　本规则未尽事宜，依照国家有关法律、法规和公司章程的有关规定执行。

第三十七条　本规则由公司董事会负责解释。

第三十八条　本规则经公司股东大会审议通过。

****

完

香港， 二零零七年三月十二日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆監事會第十次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2006-007

大冶特殊钢股份有限公司
第四届监事会第十次会议决议公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第四届监事会第十次会议于 2007 年 3 月 9 日在公司会议室召开，会议应到监事 5 人，实到监事 5 人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司 2006 年度监事会工作报告》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

二、审议通过了《公司 2006 年年度报告及其摘要》；

监事会认为：公司 2006 年年度报告及其摘要的内容和格式符合中国证监会和深圳证券交易所相关文件的规定和要求，真实、完整地反映出 2006 年度的公司治理、财务经营等状况。其编制和审议程序符合相关法律、法规和公司章程及公司管理制度的规定。

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

三、审议通过了《公司 2006 年度财务决算报告》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

四、审议通过了《公司 2006 年度利润分配预案》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

五、审议通过了《关于修改公司章程的议案》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

六、审议通过了《关于修改公司股东大会议事规则的议案》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

七、审议通过了《关于修改公司监事会议事规则的议案》（修改后的《公司监事会议事规则》见附件）；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

八、《关于续聘会计师事务所和支付 2006 年度会计师事务所审计费用的议案》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

十、审议通过了《关于公司 2007 年度日常关联交易预计的议案》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

特此公告。

大冶特殊钢股份有限公司

监　　事　　会

2007 年 3 月 9 日

附件：

大冶特殊钢股份有限公司监事会议事规则

第一章 总则

第一条 为了规范监事会的议事方法和程序，确保监事会职责权限和工作效率，根据《公司法》、《上市公司治理准则》、《公司章程》的规定，制定本议事规则。

第二条 监事会应对公司和全体股东负责，维护公司及股东的合法权益。

第三条 监事会由5名监事组成，其中，职工监事2人。监事应当遵守法律、法规和公司章程的规定，履行诚信和勤勉义务。

第二章 监事会的职权及议事范围

第四条 监事会行使下列职权：

（一）检查公司财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人员予以纠正；

（四）提议召开临时股东会会议，在董事会不履行本法规定的召集和主持股东会会议职责时召集和主持股东会会议；

（五）向股东会会议提出提案；

（六）当董事、高级管理人员执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损失的，依照《公司法》第一百五十二条的规定，对董事、高级管理人员提起诉讼；

（七）公司章程规定的其他职权。

第五条 监事会行使职权范围内所涉及重大事项，均属于监事会的议事范围。

第六条 监事会会议对下列事项发表独立意见：

（一）公司依法运作情况；

（二）董事会编制的公司定期报告的书面审核意见；

（三）会计师事务所出具的审计意见及所涉及事项的评价，明确说明财务报告是否真实反映公司财务状况和经营成果；

（四）公司募集资金实际投资项目是否和承诺投资项目一致，实际投资项目如变更，变更程序是否合法；

（五）公司收购、出售资产价格是否合理，有无内幕交易，有无损害部分股东权益或造成公司资产流失；

（六）公司关联交易是否公平，有无损害公司利益；

（七）对会计师事务所出具的强调事项、保留意见、无法表示意见或否定意见的审计报告或公司报告期利润实现数较利润预测数低 10%或高 20%以上的，监事会明确表示意见。

第七条　监事会通过召开监事会会议，对上述问题发表独立意见

第八条　监事会有了解公司经营财务情况的权利，并承担相应的保密义务；

第九条　监事可以列席董事会会议，并对董事会决议事项提出质询或建议。

监事会发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

第十条　公司应采取措施保障监事的知情权，为监事正常履行职责提供必要协助。

第三章　监事会会议通知和召集

第十一条　监事会每年至少召开二次定期会议。会议通知应当在会议召开 10 日前书面通知监事及列席人员。监事可以提议召开临时监事会会议，会议通知应当在会议召开 1 日前以专人、传真、电子邮件等形式通知监事及列席人员。

第十二条　监事会会议通知包括以下内容：会议的日期、地点和会议期限，事由及议题，发出通知的日期。

第十三条　监事会会议必须由 1/2 以上监事出席方可有效。

第十四条　监事应认真履行职责，亲自出席监事会会议。监事连续二次不能亲自出席监事会会议，视为不能履行职责，监事会应当提请股东大会或者职工代

表大会予以撤换。

第十五条　监事会会议由监事会主席主持。监事会主席不能履行职务或不履行职务时，由半数以上监事共同推举一名监事召集和主持监事会会议。

第十六条　监事会临时会议在保障监事充分表达意见的前提下，可以用传真方式进行并作出决议，由参会监事签字。

第四章　监事会会议议题的提出

第十七条　监事会会议议题应符合下列要求：

（一）与法律、法规、公司章程的规定不相抵触，并属于公司经营管理活动及监事会职责范围；

（二）符合公司和股东利益；

（三）明确的议题和具体事项

（四）以书面方式提交。

第十八条　公司监事提出会议议案，交董事会秘书室分类整理，由证券事务代表对提交监事会讨论的文件合法、合规性进行审阅后，报监事会主席或会议主持人审定后列入议程。

第十九条　监事会讨论的议题内容随监事会通知一起送达全体监事和需列席会议人员。监事及列席人员有责任保管好所有文件、资料。

第五章　监事会会议的议事和决议

第二十条　监事会会议应当民主议事，对会议每一议案，在充分讨论的基础上进行表决。

第二十一条　监事会会议表决时，每位监事均有一票表决权。监事会作出决议，须由全体监事过半数通过。

第二十二条　监事会会议由董事会秘书室安排专人作出记录，并由出席会议的监事和记录人签名。出席会议监事有权要求在记录上对其在会议上的发言作出某种说明性记载。监事会会议记录作为公司档案由董事会秘书室保存，保存期限至少 10 年。

第二十三条　监事会会议记录包括以下内容：

（一）会议召开的日期、地点和召集人姓名；

（二）出席监事的姓名；

（三）会议议程；

（四）监事发言要点；

（五）每一决议事项的表决方式和结果（表决结果应载明赞成、反对或弃权的票数）。

第六章　监事会决议公告

第二十四条　监事会决议在通过正常渠道披露之前，参加会议人员不得以任何方式泄密。如由此产生的后果，由当事人承担。

第二十五条　监事会会议结束后，董事会秘书或证券事务代表及时将监事会决议报深圳证券交易所备案，并按规定予以公告。

第二十六条　监事会决议公告包括以下内容：

（一）会议召开的时间、地点、方式，以及是否符合有关法律、法规、规章和公司章程规定的说明；

（二）亲自出席、委托他人出席和缺席的监事人数、姓名以及缺席的理由、受托监事的姓名；

（三）每项议案获得的同意、反对、弃权票数，以及有关监事反对或弃权的理由；

（四）审议事项的具体内容和会议形成的决议。

第七章　附则

第二十七条　本规则未尽事宜，依照国家有关法律、法规和公司章程的有关规定执行。

第二十八条　本规则由公司监事会负责解释。

第二十九条　本规则经公司股东大会审议通过。

****

完

香港，　二零零七年三月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於召開 **2006** 年年度股東大會的通知。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-008

大冶特殊钢股份有限公司
关于召开二〇〇六年年度股东大会的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

经公司第四届董事会第十七次会议决议，定于 2007 年 4 月 18 日召开公司 2006 年年度股东大会。现将有关事宜通知如下：

一、召开会议基本情况

1、召开时间：2007 年 4 月 18 日上午 9 时

2、召开地点：公司报告厅

3、召集人：公司董事会

4、召开方式：现场投票

5、出席对象：

⑴ 截止2007年4月13日下午收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东；股东本人不能出席的，可书面委托代理人出席。

⑵ 公司董事、监事及其他高级管理人员；

⑶ 公司聘请的律师。

二、会议审议事项

1、提案名称：

⑴审议《公司2006年度董事会工作报告》；

⑵审议《公司2006年度监事会工作报告》；

⑶审议《公司2006年度财务决算的报告》；

⑷审议《公司2006年度利润分配预案》；

⑸审议《关于修改公司章程的议案》；

⑹审议《关于修改公司股东大会议事规则的议案》；

⑺审议《关于修改公司董事会议事规则的议案》；

⑻审议《关于修改公司监事会议事规则的议案》；

⑼审议《关于续聘会计师事务所和支付2006年度会计师事务所审计费用的议案》；

⑽审议《关于公司2007年度日常关联交易预计的议案》；

⑾审议《关于公司2007年银行借贷事项的议案》；

2、披露情况：上述议案的详细内容见2007年3月13日在《中国证券报》《证券时报》《上海证券报》及深圳巨潮网www.cninfo.com.cn上刊登的公司第四届董事会第十七次会议决议公告、公司第四届监事会第十次会议决议公告。

3、其他事项：听取公司独立董事2006年度工作报告书。

4、特别强调事项：审议《关于修改公司章程》的议案需以特别决议通过。

三、现场股东大会会议登记方法

1、登记方式：现场、信函或传真方式

2、登记时间：2007年4月16日至4月17日上午9：00—12：00；下午2：00—5：00

3、登记地点：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室。

4、受托行使表决权人需登记和表决时提交文件的要求：法人股东的法定代表人持法人股东帐户、持股凭证、营业执照复印件和本人身份证，委托代理人持法人股东帐户、持股

凭证、营业执照复印件、本人身份证和法定代表人授权委托书；个人股东持股东帐户、持股凭证、身份证，委托代理人持授权委托书、身份证和委托人股东帐户、持股凭证。

四、其他事项

1、会议联系方式：

⑴会议联系人：彭百条　周开明

⑵联系电话：0714—6297373

⑶传　　真：0714—6297280

⑷邮政编码：435001

2、会议费用：出席会议人员食宿及交通费自理；

五、授权委托书

兹全权委托　　　　先生（女士）代表本人出席大冶特殊钢股份有限公司 2006 年年度股东大会，并行使表决权。

委托人（签名）：　　　　委托人身份证号：

委托人股东帐户：　　　　委托人持股数：

受托人（签名）：　　　　受托人身份证号：

委托权限：

委托日期：

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 3 月 9 日

****

完

香港，二零零七年三月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於 **2007** 年日常關聯交易預計公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-009

大冶特殊钢股份有限公司

关于 2007 年日常关联交易预计公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

一、预计全年日常关联交易的情况

关联交易分类	按产品或劳务进一步分类	关联方	2007 年预计总金额（万元）		占同类交易的比例(%)	2006 年实际总金额（万元）
采购货物	钢坯	湖北新冶钢有限公司	49,400	118,900	29.36	111,622
	钢材	湖北新冶钢有限公司	20,700			
	原材料	湖北新冶钢有限公司	44,900			
	备件材料	湖北新冶钢有限公司	3,900			
	焦碳	湖北中特新化能科技有限公司	38,800	51,800	12.79	
	煤气	湖北中特新化能科技有限公司	13,000			

销售货物	管坯、钢材	湖北新冶钢有限公司	60,000	65,800	12.45	108,753
	备件材料	湖北新冶钢有限公司	3,000			
	燃料动力	湖北新冶钢有限公司	2,800			
提供劳务	提供劳务	湖北新冶钢有限公司	900	900	100	970
接受劳务	接受劳务	湖北新冶钢有限公司	600	600	100	645

二、关联方介绍和关联关系

1、关联方介绍

(1)名称：湖北新冶钢有限公司

法定代表人：李松兴

注册资本：24,183 万美元

变更日期：2004 年 10 月 15 日

企业类型：中外合资经营

主要经营业务或管理活动：生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

(2)名称：湖北中特新化能科技有限公司

法定代表人：李松兴

注册资本：3,500万美元

成立日期：2006年6月16日

企业类型：外商独资经营

主要经营业务或管理活动：煤气、焦碳及相关化工产品（不含需办许可证经营的产品）的生产、销售；煤焦油深加工、干熄焦余热利用；化工原材料（不含需办许可证经营的化工材料）及设备制作加工与安装。

2、关联人履约能力分析

湖北新冶钢有限公司系公司控股股东，预计2007年合计日常关联交易发生额在186,200万元左右。该公司经济效益和资信状况良好，履约能力较强，不会形成本公司的坏帐损失。

湖北中特新化能有限公司与本公司受同一实际控制人控制，预计 2007 年合

计日常关联交易发生额在 51,800 万元左右。该公司系新成立的公司，公司的基础好，为本公司提供焦碳资源和煤气能源的质量好，不会对公司形成欠款。

三、定价政策和定价依据

1、本公司与关联方发生的各项关联交易均按照自愿、平等、互惠互利、公平公允的原则进行。

2、定价原则：国家有定价的按国家定价执行，国家没有定价的按市场价格执行；没有市场价格参照，以实际成本加成一定比例商定协议价格，加成比例不高于成本的 20%。

四、关联交易目的和交易对公司的影响

本公司与关联方进行的日常关联交易，均为双方生产活动所需要。湖北新冶钢有限公司与本公司的交易持续多年，形成了稳定的合作关系；湖北中特新化能科技有限公司系新成立的公司，工艺装备先进，所产出的焦碳质量好、煤气的发热值高，与公司的距离近，有明显的产品和地域优势。这两个公司与本公司的关联交易对生产经营的稳定性和持续性将发挥积极作用，有利于提高公司效益。且按市场化原则公平公允地进行，达到共赢的目的。该等关联交易不构成对公司独立性的影响，没有损害公司及股东的利益。

五、审议程序

1、公司第四届董事会第十七次会议于 2007 年 3 月 9 日审议通过了《公司 2007 年日常关联交易预计的议案》，关联董事蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、文武先生回避表决，其他 6 名董事一致同意该议案。

2、独立董事吴茂清先生、周志海先生、沈岩先生、顾友良先生事前认可本议案，同意将本议案提交董事会审议，并就此发表独立意见：本议案所述关联交易是公司生产活动所必需，发挥了各自的品种、成本、资源、能源的优势，保证了公司生产经营的稳定性和持续性。此交易本着平等、自愿、公平、公开、公允的原则进行，所有交易符合国家有关法律、法规的要求，没有损害公司及股东的利益。

3、此项议案需提交股东大会批准，与该项交易有利害关系的关联股东将放弃在股东大会上的表决权。

六、关联交易协议签署情况

本公司与关联方按交易分类，分别签署了《钢坯买卖协议》、《钢材买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯、钢材买卖协议》、《供用

电、水、气协议》、《劳务协议》、《煤气买卖协议》、《焦碳买卖协议》，协议有效期为2007年1月1日至2007年12月31日。

七、备查文件

1、《钢坯买卖协议》、《钢材买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯、钢材买卖协议》、《供用电、水、气协议》、《劳务协议》、《煤气买卖协议》、《焦碳买卖协议》；

2、独立董事关于公司日常关联交易的事前同意书面文件及独立意见；

3、公司第四届董事会第十七次会议决议；

4、公司第四届监事会第十次会议决议。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007年3月9日

****

完

香港， 二零零七年三月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證劵交易所網頁的獨立董事的專項說明及獨立意見。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-010

大冶特殊钢股份有限公司独立董事的专项说明及独立意见

根据《关于在上市公司建立独立董事制度的指导意见》等相关法律、法规和《公司章程》的有关规定，我们作为公司独立董事，基于独立判断，对公司第四届董事会第十七次会议的相关事项发表如下独立意见：

一、对公司对外担保情况的专项说明及独立意见

根据中国证监会《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》（证监发[2003]56号）精神，我们对公司对外担保情况进行了专项核查，认为，公司能够严格执行国家的有关法律法规和《公司章程》，严格控制对外担保风险，没有为大股东及其他关联方、任何非法人单位或个人提供担保，维护了公司和股东的合法权益。

二、对公司2006年度利润分配的独立意见

经普华永道中天会计师事务所有限公司审计，公司2006年度实现净利润317,659,280元。根据《公司章程》的规定，提取10%法定公积金31,765,928元，本年度可供股东分配利润

285,893,352 元，加上年初未分配利润16,880,625元，本年度可供股东分配利润302,773,977元。

为了实现新一轮产品结构优化升级和全年的生产经营目标，适应特钢市场发展品种质量的要求，着眼于公司的持续发展，追求更大的经济效益，公司将进一步加大技术改造的力度，计划投入资金2亿元。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

鉴于上述情况，公司董事会作出的2006年度不进行现金利润分配是符合公司实际状况的。

三、对公司2007年日常关联交易预计的独立意见

我们事前认可本议案，同意将本议案提交董事会审议。在董事会审议中，发表了独立意见，认为：本议案所述关联交易是公司生产活动所必需，发挥了各自的品种、成本、资源、能源的优势，保证了公司生产经营的稳定性和持续性。此交易本着平等、自愿、公平、公开、公允的原则进行，所有交易符合国家有关法律、法规的要求，没有损害公司及股东的利益。

四、对续聘会计师事务所的独立意见

我们事前认可本议案，同意将本议案提交董事会审议。在审议中，发表了如下独立意见：

普华永道中天会计师事务所有限公司连续三年为公司财务审计，体现了独立性的审计原则，审计的结果客观、公正，同意公司续聘普华永道中天会计师事务所有限公司为公司2007 年度审计机构。

大冶特殊钢股份有限公司独立董事：吴茂清　周志海　沈　岩　顾友良

2006 年 3 月 9 日

****

完

香港，　二零零七年三月十二日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於審計機構的註冊會計師關於控股股東及其他關聯方佔用資金情況專項審計說明。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

PRICEWATERHOUSECOOPERS

普 华 永 道

普华永道中天会计师事务所有限公司

中国上海市湖滨路 202 号
普华永道中心 11 楼
邮政编码 200021
电话 +86(21)6123 8888
传真 +86(21)6123 8800
www.pwccn.com

关于大冶特殊钢股份有限公司
控股股东及其他关联方占用资金情况专项审计说明

普华永道中天特审字(2007)第 133 号

大冶特殊钢股份有限公司董事会:

我们接受委托，依据中国注册会计师独立审计准则审计了大冶特殊钢股份有限公司（以下简称“贵公司”）2006 年 12 月 31 日的资产负债表、2006 年度利润表及利润分配表和现金流量表，并于 2007 年 3 月 9 日签发了普华永道中天审字(2007)第 10019 号无保留意见的审计报告。

根据中国证券监督管理委员会及国务院国有资产监督管理委员会《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》(证监发[2003]56 号文)的要求，贵公司编制了列示于本函附件所附的截至 2006 年 12 月 31 日止年度贵公司控股股东及其他关联方占用资金情况表(以下简称“情况表”)。

如实编制和对外披露情况表并确保其真实、合法及完整是贵公司的责任。我们对情况表所载资料与我所审计贵公司 2006 年度会计报表时所复核的会计资料和经审计的会计报表的相关内容进行了核对，在所有重大方面没有发现不一致之处。除了对贵公司实施 2006 年度会计报表审计中所执行的对关联方交易有关的审计程序外，我们并未对情况表所载资料执行额外的审计程序，为了更好地理解贵公司的控股股东及其他关联方占用资金情况，后附情况表应当与已审计的会计报表一并阅读。

本函仅作为贵公司披露控股股东及其他关联方占用资金情况之用，不得用作任何其他目的。

普华永道中天
会计师事务所有限公司

注册会计师 ______________
曾华光

中国．上海市
2007 年 3 月 9 日

注册会计师 ______________
王斌

附件

大冶特殊钢股份有限公司 2006 年度控股股东及其他关联方资金占用情况汇总表

金额单位：人民币万元

资金占用方类别	资金占用方名称	占用方与上市公司的关联关系	上市公司核算的会计科目	2006 年期初占用资金余额	2006 年度占用累计发生金额（不含占用资金利息）	2006 年度偿还/结算累计发生金额	2006 年期末占用资金余额	对占用资金余额计提的坏账准备	占用形成原因	占用性质
控股股东、实际控制人及其附属企业	湖北新冶钢有限公司	第一大股东	应收账款	无	105,999	(105,999)	无	无	无占用	无占用
			其他应收款	无	22,568	(22,568)	无	无	无占用	无占用
	江阴兴澄特种钢铁有限公司	实际控制人的附属企业	应收账款	无	501	(354)	147	无	经营性活动形成	经营性占用
合计					129,068	(128,921)	147			

本情况表已于2007年3月9日获董事会批准。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

****

完

香港，二零零七年三月十二日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生(德馬雷先生之替任董事)；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabil whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. Any prospective investors should read Prospectus for detailed information about the proposed offer of securities mentioned in this announcement before deciding whether or not to invest in such securities. No application for the securities mentioned this announcement should be made by any person nor would such application be accepted without completion of a formal application form or other application procedure that is to be issued with or in respect the Prospectus.

In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exempt from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that may be obtained from the issuer or selling security holder and that would cont detailed information about the company and its management, as well as financial statements.

The information included in this announcement is subject to amendment and finalisation and approval of the Prospectus. In addition, unless otherwise stated, the historical financial information in t announcement is unaudited and may differ from the audited financial information which will be included in the Prospectus. Shareholders of, and prospective investors in, the securities of the Company sho therefore exercise extreme caution in interpreting this information and when dealing in such securities.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

BEST AVAILABLE COPY

SEPARATE LISTING OF CITIC 1616 HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED – PREFERENTIAL OFFER TO THE QUALIFYING SHAREHOLDERS

Reference is made to the announcements of CITIC Pacific made on 10 January 2007 and 22 January 2007 about the Proposed Spin-off and separate listing of CITIC 1616.

The Company wishes to announce that it has proposed that, if and when the Proposed Spin-off materialises, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 20 existing Shares held by them as at 5:00 p.m. on 16 March 2007 (i.e. the Record Date).

If the Proposed Spin-off is postponed, the Directors may determine another Record Date and the Company will make a further announcement.

Shareholders and potential investors should note that the Proposed Spin-off and the Global Offering, which are subject to a number of conditions, may or may not proceed. In particular, the timetable for the Proposed Spin-off has not yet been finalised, and there is no assurance that approval from the Stock Exchange will be granted or that the underwriters' obligations under the underwriting agreements will become unconditional or that the underwriting agreements will not be terminated. Accordingly, Shareholders and potential investors are urged to exercise extreme caution when dealing in the securities of the Company.

This announcement is made further to the announcements of the Company made on 10 January 2007 and 22 January 2007 about the Proposed Spin-off and the separate listing of CITIC 1616 (the "Announcements"). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as given to them in the Announcements.

The Company wishes to announce that it has proposed that, if and when the Proposed Spin-off materialises, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 20 existing Shares held by them as at 5:00 p.m. on 16 March 2007 (i.e. the Record Date) as follows:

Timetable for the assured entitlements

Last day of dealings in Shares on cum-entitlement basis	Wednesday, 14 March 2007
First day of dealings in Shares on ex-entitlement basis	Thursday, 15 March 2007
Latest time for lodging transfer of the Shares cum-entitlement pursuant to the Preferential Offer	4:00 p.m., Friday, 16 March 2007
Record Date	5:00 p.m., Friday, 16 March 2007

If the Proposed Spin-off is postponed, the Directors may determine another Record Date and the Company will make a further announcement.

Summary of the Preferential Offer

Subject to the Stock Exchange granting the approval for the listing of, and permission to deal in, the CITIC 1616 Shares on the main board of the Stock Exchange, sufficient number of Reserved Shares will be made available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer.

Based on the existing share capital structure of the Company, it is currently estimated that the Qualifying Shareholders are entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 20 existing Shares held by them as at 5:00 p.m. on the Record Date. However, the aforesaid is only an estimate and the final assured entitlement will depend on the number of Shares held by Qualifying Shareholders on the Record Date.

With a view to maximising the percentage of CITIC 1616 Shares in the hands of the public immediately after the Global Offering, CITIC HK, Mr. Yung Chi Kin (chairman of the Company) and Mr. Fan Hung Ling (managing director of the Company) have indicated that they would not take up any Reserved Shares to the extent that they are Qualifying Shareholders and CITIC 1616 will not allocate any Reserved Shares to them.

In order to apply for the Reserved Shares under the Preferential Offer, Qualifying Shareholders will be required to complete a blue application form which will be despatched, together with an electronic copy of the Prospectus on CD-ROM, in due course to each Qualifying Shareholder who is entitled to apply for the Reserved Shares.

Any Qualifying Shareholder holding less than 20 Shares will not be entitled to apply for the Reserved Shares on an assured basis. Qualifying Shareholders will be permitted to apply for a number of Reserved Shares which is greater than, less than, or equal to, their assured entitlements under the Preferential Offer. A valid application in respect of a number of Reserved Shares less than or equal to a Qualifying Shareholder's assured entitlement will be accepted in full, subject to the terms and conditions set out in the Prospectus and the blue application forms. Where a Qualifying Shareholder applies for a number of Reserved Shares which is greater than his or her assured entitlement, his or her assured entitlement will be satisfied in full, subject as mentioned above, but the excess portion of such application will only be met to the extent that there are sufficient available Reserved Shares resulting from other Qualifying Shareholders with an assured entitlement declining to take up all or some of their assured entitlements. Qualifying Shareholders may, in addition to applying for Reserved Shares, also make one application for CITIC 1616 Shares under the Hong Kong Public Offer. The Global Coordinator, on behalf of the Underwriters, will allocate any Reserved Shares not taken up by Qualifying Shareholders first to satisfy the excess applications for the Reserved Shares from Qualifying Shareholders on a fair and reasonable basis, and thereafter, at the discretion of the Global Coordinator, to the Public Offer. Save for the above, the Preferential Offer will not be subject to the clawback arrangement between the International Placing and the Public Offer.

Shareholders should note that assured entitlements to Reserved Shares may not represent a multiple of a full board lot of 1,000 CITIC 1616 Shares and will be rounded down to the closest whole number if required, and that dealings in odd lots of the CITIC 1616 Shares may be at a price below the prevailing market price for full board lots.

Entitlements to the Reserved Shares will not be transferable and there will be no trading in nil paid entitlements on the Stock Exchange. Any CITIC 1616 Shares issued pursuant to the Preferential Offer will be deemed fully paid and ranked pari passu in all respects with other CITIC 1616 Shares then in issue.

Shareholders and potential investors should note that the Proposed Spin-off and the Global Offeri which are subject to a number of conditions, may or may not proceed. In particular, the timeta for the Proposed Spin-off has not yet been finalised, and there is no assurance that approval fr the Stock Exchange will be granted or that the underwriters' obligations under the underwriti agreements will become unconditional or that the underwriting agreements will not be terminat Accordingly, Shareholders and potential investors are urged to exercise extreme caution wi dealing in the securities of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings as set out below unless the cont requires otherwise:

"CITIC 1616 Shares"	ordinary shares in the capital of CITIC 1616
"CITIC HK"	CITIC Hong Kong (Holdings) Limited, a substantial shareholder hold approximately 29% interest in the Company
"Director(s)"	the director(s) of the Company
"Global Coordinator"	BNP Paribas Capital (Asia Pacific) Limited (the global coordinator of Global Offering)
"Global Offering"	the Hong Kong Public Offer (including the Preferential Offer) and International Placing
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic China
"Hong Kong Public Offer"	the offer of the CITIC 1616 Shares proposed to be made to the public Hong Kong for subscription pursuant to the listing of the CITIC 16 Shares on the main board of the Stock Exchange
"International Placing"	the placing of the CITIC 1616 Shares with certain professional, institutio and other investors proposed to be made pursuant to the listing of CITIC 1616 Shares on the main board of the Stock Exchange
"Offer Price"	the final price per CITIC 1616 Share fixed at a HK$ amount (exclusive brokerage fee, SFC transaction levy and the Stock Exchange trading f at which the CITIC 1616 Share is to be offered pursuant to the Glo Offering, as will be set out in the Prospectus
"Preferential Offer"	the preferential offer of the CITIC 1616 Shares proposed to be made the Qualifying Shareholders
"Prospectus"	the prospectus proposed to be issued by CITIC 1616 in relation to Global Offering
"Public Offer"	the issue and offer of the Public Offer Shares proposed to be made to public in Hong Kong for subscription at the Offer Price
"Public Offer Shares"	CITIC 1616 Shares being initially offered by the Company for subscript at the Offer Price pursuant to the Public Offer
"Record Date"	5:00 p.m. on Friday, 16 March 2007, being the date for ascertaining Qualifying Shareholders who shall be entitled to assured entitlements un the Preferential Offer
"Reserved Share(s)"	such CITIC 1616 Shares proposed to be offered pursuant to the Preferen Offer
"SFC"	The Securities and Futures Commission of Hong Kong
"Shares"	ordinary shares of HK$0.40 each in the capital of the Company
"Underwriters"	the underwriters of the International Placing and the Public Offer

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 9 March 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang An the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenn and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive direc of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung I and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DAYE SPECIAL STEEL CO., LTD.
A SUBSIDIARY OF CITIC PACIFIC LIMITED
ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2006

This Announcement is made by CITIC Pacific Limited ("CITIC Pacific" or "the Company") pursuant to the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to provide shareholders of CITIC Pacific and the public with the audited financial results of Daye Special Steel Co., Ltd. ("Daye"), a subsidiary of the Company, for the year ended 31 December 2006.

SUMMARY

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the People's Republic of China ("PRC") whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 56.6% attributable interest in Daye. On 9 March 2007, the board of directors of Daye has approved the financial statements and auditors' report for the year ended 31 December 2006. Daye's audited financial results will be posted on the Shenzhen Stock Exchange's website on 13 March 2007.

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 56.6% attributable interest in Daye. On 9 March 2007, the board of directors of Daye has approved the financial statements and auditors' report for the year ended 31 December 2006. Daye's audited financial results will be posted on the Shenzhen Stock Exchange's website on 13 March 2007. The audited financial statements have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account for the year ended 31 December 2006 and the Balance Sheet as at 31 December 2006 of Daye are provided below:

DAYE SPECIAL STEEL CO., LTD.
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2006 – AUDITED

		2006 *RMB*	2005 *RMB*
1.	Revenue from Principal Activity	4,543,900,208	4,446,239,395
	Less: Cost of Sales	4,149,185,598	4,198,591,832
	Business tax and surcharge	–	23,943,347
2.	Profit from Principal Activity	394,714,610	223,704,216
	Add: Profit from other activities	12,586,149	11,860,941
	Less: Operating expenses	36,057,550	29,427,495
	Administrative expenses	(12,999,035)	61,340,921
	Financial expenses (net amount)	35,708,034	57,818,253
3.	Operating Profit	348,534,210	86,978,488
	Add: Investment Income	145,221	–
	Subsidy	–	300,000
	Non-operating income	1,771,177	793,146
	Less: Non-operating expenses	32,791,328	7,704,127
4.	Profit before Tax	317,659,280	80,367,507
	Less: Income Tax	–	–
5.	Net Profit	317,659,280	80,367,507

BALANCE SHEET AS AT 31 DECEMBER 2006 – AUDITED

	31 December 2006 *RMB*	31 December 2005 *RMB*
ASSETS		
Current Assets	1,253,220,493	1,426,010,917
Long Term Investments	–	–
Fixed Assets	1,673,986,544	1,714,965,039
Intangible Assets	31,255,094	32,155,094
Total Assets	2,958,462,131	3,173,131,050
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	1,256,430,166	1,804,651,822
Long Term Borrowings	380,000,000	400,000,000
Total Liabilities	1,636,430,166	2,204,651,822
Shareholders' Equity		
Share Capital	449,408,480	449,408,480
Capital Reserve	485,653,274	449,759,817
Surplus Reserve	84,196,234	52,430,306
Retained Profit	302,773,977	16,880,625
Total Shareholders' Equity	1,322,031,965	968,479,228
Total Liabilities and Total Shareholders' Equity	2,958,462,131	3,173,131,050

GENERAL

Shareholders should note that the above audited financial results pertain only to Daye and not to CITIC Pacific itself.

Daye's 2006 Annual Report, 2006 Summary Financial Report and other relevant information can be found on the Shenzhen Stock Exchange's website (http://www.szse.cn).

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 12 March 2007

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

Announcement of Results
for the Year Ended 31 December 2006

CITIC Pacific Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CITIC PACIFIC

Chairman's Letter to Shareholders

I am pleased to report that CITIC Pacific achieved excellent results in 2006. Net profit for the year was a historic high of HK$8,272 million, a 107% increase compared with 2005. Earnings per share were HK$3.77. In light of this good performance, our sufficient financial resources, and at the same time considering the need to further expand our businesses in the future, the board has recommended paying a special dividend of HK$0.30 per share in addition to a final dividend of HK$0.80 per share. Including the regular (HK$0.30) and special (HK$0.30) dividend per share already paid at the interim, total dividend per share for the year is HK$1.70.

All of CITIC Pacific's businesses performed well in 2006, in particular the three core businesses, which made outstanding profit contribution. The Special Steel business recorded an impressive growth in profit of 65% compared to last year. Benefiting from the sale of Festival Walk, profit contribution from our property business rose 84% compared with last year. Also, in accordance with accounting standards, fair value gains on revaluation of the Group's investment properties were HK$1.08 billion. Infrastructure businesses such as Aviation, Power Generation, Tunnels, and Environmental businesses all recorded growth in recurrent earnings. These businesses provide stable and recurring cash flows to the Group. The restructuring of the aviation industry in 2006 provided CITIC Pacific's shareholders a satisfactory return on investment. Cash realized from this transaction further strengthened the Group's financial position for future new investments.

Special Steel

CITIC Pacific's special steel business had excellent performance in 2006. Through both organic growth and acquisitions, a plan implemented a few years ago, the Group has expanded its operations rapidly. In just a few years, CITIC Pacific's production capacity has reached seven million tonnes, commanding a leading position in both product quantity and quality producing a variety of products such as bearing steel, gear steel, spring steel, and other alloy steel. Today, our special steel business has become a highlight in the Group's profit growth and is expected to continue its rapid development in the foreseeable future.

Jiangyin Xingcheng's new production line, in partnership with Sumitomo Metals of Japan, is near completion, with the steel smelting section of the production line already completed and profitable. The steel rolling section is scheduled to complete and become fully operational in 2007. This production line, equipped with the most advanced technologies of similar types both domestically and internationally, is the foundation for the production of high quality and highly energy efficient special steel products in the future.

Through effective management and integration, the businesses of Hubei Xin Yegang (95%) and Daye Special Steel (56.6%), which the Group acquired in 2004 and 2005, improved greatly with significant increases in profitability. A newly built 900,000 tonne coking plant will be completed and become fully operational in 2007. This plant will not only satisfy demand at Xin Yegang and Daye Special Steel, but it can also supply coke to other sister plants within the Group. This will reduce costs and increase the Group's investment return.

Shijiazhuang Steel Mill officially became a member of the CITIC Pacific group in July 2006. Today, CITIC Pacific has three special steel manufacturing bases that are ideally located in Eastern (Jiangyin Xingcheng), Central (Xin Yegang/Daye Special Steel) and Northern (Shijiazhuang Steel) China. Our plants are positioned to take advantage of the high demand in these three industrial centres. The plants can also utilize the well developed transportation networks nearby to supply products to all regions in China. At the same time, these strategic locations are also beneficial in facilitating product realignment and centralizing purchasing, transportation and sales functions among the plants.

In 2006, the Group's steel plants sold a total of 5.9 million tonnes of special steel, a 60% increase from 2005. Even though prices of raw materials stayed at high levels, profitability of the Group's steel business remained at a satisfactory level. CITIC Pacific is optimistic on the future development of this business. The above mentioned three locations will continue to support each other in the coming year to fully realize synergies, and to further strengthen our leading position in China's special steel industry.

Iron Ore Mining

As previously reported, in March 2006, CITIC Pacific acquired mining rights to one billion tonnes of magnetite ore, and rights and options to a further five billion tonnes in the Western Pilbara region of Western Australia. Stage One, which includes the right to the first billion tonnes of reserves, received approval from the Australian government in June 2006. It will be capable of producing 12 million tonnes of concentrate annually once operational. Pre-construction design work is underway. We have signed a general construction contract with China Metallurgical Group Corporation ("MCC"). Work on the development of mining, beneficiation plant, pellet plant, desalination plant, power station and material handling system has begun. First shipment of product is expected to be in 2009.

Management and technical teams with Chinese, Australian and international experience have been assembled and will be strengthened step-by-step. The financing framework for the project has been signed, and the bank has undertaken to support the project by providing long-term project finance to shareholders and the project companies. Once completed, this mining project will provide a long-term stable supply of iron ore for the Group's steel plants.

Property

Property development in mainland China is an important focus in the Group's businesses. We believe that with the rapid development of the Chinese economy and rising living standards, market demand for high quality commercial and residential properties will continue to be strong. From a long-term perspective, fundamentals of the Chinese property market remain positive. CITIC Pacific is confident in the long-term prospects of the property development business in China. We will continue to actively invest and increase our land bank in order to establish a solid foundation for the Group's property development in the long-term.

CITIC Pacific's property development in mainland China is mainly in the Yangtze River Delta area centered around Shanghai, and large scale development projects in the coastal city of Wanning in Hainan Province.

The Shanghai Lu Jiazui Financial District Project will be one of the Group's most important development projects in the coming years. The design for Phase 1 has been finalized comprising of a top grade hotel and two landmark office towers. Government review of Phase 1 building scheme is in progress, and foundation work will then begin. Meanwhile, preparation work is underway.

Construction of "CITIC Square" in Ningbo is progressing well and foundation work has been completed. Work has also begun on the Group's projects at Qingpu in Shanghai, Yangzhou, Wuxi and Jiangyin in Jiangsu Province. These development projects will be completed in the coming few years to provide the Group with satisfactory investment returns.

CITIC Pacific's large scale "Shenzhou Peninsula" project, in the city of Wanning in Hainan is progressing well. A master plan for the development of about 2.5 million square metres in gross floor area received government approval. Infrastructure development related to the project has commenced. Design and commercial negotiation for Phase I, which includes four grade A hotels and auxiliary facilities, are in progress. Site work is expected to commence shortly as well as work on a world class golf course and other related facilities.

Our investment properties in Shanghai, CITIC Square and Royal Pavilion, remain well let and are providing the Group with satisfactory returns. The Group now wholly owns CITIC Square, a well-known building in Shanghai after acquiring interests from two minority shareholders.

In 2006, the Hong Kong property market remained active with rentals rising steadily, in particular those of premium properties. As current market rates need to be paid by new tenants and renewals, returns on the Group's overall investment properties will continue to improve. Phase 13 (Chianti) of the Discovery Bay development was completed at the end of 2006 and to date, over half of the units have been sold and delivered. The remaining units will be sold gradually in 2007. The project company has submitted an application to the Government on the development of the next phase. CITIC Pacific's properties in Kowloon Bay and Yuen Long all have re-development potential and we are exploring opportunities and discussing with the Government regarding the relevant approvals. We believe the re-development of these properties will increase their value and in turn bring better returns for the Group.

Aviation

The restructuring of the aviation industry in the second half of 2006 resulted in a HK$2 billion profit for CITIC Pacific, a satisfactory return on investment for our shareholders. At the same time, the Group realized over HK$5 billion of cash from the transaction, further strengthening our financial position. After the restructuring, CITIC Pacific remains a major shareholder of Cathay Pacific, holding a 17.5% interest.

The business of HACTL performed well with an increase in annual profit.

Power Generation

Ligang Phase III (2X600MW) passed testing and formally commenced commercial operation in the fourth quarter of 2006. Construction of Ligang Phase IV (2X600MW) is progressing well with commercial operation expected in 2007. As the flagship of CITIC Pacific's power generation business, the Ligang Power Station will have installed capacity of 3,800MW, making it one of the largest coal fired power stations in China.

Zhengzhou Phase III (2X200MW) also passed testing and entered commercial operation at the end of 2006. We anticipate that profit contribution from our power business will increase greatly in 2007. CITIC Pacific will continue to seek new investment opportunities to further expand the power business.

Civil Infrastructure

The Group's environmental, water projects and tunnels also performed well in 2006. These infrastructure projects provide CITIC Pacific with stable income and cash contribution.

Marketing and Distribution

The businesses of Dah Chong Hong and Sims performed well with increased market share in Hong Kong motor vehicles sales, while the distribution networks in mainland China improved. Profit from our joint venture with Shiseido increased substantially to reach yet another high.

Looking to the Future

Looking ahead, we are confident in the future development of the Group. The continuing rapid and healthy growth of the Chinese economy created excellent investment opportunities and a favorable operating environment for us. CITIC Pacific will continue to leverage our expertise and capture business opportunities. We will also focus more on our core businesses such as Steel, Mining, Property in mainland China and infrastructure projects to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work, and to our investors, bankers and everyone else for their continuing support.

Let me also take this opportunity to welcome Mr. Chang Zhenming's return to CITIC Pacific's board as a Director, effective August 2006. Mr. Chang resigned from CITIC Pacific in June 2005 as an Executive Director when he was appointed as President of China Construction Bank. Mr. Chang returned to CITIC Group in 2006 as Vice Chairman and President. His return to the board is an important asset to CITIC Pacific. In January 2007, Mr. Yuen Kee Tong resigned as Deputy Managing Director of CITIC Pacific to take on the position of CEO at CITIC 1616 Holdings Limited which is to be listed. I would like to thank Mr. Yuen Kee Tong for his valuable contribution to our company.

Larry Yung Chi Kin
Chairman
Hong Kong, 15 March 2007

Consolidated Profit and Loss Account

For the year ended 31 December 2006

in HK$ million	Note	2006	2005
Turnover	2	47,049	26,564
Cost of sales		(37,019)	(21,226)
Distribution and selling expenses		(995)	(824)
Other operating expenses		(2,845)	(2,196)
Change in fair value of investment properties		735	520
Profit from consolidated activities	3	6,925	2,838
Share of results of			
jointly controlled entities		1,033	327
associated companies		1,882	1,984
Profit before net finance charges and taxation		9,840	5,149
Finance charges		(640)	(560)
Finance income		159	53
Net finance charges	4	(481)	(507)
Profit before taxation		9,359	4,642
Taxation	5	(644)	(345)
Profit for the year		8,715	4,297
Attributable to:			
Shareholders of the Company		8,272	3,989
Minority interests		443	308
		8,715	4,297
Dividends	6	(3,731)	(2,412)
Earnings per share for profit attributable to shareholders of the Company during the year	7		
Basic		HK$3.77	HK$1.82
Diluted		HK$3.77	HK$1.82

Consolidated Balance Sheet

As at 31 December 2006

in HK$ million	Note	2006	2005
Non-current assets			
Fixed Assets			
– Property, plant and equipment		10,593	10,083
– Investment properties		9,604	8,645
– Properties under development		2,712	1,849
– Leasehold land		1,712	1,618
		24,621	22,175
Jointly controlled entities		15,051	10,583
Associated companies		16,506	23,300
Other financial assets		2,819	929
Intangible assets		2,986	603
Deferred tax assets		103	158
Derivative financial instruments		117	168
		62,203	57,916
Current assets			
Properties held for sale		705	1,055
Inventories		3,920	3,427
Debtors, accounts receivable, deposits and prepayments	8	6,153	5,691
Cash and bank deposits		3,679	2,579
		14,457	12,752
Current liabilities			
Bank loans, other loans and overdrafts			
– secured		285	183
– unsecured		1,404	2,223
Creditors, accounts payable, deposits and accruals	8	8,030	6,628
Provision for taxation		319	199
		10,038	9,233
Net current assets		4,419	3,519
Total assets less current liabilities		66,622	61,435
Non-current liabilities			
Long term borrowings		16,604	18,812
Deferred tax liabilities		1,954	1,387
Derivative financial instruments		55	40
		18,613	20,239
Net assets		48,009	41,196
Equity			
Share capital		878	877
Reserves		43,217	36,472
Proposed dividend		2,415	1,754
Equity attributable to shareholders of the Company		46,510	39,103
Minority interests		1,499	2,093
Total equity		48,009	41,196

Notes to the Accounts

1 Significant accounting policies

The accounting policies used in preparation of the Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2005 except for the adoption of certain new standards and amendments of Hong Kong Financial Reporting Standards which were issued and became effective during the year ended 31 December 2006.

The adoption of such standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2006.

The Group has not early adopted the amendments, new standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants that are not yet effective for the year ended 31 December 2006, and is in the process of assessing their impact on future accounting periods.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business are as follows:

Year ended 31 December 2006	Turnover HK$ million	Profit from consolidated activities HK$ million	Share of results of jointly controlled entities HK$ million	Share of results of associated companies HK$ million	Group total HK$ million	Segment allocations HK$ million	Segment Profit HK$ million
Special steel	[illegible]	[illegible]	119	-	[illegible]	-	[illegible]
Property	[illegible]	[illegible]	-	276	[illegible]	84	[illegible]
Aviation	[illegible]	[illegible]	(6)	1,037	3,272	-	3,272
Power generation	2	(331)	425	(7)	[illegible]	-	[illegible]
Civil infrastructure	717	[illegible]	139	55	676	-	676
Marketing & distribution	[illegible]	437	36	(23)	[illegible]	(84)	[illegible]
Communications	[illegible]	78	215	105	[illegible]	-	[illegible]
Others	46	(83)	119	-	36	-	36
Change in fair value of investment properties	-	735	-	439	1,174	-	1,174
Less: General and administration expenses	-	(589)	-	-	(589)	-	(589)
	47,049	6,925	1,033	1,882	9,840	-	9,840
Net finance charges							(481)
Taxation							(644)
Profit for the year							8,715

Year ended 31 December 2005	Turnover HK$ million	Profit from consolidated activities HK$ million	Share of results of jointly controlled entities HK$ million	Share of results of associated companies HK$ million	Group total HK$ million	Segment allocations HK$ million	Segment Profit HK$ million
Special steel	12,160	1,083	-	-	1,083	-	1,083
Property	1,408	475	-	495	1,170	78	1,248
Aviation	-	-	44	1,006	1,050	-	1,050
Power generation	155	121	246	(3)	364	-	364
Civil infrastructure	437	427	114	50	591	-	591
Marketing & distribution	10,984	377	28	(8)	397	(78)	319
Communications	1,219	4	(143)	118	(21)	-	(21)
Others	-	-	36	-	36	-	36
Change in fair value of investment properties	-	520	-	333	853	-	853
Less: General and administration expenses	-	(389)	-	-	(389)	-	(389)
	26,564	2,838	327	1,984	5,149	-	5,149
Net finance charges							(507)
Taxation							(345)
Profit for the year							4,297

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	2006	2005
Hong Kong	23,106	8,756
Mainland China	22,278	16,452
Overseas	1,665	1,356
	47,049	26,564

3 Profit from consolidated activities

The profit from consolidated activities is arrived at after crediting and charging:

in HK$ million	2006	2005
Crediting		
Dividend income from other financial assets	9	155
Change in fair value of investment properties	735	520
Profit on disposal of subsidiary companies and associated companies	3,507	362
Charging		
Cost of inventories sold	23,458	19,261
Depreciation of property, plant and equipment	1,034	774
Amortisation of leasehold land	47	38
Impairment losses on other financial assets	105	19
Impairment losses on fixed assets	120	-
Impairment losses on jointly controlled entities	152	-
Impairment loss on properties held for sale	-	77

4 Net finance charges

in HK$ million	2006	2005
Finance charges		
Interest expense	913	707
Exchange gain	(5)	(10)
Other finance charges	63	36
Amount capitalised	(323)	(111)
Fair value gains on financial instruments	(8)	(62)
	640	580
Finance income		
Interest income	(159)	(53)
	481	507

5 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

in HK$ million	2006	2005
Current income tax		
Hong Kong profits tax	183	165
Overseas taxation	304	105
Deferred taxation		
Change in fair value of investment properties	123	70
Origination and reversal of other temporary difference	34	5
	644	345

6 Dividends

in HK$ million	2006	2005
Interim		
2006 Interim dividend paid: HK$0.30 (2005: HK$0.30) per share	658	656
2006 Special dividend paid: HK$0.30 (2005: Nil) per share	658	-
Final		
2006 Final dividend proposed: HK$0.80 (2005: HK$0.80) per share	1,756	1,754
2006 Special dividend proposed: HK$0.30 (2005: Nil) per share	659	-

7 Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders of HK$8,272 million (2005: HK$3,989 million).

The basic earnings per share is based on the weighted average number of 2,193,921,689 shares in issue during the year (2005: 2,192,532,243 shares in issue). The diluted earnings per share is based on 2,198,341,170 shares (2005: 2,195,068,005 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 4,419,481 shares (2005: 2,535,762 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 Debtors, accounts receivable, deposits and prepayments

in HK$ million	2006	2005
Trade debtors		
– Within 1 year	2,150	1,649
– Over 1 year	24	45
	2,174	1,694
Accounts receivable, deposits and prepayments	3,979	3,997
	6,153	5,691

Note:

(i) Trade debtors are net of provision and the ageing is classified based on invoice date.
(ii) The Group has a defined credit policy for the respective business units.
(iii) The carrying amounts of debtors, accounts receivables, deposits and prepayments approximate their fair value.
(iv) Accounts receivables, deposits and prepayments included derivative financial assets of HK$14 million (2005: HK$13 million).

8.2 Creditors, accounts payable, deposits and accruals

in HK$ million	2006	2005
Trade creditors		
– Within 1 year	2,553	2,464
– Over 1 year	314	214
	2,867	2,678
Accounts payable, deposits and accruals	5,163	3,950
	8,030	6,628

Note:

(i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$9 million (2005: HK$17 million).
(ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximates their fair value.

Financial Review and Analysis

Group Debt and Liquidity

The financial position of the Group as at 31 December 2006, as compared to 31 December 2005, is summarised as follows:

HK$ million	2006	2005
Total debt	18,293	21,218
Cash and bank deposits	3,679	2,579
Net debt	14,614	18,639
Leverage (Net debt to Total capital)	24%	32%

The original denomination of the Group's borrowings as well as cash and deposit balances by currencies as at 31 December 2006 is summarised as follows:

Denomination HK$ million equivalent	HK$	US$	Renminbi	Yen	Other	Total
Total debt in original currency	8,147	5,349	3,684	1,016	98	18,293
Total debt after hedging	13,901	0	3,684	610	98	18,293
Cash and bank deposits	162	1,021	2,269	112	115	3,679
Net debt / (cash) after hedging	13,739	(1,021)	1,415	498	(17)	14,614

As at 31 December 2006, subsidiaries' assets of HK$696 million (2005: HK$585 million) were pledged to secure banking facilities, these arrangements mainly related to Daye Special Steel Co., Ltd. and Dah Chong Hong's business overseas.

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

HK$ million	2007	2008	2009	2010	2011	2012 and Beyond	Total	Percentage
Parent Company	27	8	624	3,052	3,510[1]	6,294[2]	13,515	74%
Subsidiaries	1,662	1,351	958	249	558	0	4,778	26%
Total Maturing Debt	1,689	1,359	1,582	3,301	4,068	6,294	18,293	100%
Percentage	9%	7%	9%	18%	22%	34%	100%	
Available Facilities	78	692	759	175	5,023	7,785	14,692	

1 Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purpose vehicle.

2 Including a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purpose vehicle.

Available Sources of Financing

In addition to cash and deposits balance of HK$3.7 billion as at 31 December 2006, the Group had undrawn available loan facilities totaling HK$16.8 billion, of which HK$14.7 billion was in committed long term loans and HK$2.1 billion of money market lines. Besides, available trade facilities amounted to HK$2.2 billion. Borrowings by sources of financing as at 31 December 2006 is summarised as follows:

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Facilities			
Term Loans	28,020	13,328	14,692
Global Bonds	3,510	3,510	0
Private Placement	406	406	0
Total Committed	31,936	17,244	14,692
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,134	1,027	2,107
Trade Facilities	2,766	591	2,175

In addition to the above summarised facilities, the Company established Cooperative Agreements with major PRC banks. Under such agreements, general credit limits have been granted to us to support the Group's funding requirements. Utilisation of these facilities will be subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations. As at 31 December 2006, total of around RMB66 billion credit limit under such arrangements remained available, of which RMB30 billion have been specifically allocated to Iron Ore Mining, Special Steel, Hainan property projects, and various other projects in the mainland.

Treasury Policy and Risk Management

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and thus the RMB exchange swap market is not readily available or efficient at this time. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi. As at 31 December 2006, around HK$35 billion or 52% of the Group's total assets were based in mainland China (2005: HK$23 billion, or 38%).

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. CITIC Pacific entered into foreign currency forward contracts to minimise potential exposure to US dollar denominated debt principal and interest payments. As at 31 December 2006, such contracts outstanding amounted to US$747 million (2005: US$641 million). In addition, foreign exchange forward contracts were employed by our trading business to hedge currency fluctuations. As at 31 December 2006, such contracts outstanding amounted to HK$707 million (2005: HK$657 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2006, CITIC Pacific had outstanding interest rate swap/forward rate contracts with a notional amount of HK$11.1 billion. After the swaps, HK$7.4 billion or 40% of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest. During the current interest cycle, the US Federal Reserve increased interest rate 17 times from 1% in June 2004 to 5.25% as at end of June 2006 and since then, the Fed maintained the Fed funds rate unchanged. Due to active hedging program, the Group's cost of borrowings increased at a slower pace relative to the market rate of increase. For the year ended 31 December 2006, the Group's overall weighted average all-in cost of borrowings (including fees and hedging costs) was about 5.2%, compared with 4.3% for the last year.

Employment of Derivative Products

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Following the adoption of HKAS32 and HKAS39 as described under "Significant accounting policies", all derivatives are stated at fair market value. Certain derivative transactions, while the objective is for hedging purposes under the Group's risk management strategies, may not qualify for hedge accounting treatment under the specific rules of the accounting standards. The changes in the fair value of such kind of derivative transactions are recognised in the profit and loss account. The fair market value of outstanding derivative transactions is calculated at least semi-annually based on the price quotations obtained from major financial institutions or the Group's own calculation where applicable.

Capital Commitments and Contingent Liabilities

As at 31 December 2006, the Group's contracted capital commitments were HK$4.4 billion and the Group's contingent liabilities had not changed significantly from the last year.

Human Resources

As at the end of December 2006, the Group employed 23,822 staff (2005: 19,174) in its headquarters in Hong Kong and its principal subsidiary companies worldwide. The two main areas of concentration are in Hong Kong employing 3,846 and in the mainland of China employing 19,720. With the newly established iron ore mining business in Australia, the number of employees in other countries including Japan, Singapore, Canada and Australia increased to 256.

The recovery of economy in Hong Kong continued in 2006. It has led to significant positive improvements in the employment environment motivating staff to operate effectively and efficiently to attain better level of performance.

CITIC Pacific is an equal opportunity employer and adheres to a fair and consistent human resources management policy to the mutual benefit of its employees and the Group. It also upholds a high standard of business ethics and personal conduct of its employees. To ensure the proper enforcement of the Code of Conduct Policy, the Group requires all business units to report the compliance status of the Policy on a bi-annual basis.

The Group's compensation strategy is to cultivate a pay-for-performance culture to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the total compensation is internally equitable, externally competitive, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and self-development with financial sponsorship by the Group whilst in-house training for different level of employees is organized regularly on product knowledge and skill training. Moreover, with the growing cross-border business activities between Hong Kong and the mainland China, the Group continues to strengthen business integration, knowledge sharing and skill transfer between staff in the two territories.

As in the past many years, the Group supports charitable work and the promotion of education, culture and the arts by sponsoring many activities in Hong Kong, the mainland and overseas.

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares ("Shares"). Since the adoption of the Plan, the Company has granted three lots of share options:-

Date of grant	Number of share options	Exercise price HK$
28 May 2002	11,550,000	18.20
1 November 2004	12,780,000	19.90
20 June 2006	15,930,000	22.10

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. None of the share options granted under the Plan were cancelled or lapsed during the year.

Corporate Governance

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. A full description of the Company's corporate governance will be set out in the Corporate Governance Report contained in the 2006 Annual Report.

Throughout the year of 2006, CITIC Pacific has complied with all code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Audit Committee of the Board, consisting of three non-executive directors of whom two are independent, has reviewed the 2006 financial statements with management and the Company's internal and external auditors and recommended its adoption by the Board.

Dividend and Closure of Register

The Directors have resolved to recommend to shareholders the payment of a final dividend of HK$0.80 (2005: HK$0.80) per share and a special dividend of HK$0.30 (2005: Nil) per share, which together with the interim dividend of HK$0.30 per share (2005: HK$0.30) and the special dividend of HK$0.30 per share (2005: Nil) already paid makes a total dividend of HK$1.70 per share (2005: HK$1.10) for the year ended 31 December 2006. The total dividend of HK$1.70 per share will amount to HK$3,731 million of the Company's profit for the year ended 31 December 2006 (2005: HK$2,412 million).

The proposed final dividend of HK$0.80 per share and the proposed special dividend of HK$0.30 per share, the payment of which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Wednesday, 16 May 2007, are to be payable on Friday, 18 May 2007 to shareholders whose names appear on the Register of Members of the Company on 16 May 2007.

The Register of Members of the Company will be closed from Thursday, 10 May 2007 to Wednesday, 16 May 2007, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend and the proposed special dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 9 May 2007.

Share Capital

During the year ended 31 December 2006, the Company made the following repurchases of its own shares on the Stock Exchange for purpose of enhancing its earnings per share:

Month/Year	Number of Shares Repurchased	Price Per Share Highest (HK$)	Price Per Share Lowest (HK$)	Aggregate Price Paid (HK$)
June 2006	1,627,000	22.00	21.50	35,402,100

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2006 and the Company has not redeemed any of its shares during the year ended 31 December 2006.

Forward-looking Statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Annual Report and Further Information

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible and the full Annual Report will be made available on the website of the Company and the Stock Exchange around 11 April 2007.

By Order of the Board
Alice Tso Mun Wai
Company Secretary
Hong Kong, 15 March 2007

END

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.